As submitted confidentially with the Securities and Exchange Commission on February 26, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alzheon, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-3074149
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

111 Speen Street

Suite 306

Framingham, Massachusetts 01701

(508) 861-7709

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin Tolar, M.D., Ph.D.

President and Chief Executive Officer

Alzheon, Inc.

111 Speen Street

Suite 306

Framingham, Massachusetts 01701

(508) 861-7709

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter N. Handrinos, Esq. Philip P. Rossetti, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Edwin M. O’Connor, Esq. Seo Salimi, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2018

PRELIMINARY PROSPECTUS

            Shares

Alzheon, Inc.

Common Stock

$        per share

This is the initial public offering of shares of our common stock. We are offering                  shares of our common stock. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $        and $        per share of common stock.

We have granted the underwriters an option to purchase up to             additional shares of common stock to cover over-allotments, if any.

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “ALZH.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Alzheon, Inc. (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 140 for additional information regarding underwriter compensation.

The underwriters expect to deliver the shares to purchasers on or about                 , 2018 through the book-entry facilities of The Depository Trust Company.

Citigroup	Piper Jaffray

Canaccord Genuity	JMP Securities

                    , 2018

We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “company,” “we,” “us” and “our” in this prospectus to refer to Alzheon, Inc.

Overview

We are a clinical stage biopharmaceutical company with a Phase 3-ready program in Alzheimer’s disease and a discovery platform of small molecules for the inhibition of protein misfolding in neurodegenerative disorders. Protein misfolding is an abnormal process in which a protein fails to fold in its normal configuration, rendering the protein toxic or inactive. Our goal is to develop disease modifying treatments for patients with Alzheimer’s and other neurological disorders by leveraging our expertise in inhibiting protein misfolding and aggregation.

Our lead product candidate, ALZ-801, is an orally administered inhibitor of beta amyloid misfolding. Beta amyloids are protein fragments that, when they misfold, form small neurotoxic aggregates, or oligomers. We believe that we are the only company developing a clinical stage small molecule with a mechanism of action designed to prevent the misfolding and aggregation of beta amyloid protein into neurotoxic oligomers. If ALZ-801 is approved, we believe it has the potential to be among the first drugs to intervene in an underlying mechanism of Alzheimer’s disease, or AD. The active ingredient of ALZ-801, tramiprosate, was evaluated in 16 clinical trials conducted by Bellus Health, Inc. (formerly Neurochem), or Bellus, including trials in AD, with over 2,000 patients. In these trials, a favorable safety profile was observed, and in our post hoc analyses of data from these trials, we observed promising clinical signals in a subset of patients with two copies of the APOE4 gene, or APOE4/4 homozygotes, who have greater beta amyloid burden and develop AD earlier. In October 2017, ALZ-801 was granted Fast Track designation by the U.S. Food and Drug Administration, or FDA, for the treatment of AD. To our knowledge, of the 87 product candidates currently in clinical development for AD, eight, including ALZ-801, have received Fast Track designation. We plan to initiate a Phase 3 trial of ALZ-801 in 2018 in the United States and internationally.

We have designed our Phase 3 trial by applying recent advances in the understanding of the role of beta amyloid in AD, our elucidation of ALZ-801’s mechanism of action and insights into optimizing clinical trial designs for AD. APOE4/4 homozygotes have shown the highest rate of diagnostic accuracy for AD. In addition, APOE4/4 homozygotes carry a higher burden of beta amyloid, or Aß, oligomer pathology that plays an early role in the pathogenesis of AD and is specifically targeted by ALZ-801’s mechanism of action. Using a personalized medicine approach in our Phase 3 trial, we intend to enroll APOE4/4 homozygous patients with mild AD.

AD is a progressive neurodegenerative disorder caused by protein misfolding of beta amyloid and tau, a microtubule-associated protein in neurons, that leads to patients losing memory, cognitive and intellectual capabilities, and the ability to perform normal daily activities, resulting in the need for a full-time caretaker or nursing home placement and, ultimately, death. The cognitive loss caused by AD affects not only the patients, but it also has a profound impact on patients’ families and loved ones. Family members of AD patients, often referred to as “invisible patients,” experience enormous emotional, financial and physical strain that is associated with poorer health and well-being.

According to the Alzheimer’s Association, AD affects an estimated 5.5 million people in the United States, of whom 5.3 million are over the age of 65. With the aging U.S. population, the number is expected to increase to up to 16 million by 2050. Alzheimer’s Disease International estimates the Western European dementia population at 7.5 million and worldwide dementia population at 46.8 million, of whom 60-70% have AD. The Alzheimer’s Association estimates the direct costs of AD and other dementias in the United States in 2017 to be $259 billion. Despite the far-reaching effects of AD, there are no approved disease modifying treatments for these patients. Clinical trials in AD have failed for multiple reasons including misdiagnosis of AD patients, poor safety and tolerability, intervention at an inappropriate disease stage, suboptimal dose regimens and insufficient brain levels of active drug. We believe our novel mechanism of action and optimized clinical trial design has the potential to overcome these challenges.

Beta Amyloid in Alzheimer’s Disease

Although the precise events that trigger AD are unknown, there is a large body of scientific evidence suggesting that Aß peptides, particularly soluble aggregated forms, or Aß oligomers, cause neuronal damage and cell death leading to the disease. Pathologically, AD is defined by the presence in the brain of insoluble extracellular Aß plaques and intracellular neurofibrillary tangles that are composed primarily of tau protein.

Recent research and clinical trials support the importance of targeting amyloid oligomers early in disease progression, including the following findings:

•	Aß oligomer formation begins in AD patients years before clinical signs of the disease appear.

•	Accumulation of Aß oligomers in the brain correlates with AD progression.

•	Patients with APOE4 have higher levels of Aß oligomers compared to non-carriers, which predisposes them to increased risk and early onset of AD.

•	Results from a clinical trial of aducanumab, an injectable monoclonal antibody that targets Aß oligomers, showed reduced amyloid plaque in the brain and slowing of cognitive decline in mild AD patients.

APOE4 Genotype Marker and Beta-Amyloid Pathology

Apolipoprotein E plays a key role in Aß clearance, neuronal maintenance and repair. The APOE4 variant of the gene that codes for apolipoprotein E is the most important genetic risk factor for AD and an important biomarker for Aß pathology. Epidemiological studies and clinical trials have shown that among AD patients in North America and Europe, 50%-65% possess either one or two copies of the APOE4 gene and 10%-15% have the APOE4/4 homozygous genotype, representing at least 550,000 APOE4/4 homozygous patients in North America and 500,000 in Europe. APOE4 carriers, individuals with one or two copies of the allele, have a four to 12-fold increased risk of developing AD, and an earlier onset of disease, when compared with APOE4 non-carriers. Studies in clinically diagnosed AD patients have shown that amyloid plaque, as measured by positron emission tomography, or PET, imaging or post-mortem pathology, is present in 95% of APOE4 carriers compared with 77% of non-carriers. In subjects with Mild Cognitive Impairment, or MCI, a noticeable form of cognitive decline that can lead to AD, PET imaging studies have shown that approximately 80% of APOE4/4 homozygous subjects had a high rate of Aß accumulation by age 60, compared to approximately 50% of APOE4 heterozygous subjects, who have one copy of APOE4, and 26% of APOE4 non-carriers. In clinical trials of a potential disease modifying treatment for mild or moderate AD patients, the correlation of APOE4 with abnormal amyloid PET scans was 98% in APOE4/4 homozygotes and 88% in APOE4 heterozygotes, compared to 62% in non-carriers. These findings support the use of APOE4 genotyping as a predictive biomarker to enable identification of AD patients, reduce the potential for clinical misdiagnosis and provide a rationale for conducting a Phase 3 trial in APOE4/4 homozygotes with an inhibitor of Aß misfolding and Aß oligomer formation.

Our Solution: ALZ-801, A Novel Beta Amyloid Aggregation Inhibitor

Our lead product candidate, ALZ-801, is a patented, orally administered prodrug of tramiprosate that is designed to inhibit Aß oligomer formation. We believe ALZ-801 has the potential to be differentiated from other emerging therapies targeting AD pathology due to its novel mechanism of action, oral mode of administration, potential efficacy in a genetically-targeted population and observed favorable safety profile.

In October 2013, FB Health S.p.A., or FB Health, granted us an exclusive, worldwide, sublicensable license to develop, manufacture and commercialize a group of related compounds that includes ALZ-801. FB Health obtained its rights to the patents, data and know-how that it licensed to us through an exclusive, worldwide, sublicensable license granted by BHI Limited Partnership, an affiliate of Bellus, to FB Health under a separate agreement. Our license from FB Health permits us to develop and commercialize ALZ-801 for all purposes other than the diagnosis or treatment of AA amyloidosis. We also received the exclusive right to use and reference in our regulatory submissions, preclinical and clinical data, including the data from three large Phase 3 trials conducted by Bellus in tramiprosate.

Prior to our license of ALZ-801, Bellus conducted a Phase 3 trial of tramiprosate in AD in North America, or the North American trial, and initiated a Phase 3 trial in the European Union. Following efficacy results in the North American trial that did not meet the primary endpoints, Bellus terminated its Phase 3 clinical program for oral tramiprosate. We conducted post hoc analyses of the results from the North American trial that suggested tramiprosate had potential efficacy in APOE4/4 homozygotes with mild AD at a dose of 150 mg twice daily. In particular, using ADAS-cog, a research tool for assessing cognitive impairment, tramiprosate outperformed placebo by 5.4 points at Week 78 of the trial. Furthermore, using CDR-SB, a tool for quantifying cognition and functional performance, tramiprosate outperformed placebo by 1.25 points at Week 78. These treatment effects were demonstrated on top of standard of care with currently available therapies, and we believe represent meaningful clinical benefits.

Based on our analyses, we identified what we believe are key deficiencies in Bellus’ clinical development program: the suboptimal pharmacokinetic, or PK, performance of oral tramiprosate and the misdiagnosis of AD leading to many patients without AD pathology being enrolled in the trial. We believe that our ALZ-801 development program addresses these deficiencies through the improved PK profile of ALZ-801 and through our focus on APOE4/4 homozygous patients who carry a higher Aß burden and are less likely to be misdiagnosed with AD.

To obtain agreement from the FDA on our Phase 3 plans and trial design for ALZ-801 for the treatment of APOE4/4 homozygous AD patients, we submitted safety data from the tramiprosate Phase 3 trials, together with our APOE4 subgroup efficacy analyses to the FDA prior to a scheduled End-of-Phase 2 meeting. The purpose of an End-of-Phase 2 meeting is to provide the sponsor of a drug with agreement on the safety of proceeding to Phase 3, to evaluate the Phase 3 plan and trial design, and to identify any additional information necessary to support a marketing application. In written responses, the FDA did not consider these subgroup data as supporting the efficacy of tramiprosate in APOE4/4 homozygous AD patients because they are post hoc analyses from a negative study and are based on a small subset. The FDA further indicated that, should our initial Phase 3 trial of ALZ-801 demonstrate efficacy in treating APOE4/4 homozygous patients, we may need to substantiate that evidence through a second adequate and well-controlled clinical study. The FDA indicated that a single study approval would require the Phase 3 trial to demonstrate efficacy that is robust and unquestionable.

The FDA did not, however, raise any objection to our clinical trial designs and authorized us to initiate our planned Phase 3 program in APOE4/4 homozygous AD patients. In addition, the FDA agreed with the use of tramiprosate clinical and nonclinical data to support the safety database requirements for a New Drug Application submission for ALZ-801. The FDA had no questions regarding the submitted Phase 3 safety analyses of tramiprosate. In October 2017, the FDA designated ALZ-801 as a Fast Track development program for the investigation of AD and we intend to commence a Phase 3 trial for ALZ-801 in APOE4/4 homozygous patients with mild AD in 2018.

Our Platform

We have built a proprietary platform of diverse chemotypes designed to inhibit protein misfolding in neurodegenerative disorders, with an initial focus on AD. Our platform includes multiple proprietary libraries of over 10 unique chemotypes representing chemical diversity of more than 5,000 compounds with the potential to inhibit protein misfolding and disrupt protein-protein interactions, and prevent pathogenic processes leading to neurodegeneration. Our drug discovery platform is engineered to capitalize on our scientific discovery of a novel mechanism of action, featuring multi-ligand drug-target interactions. Applying these insights and expertise, we are developing and optimizing the next generation of protein misfolding inhibitors for neurodegenerative diseases.

Our Team

We assembled a highly experienced management team, board of directors and scientific advisory board to execute on our mission to develop disease modifying therapies for the treatment of neurodegenerative disorders. Our Founder and Chief Executive Officer, Martin Tolar, M.D., Ph.D., is a business leader, drug developer and neuroscientist, with expertise in neurodegeneration and the role of APOE4 in AD. Our Chairman, Jean-Pierre Garnier, Ph.D., has extensive experience in growing and leading pharmaceutical companies as the Chairman of Actelion and Chief Executive Officer of GlaxoSmithKline. Our scientific advisory board is led by Stanley Prusiner, M.D., a Nobel Prize recipient who pioneered the concept of transmissible protein misfolding as a cause of neurodegeneration. We believe our team, with its deep scientific background, drug development experience and industry-leading business capabilities, positions us to become a leading company developing therapies for neurodegenerative disorders.

Our Strategy

Our objectives are to develop and gain regulatory approval for ALZ-801 for the treatment of AD and leverage our discovery platform to become a leading developer of novel therapeutics to treat AD and other neurodegenerative disorders.

The key elements of our strategy are:

•	Advance clinical development of ALZ-801 to approval. We intend to initiate a Phase 3 program in the United States and internationally that, if successful, may support the approval of ALZ-801, initially for the treatment of APOE4/4 homozygotes with mild AD. Our plan is to commence a Phase 3 clinical trial in 2018.

•	Commercialize ALZ-801 ourselves and in collaboration with one or more pharmaceutical companies. To commercialize ALZ-801, if approved, we intend to establish an internal sales and marketing team to target AD specialists in the United States and Europe. For the U.S. and European primary care AD markets, we intend to seek one or more marketing collaborations with pharmaceutical or biotechnology companies. We expect to seek separate development and commercialization collaborators in Japan and other parts of Asia.

•	Evaluate the development of ALZ-801 for other AD populations. After our initial focus on APOE4/4 homozygous AD patients, we plan to evaluate ALZ-801 in AD patients with one or no copies of the APOE4 gene, who have brain Aß pathology. We also plan to develop ALZ-801 for patients with earlier stages of disease, such as prodromal AD or MCI.

•	Evaluate ALZ-801 for selected additional causes of dementia and other disorders. Protein misfolding and aggregation of Aß into neurotoxic oligomers may play a role in the pathology and cognitive impairment associated with other disorders, including Down syndrome, post-traumatic encephalopathy, inclusion body myositis and Parkinson’s disease. Based on its mechanism of action, we plan to investigate ALZ-801 in selected additional indications if we generate favorable Phase 3 data for ALZ-801 in AD.

•	Leverage our proprietary chemistry platform to develop therapeutics for other neurodegenerative disorders caused by protein misfolding. We have an extensive proprietary library of compounds designed to inhibit the misfolding of Aß and other proteins associated with neurodegenerative diseases. We are investigating the next generation of protein misfolding inhibitors and intend to progress one or more of these compounds through IND submission. Our lead preclinical candidate, ALZ-1903, is a new chemical entity and a more potent inhibitor of Aß misfolding.

•	Expand our pipeline through in-licensing and acquisitions. We intend to leverage our expertise in drug development and business development to evaluate product candidates that are complementary to ALZ-801 and our therapeutic platform for neurodegenerative and psychiatric disorders.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We have incurred significant net losses since inception and anticipate that we will continue to incur net losses for the foreseeable future and may never achieve or maintain profitability.

•	Even if this offering is successful, we will require additional capital to fund our operations, and if we fail to obtain necessary funding, we may not be able to complete the development and commercialization of ALZ-801.

•	Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

•	We are heavily dependent on the success of ALZ-801, our lead product candidate, which is still under clinical development, and if ALZ-801 does not receive regulatory approval or is not successfully commercialized, our business may be harmed.

•	We have concentrated our research and development efforts on the treatment of AD, a disease that has seen limited success in drug development. Further, ALZ-801 is based on a new approach to treating AD, which makes it difficult to predict the time and cost of development and subsequently obtaining regulatory approval.

•	Clinical trials are expensive, time-consuming, difficult to design and implement, and involve an uncertain outcome.

•	Results of preclinical studies, early clinical trials or analyses may not be indicative of results obtained in later trials.

•	Our license agreement with FB Health for ALZ-801 is important to our business, and if we are unable to meet our obligations under this agreement, our business could be adversely affected.

•	If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our target markets.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in 2013. Our principal executive offices are located at 111 Speen Street, Suite 306, Framingham, Massachusetts 01701 and our telephone number is (508) 861-7709. Our website address is www.alzheon.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a large accelerated filer, our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Over-allotment option	shares

Use of proceeds	We anticipate that we will use the net proceeds of this offering to advance the clinical development of our lead product candidate, ALZ-801, and for working capital and general corporate purposes. See “Use of Proceeds” beginning on page 57.

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“ALZH”

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of                 , 2018, and excludes:

•	shares of common stock issuable upon exercise of stock options outstanding as of , 2018, at a weighted-average exercise price of $ per share;

•	shares of our common stock available for future issuance as of , 2018 under our 2014 Equity Incentive Plan;

•	shares of our common stock that will become available for future issuance under our 2018 Incentive Award Plan, or the 2018 Plan, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in our 2018 Plan that automatically increase the share reserve under the 2018 Plan;

•	shares of our common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan, or the 2018 ESPP, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in our 2018 ESPP that automatically increase the share reserve under the 2018 ESPP; and

•	shares of our common stock issuable upon the exercise of warrants outstanding as of , 2018, at a weighted-average exercise price of $ per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of shares of our common stock upon the closing of this offering;

•	no exercise of outstanding options or warrants described above after , 2018;

•	the filing of our restated certificate of incorporation and the adoption of our restated bylaws, which will occur upon the closing of this offering;

•	a one-for reverse split of our common stock effected on , 2018; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the statement of operations data for the years ended December 31, 2016 and December 31, 2017 and balance sheet data as of December 31, 2017 from our audited financial statements appearing at the end of this prospectus.

	Year Ended December 31,
	2016	2017
	(in thousands, except per share and share data)
Statement of Operations Data:
Revenue	$—	$—

Operating expenses:
Research and development	4,329	1,744
General and administrative	2,603	2,308

Total operating expenses	6,932	4,052

Loss from operations	(6,932)	(4,052)
Other expense:
Interest expense, net	(765)	(353)
Debt conversion charge	—	(1,045)

	(765)	(1,398)

Net loss	$(7,697)	$(5,450)

Net loss per common share, basic and diluted(1)	$(0.71)	$(0.49)

Weighted average common shares outstanding, basic and diluted(1)	10,801,890	11,114,857

(1)	See Note 13 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per common share.

	As of December 31, 2017
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,370	$	$
Working capital(1)	5,166
Total assets	7,391
Total stockholders’ equity	6,123

(1)	We define working capital as current assets less current liabilities.
(2)	The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering.
(3)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $        million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We are not currently profitable, and we may never achieve or sustain profitability. If we are unable to achieve or sustain profitability, the market value of our common stock will likely decline.

We are a clinical stage biopharmaceutical company with a limited operating history and have incurred significant losses since our formation. We had a net loss of $7.7 million and $5.5 million for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, we had an accumulated loss of $24.6 million. We have not commercialized any products and have never generated revenue from the commercialization of any product. To date, we have devoted most of our financial resources to licensing product candidates and research and development, including our preclinical platform development activities and clinical trials.

We expect to incur significant additional operating losses for the next several years, at least, as we advance ALZ-801 and any other product candidate through clinical development, complete clinical trials, seek regulatory approval and commercialize ALZ-801 or any other product candidate, if approved. The costs of advancing product candidates into each clinical phase tends to increase substantially over the clinical development process. Therefore, the total costs to advance any of our product candidates to marketing approval in even a single jurisdiction will be substantial. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to begin generating revenue from the commercialization of any products or achieve or maintain profitability. Our expenses will also increase substantially if and as we:

•	commence our Phase 3 trial of ALZ-801 in Alzheimer’s disease, or AD, or conduct clinical trials for any other product candidates;

•	are required by the U.S. Food and Drug Administration, or FDA, to complete two Phase 3 trials to support a New Drug Application, or NDA, for ALZ-801;

•	develop ALZ-801 for other neurodegenerative disorders and develop other product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize ALZ-801, if approved, and for any other product candidates for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, scientific and commercial personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public reporting company; and

•	acquire or in-license other product candidates or technologies.

Furthermore, our ability to successfully develop, commercialize and license any product candidates and generate product revenue is subject to substantial additional risks and uncertainties, as described under “—Risks Related to Development, Clinical Testing, Manufacturing and Regulatory Approval” and “—Risks Related to Commercialization.” As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If we are unable to develop and commercialize one or more product candidates, either alone or through collaborations, or if revenues from any product that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain profitability or meet outside expectations for our profitability. If we are unable to achieve or sustain profitability or to meet outside expectations for our profitability, the value of our common stock will be materially and adversely affected.

Even if this offering is successful, we will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of ALZ-801.

We expect to spend substantial amounts to complete the development of, seek regulatory approvals for and, if approved, commercialize ALZ-801. These expenditures will include costs related to the Phase 3 clinical development of ALZ-801 in AD and costs associated with our license agreement with FB Health S.p.A., or FB Health, under which we are obligated to make royalty payments in connection with the sale of resulting products and licensing revenues.

Even with the net proceeds of this offering, we will require additional capital to enable us to complete the development and commercialization of ALZ-801, if approved, for the treatment of AD and other potential indications, which we may acquire through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development efforts.

Based upon our current operating plan, we believe that the net proceeds from this offering and our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through          . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Because the length of time and activities associated with successful development of ALZ-801 is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of one or more Phase 3 trials for ALZ-801, additional development plans for ALZ-801 and the development of any other product candidates;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the costs of operating as a public company;

•	the extent to which we in-license or acquire other product candidates or technologies;

•	the cost of establishing sales, marketing and distribution capabilities for ALZ-801;

•	our ability to establish and maintain collaborations on favorable terms, if at all; and

•	the initiation, progress and timing of our commercialization of ALZ-801, if approved.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of ALZ-801 or potentially discontinue operations.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2017 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our current operating plans through at least the next 12 months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect and need to raise additional funds sooner than we anticipate. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs and commercialization efforts.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We were established and began operations in 2013. Our operations to date have been limited to financing and staffing our company, licensing product candidates, developing ALZ-801 for the treatment of AD and conducting preclinical studies and clinical trials for ALZ-801. We have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will eventually need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition and, as a result, our business may be adversely affected.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indications of future operating performance.

We may be required to make significant payments in connection with our license of ALZ-801 from FB Health.

In October 2013, we acquired rights to ALZ-801 pursuant to a license agreement with FB Health, or the FB Health Agreement. Under the FB Health Agreement, we are subject to significant obligations, including royalties on product sales, as well as other material obligations. Under the FB Health Agreement, we will be obligated to pay FB Health a fixed single digit percentage royalty based on net sales of ALZ-801 and single digit percentage of all licensing revenues. The FB Health Agreement also obligates us to make any payments that may become due under pre-existing agreements between Bellus Health, Inc., or Bellus, and Parteq Research and Development Innovations, or Parteq, and Bellus and Her Majesty the Queen in Right of Canada, or TPC, related to the development and commercialization of Licensed Products, including payments per regulatory approval milestone in the low to mid six digits and low single digit percentage royalty payments on gross sales to Parteq and high single digit percentage payments on gross revenue to TPC up to a maximum of low eight digit payments. If these payments become due under the terms of the FB Health Agreement, we may not have sufficient funds available to meet our obligations and our development efforts may be materially harmed.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2017, we had net operating loss carryforwards, or NOLs, of $10.3 million for federal income tax purposes and $9.1 million for state income tax purposes, which may be available to offset our future taxable income, if any, at various times through 2036. Our federal NOLs begin to expire in 2032. In general, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change NOLs to offset future taxable income. If the U.S. Internal Revenue Service challenges our analysis that existing NOLs will not expire before utilization due to previous ownership changes, or if we undergo an ownership change in connection with or after this offering, our ability to use our NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

Risks Related to Development, Clinical Testing, Manufacturing and Regulatory Approval

We are heavily dependent on the success of ALZ-801, our most advanced product candidate, which is still under clinical development, and if ALZ-801 does not receive regulatory approval or is not successfully commercialized, our business may be harmed.

To date, we have invested a significant portion of our efforts and financial resources in the development of ALZ-801 for the treatment of AD. Our future success is substantially dependent on our ability to successfully complete clinical development for, obtain regulatory approval for and successfully commercialize ALZ-801, which may never occur. We currently have no products that are approved for commercial sale and may never be able to develop a marketable product. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to ALZ-801, which will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we can generate any revenues from any commercial sales. We cannot be certain that we will be able to successfully complete any of these activities.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and comparable regulatory authorities in other countries. We are not permitted to market ALZ-801 in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. We have not submitted an NDA to the FDA or comparable applications to other regulatory authorities for ALZ-801 and do not expect to be in a position to do so for several years, if ever. If we are unable to obtain the necessary regulatory approvals for ALZ-801, we will not be able to commercialize ALZ-801 in AD and our financial position will be materially adversely affected and we may not be able to generate sufficient revenue to continue our business.

Clinical trials are expensive, time-consuming and difficult to design and implement, and involve an uncertain outcome.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. We may experience delays in initiating and completing any clinical trials that we intend to conduct and we do not know whether planned clinical trials, including our initial Phase 3 trial for ALZ-801, will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•	obtaining regulatory approval to commence a trial;

•	reaching an agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, approval at each site, or Independent Ethics Committee, or IEC, approval at sites outside the United States;

•	recruiting suitable patients to participate in a trial in a timely manner and in sufficient numbers;

•	having patients complete a trial or return for post-treatment follow-up;

•	imposition of a clinical hold by regulatory authorities, including as a result of unforeseen safety issues or side effects or failure of trial sites to adhere to regulatory requirements or follow trial protocols;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	addressing patient safety concerns that arise during the course of a trial;

•	adding a sufficient number of clinical trial sites; or

•	manufacturing sufficient quantities of product candidate for use in clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs or IECs of the institutions in which such trials are being conducted, the Data Safety Monitoring Board, or DSMB, for such trial or the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and, while we have agreements governing their committed activities, we have limited influence over their actual performance, as described in “—Risks Related to Our Dependence on Third Parties.”

Our most advanced product candidate, ALZ-801, is still in development and will require the successful completion of one or more Phase 3 trials before we are prepared to submit an NDA for regulatory approval. We cannot predict with any certainty if or when we might complete the development of ALZ-801 and submit an NDA for regulatory approval of ALZ-801 or whether any such NDA will be approved by the FDA. We submitted an investigational new drug application, or IND, for ALZ-801 in October 2015, and during End-of-Phase-2 discussions with the FDA in February 2016, the FDA indicated that the design of our proposed Phase 3 trial for ALZ-801 in APOE4/4 homozygous patients with mild AD was acceptable. We may seek additional feedback from the FDA on our ALZ-801 clinical development program, and the FDA may not provide such feedback on a timely basis, or such feedback may not be favorable, which could further delay our development program.

If we experience delays in the commencement or completion of any clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of ALZ-801 or any other product candidate we develop could be harmed, and our ability to generate revenues may be delayed. In addition, any delays in our clinical trials could increase our costs, slow the development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of a clinical trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of a product candidate.

In addition, we licensed worldwide rights to ALZ-801 in October 2013, and were not involved in or able to control the development of ALZ-801 prior to that time. We are dependent on Bellus having conducted such research and development in accordance with the applicable protocol and legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our license of ALZ-801 and having correctly collected and interpreted the data from these trials. If Bellus did not comply with protocol or required standards or accurately collect, report or interpret results, then we could incur increased costs and will experience delays in the development of ALZ-801, which could adversely affect our financial position and delay our ability to commercialize ALZ-801.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for ALZ-801 or any other product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that we will never obtain regulatory approval for ALZ-801 or any other product candidate. We are not permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. For example, based on our post hoc analyses, we believe that data from Bellus’ prior Phase 3 trials of tramiprosate provide evidence of clinical benefit among APOE4/4 homozygous AD patients. However, the FDA did not consider these data as supporting the efficacy of tramiprosate in APOE4/4 homozygous AD patients because they are post hoc analyses from a negative study and are based on a small sample subset. If the results of our planned Phase 3 trials of ALZ-801 are similar to those observed in Bellus’ Phase 3 trials of tramiprosate, we may be unable to obtain approval of ALZ-801 for the treatment of APOE4/4 homozygous patients with mild AD. The FDA may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or it may object to elements of our clinical development program. For example, the FDA indicated that, should our initial Phase 3 trial of ALZ-801 demonstrate efficacy in treating APOE4/4 homozygous patients, we may need to substantiate that evidence through a second adequate and well-controlled clinical study and that a single study approval would require the Phase 3 trial to demonstrate efficacy that is robust and unquestionable.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates or require us to conduct additional preclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates, or other products containing the active ingredient in our product candidates;

•	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical trials;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement regarding the formulation, labeling and/or the specifications of our product candidates;

•	the FDA or comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market ALZ-801 or another product candidate, which would significantly harm our business, results of operations and prospects.

In addition, the FDA or the applicable foreign regulatory agency also may approve a product candidate for a more limited indication or patient population than we originally requested, and the FDA or applicable foreign regulatory agency may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We have concentrated our research and development efforts on the treatment of AD, a disease that has seen limited success in drug development. Further, ALZ-801 is based on a new approach to treating AD, which makes it difficult to predict the time and cost of development and subsequent obtaining of regulatory approval.

Efforts by biopharmaceutical and pharmaceutical companies in treating AD have seen limited success in drug development, and there are no approved disease modifying therapeutic options available for patients with AD. Our approach to the treatment of AD focuses on blocking formation of beta amyloid, or Aß, oligomers. We cannot be certain that our approach will lead to the development of approvable or marketable products. The only drugs approved by the FDA to treat AD to date address the disease’s symptoms. As a result, the FDA has a limited set of products, none of which addresses Aß aggregation, to rely on in evaluating ALZ-801. This could result in a longer than expected regulatory review process, increased expected development costs or the delay or prevention of commercialization of ALZ-801 for the treatment of AD.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. Patient enrollment and retention in clinical trials depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the nature of the trial protocol;

•	the existing body of safety and efficacy data with respect to the product candidate;

•	the proximity of patients to clinical sites;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	competing clinical trials being conducted by other companies or institutions;

•	our ability to maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

We intend to conduct our initial Phase 3 trial of ALZ-801 in a subset of AD patients who have two APOE4 alleles, and we cannot be sure that we will be able to identify a sufficient number of patients with this genotype in a timely manner to initiate the trial at the target date, or in sufficient numbers to complete the trial. Furthermore, any negative results we may report in clinical trials of any product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate. Delays or failures in planned patient enrollment or retention may result in increased costs or program delays, which could have a harmful effect on our ability to develop a product candidate or could render further development impossible.

Results of preclinical studies, early clinical trials or analyses may not be indicative of results obtained in later trials.

The results of preclinical studies, early clinical trials or analyses of our product candidates, including our post hoc analyses of ALZ-801, may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. For example, ALZ-801 is a prodrug of tramiprosate. Tramiprosate failed to show efficacy against placebo in a Phase 3 trial for AD. In addition, conclusions based on promising data from analyses of clinical results, such as our post hoc analyses of Phase 3 trial results for tramiprosate, may be shown to be incorrect when implemented in clinical trials. Even if our Phase 3 trial and any other clinical trials for ALZ-801 are completed as planned, we cannot be certain that their results will support the safety and efficacy sufficient to obtain regulatory approval.

Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim “top-line” or preliminary data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Our product candidates may cause serious adverse events or undesirable side effects, which may delay or prevent marketing approval, or, if approved, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Serious adverse events or undesirable side effects caused by ALZ-801 or any other product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Results of any clinical trial we conduct could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. To date, patients treated with ALZ-801 have experienced adverse events that include mild nausea and sporadic instances of vomiting. Patients treated with tramiprosate, the active agent of ALZ-801, have experienced adverse events that include nausea, vomiting, weight loss, diarrhea, falls, dizziness, urinary tract infection and upper respiratory infection.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or the IRBs at the institutions in which our studies are conducted, or the DSMB, could recommend a suspension or termination of our clinical trials, or the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. In addition, drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of a product candidate, if approved, and could significantly harm our business, results of operations and prospects.

The market opportunities for ALZ-801, if approved, may be smaller than we anticipate.

We expect to initially seek approval of ALZ-801 as a therapy for APOE4/4 homozygous patients with mild AD. Our projections of the number of APOE4/4 homozygous AD patients are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, patient foundations and market research, and may prove to be incorrect. Further, new sources may reveal a change in the estimated number of APOE4/4 homozygous AD patients, and the number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited. Even if we obtain significant market share for any product candidate, if approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including additional subsets of AD patients.

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. If the FDA does not accept or approve our NDAs for our product candidates, it may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA that we submit may be delayed, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.

Even if we obtain FDA approval for ALZ-801 or any other product candidate in the United States, we may never obtain approval for or commercialize ALZ-801 or other product candidate in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Even if we obtain regulatory approval for ALZ-801 or any product candidate, we will still face extensive and ongoing regulatory requirements and obligations and any product candidates, if approved, may face future development and regulatory difficulties.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising and promotional activities for such product, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with current Good Manufacturing Practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and Good Clinical Practice, or GCP, requirements for any clinical trials that we conduct post-approval.

Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or to the conditions of approval, including a requirement to implement a REMS. If any of our product candidates receive marketing approval, the accompanying label may limit the approved indicated use of the product candidate, which could limit sales of the product candidate. The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use, and if we market our products for uses beyond their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, relating to the promotion of prescription drugs may lead to FDA enforcement actions and investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on manufacturing such products;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Further, the FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current presidential administration may impact our business and industry. Namely, the current presidential administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. Notably, in January 2017, an Executive Order was issued, applicable to all executive agencies, including the FDA, that requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This Executive Order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the Executive Order requires agencies to identify regulations to offset any incremental cost of a new regulation and approximate the total costs or savings associated with each new regulation or repealed regulation. In guidance issued by the Office of Information and Regulatory Affairs within OMB, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. Further, in February 2017, an Executive Order was issued requiring each agency to designate a regulatory reform officer and create a regulatory reform task force to evaluate existing regulations and make recommendations regarding their repeal, replacement, or modification, and the FDA published notices in the Federal Register soliciting broad public comment to identify regulations that could be modified in compliance with these Executive Orders. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Even if we obtain regulatory approval for ALZ-801 for the treatment of APOE4/4 homozygous patients with mild AD, if we are not successful in gaining approval for ALZ-801 for the treatment of additional subsets of AD patients, our ability to expand our business and achieve our strategic objectives would be impaired.

We intend to initiate a Phase 3 program in the United States and internationally that, if successful, may support the approval of ALZ-801 for the treatment of APOE4/4 homozygous patients with mild AD. Our longer-term strategy involves evaluating the development of ALZ-801 for other AD populations. Beyond our initial focus on APOE4/4 homozygous AD patients, we plan to evaluate ALZ-801 in AD patients with one or no copies of the APOE4 gene, who have brain Aß pathology. We may also develop ALZ-801 for patients with earlier stages of disease, such as prodromal AD or Mild Cognitive Impairment. Even if we are successful in obtaining regulatory approval for ALZ-801 for the treatment of APOE4/4 homozygous patients with mild AD, we may fail to obtain regulatory approval for ALZ-801 for the treatment of other AD populations if ALZ-801 is shown to have harmful side effects in other subsets of AD patients or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria in other AD populations. If we are unsuccessful in gaining regulatory approval for ALZ-801 for the treatment of additional subsets of AD patients, our key growth strategy and business will be harmed.

We have received Fast Track designation for ALZ-801 for the treatment of AD, and we may seek Fast Track designation for other product candidates, but such designations may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a drug sponsor may apply for FDA Fast Track designation. In October 2017, the FDA granted Fast Track designation for ALZ-801 for the treatment of AD, and we may seek additional Fast Track designations for ALZ-801 in other indications or for our other product candidates. If we seek Fast Track designation for a product candidate, we may not receive it from the FDA. However, even if we receive Fast Track designation, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

We may seek a Breakthrough Therapy designation for one or more of our product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process.

We may seek a Breakthrough Therapy designation for ALZ-801 or one or more of our other product candidates. A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for priority review if supported by clinical data at the time the NDA is submitted to the FDA.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. Even if we receive Breakthrough Therapy designation, the receipt of such designation for a product candidate may not result in a faster development or regulatory review or approval process compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of ALZ-801 or any other product candidates we may develop in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical trials;

•	significant costs to defend the litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize ALZ-801 or any other product candidate;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased market demand for any product; and

•	loss of revenue.

The product liability insurance we currently carry, and any additional product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. In connection with our Phase 1 clinical trials for ALZ-801, we carry insurance of £5.0 million in the aggregate for product liability claims in the United Kingdom, where the trials were conducted. We intend to secure global product liability insurance before the start of our Phase 3 clinical trial and local insurance as needed. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for ALZ-801, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect the results of our operations and business, including preventing or limiting the commercialization of any product candidates we develop.

Risks Related to Commercialization

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to acquire, develop, and obtain marketing approval for new products on a cost-effective basis and to market them successfully. If ALZ-801 is approved, we will face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies in the United States and other jurisdictions. These organizations may have significantly greater resources than we do and may conduct similar research; seek patent protection; and establish collaborative arrangements for research, development, manufacturing and marketing of products that may compete with ALZ-801.

Currently available treatments for AD include the acetylcholinesterase inhibitors donepezil, galantamine and rivastigmine; and memantine, which blocks the current at the glutamate receptor. These medications are available generically although specific formulations, dosage forms and combinations are proprietary. Several pharmaceutical companies are developing monoclonal antibody immunotherapies to treat AD. These include Biogen’s aducanumab and Roche’s crenezumab and gantenerumab. Aducanumab is currently in Phase 3 development with top-line data expected in 2019. Top-line data for the first trial of gantenerumab are expected in 2018 and top-line data for the first trial of crenezumab are expected in late 2020. Several pharmaceutical companies are developing beta-site amyloid precursor protein cleaving enzyme inhibitors to treat AD. These include Eisai’s elenbecestat, Eli Lilly’s lanabecestat and Merck’s verubecestat. The Phase 3 trial of verubecestat in mild to moderate AD was terminated in 2017 due to lack of efficacy, however, verubecestat is continuing to be evaluated in early-stage AD with top-line data expected in 2019. Top-line data for elenbecestat’s Phase 3 trial and lanabecestat’s Phase 3 trial are expected in 2020. Azeliragon, an inhibitor of the receptor for advanced glycation endproducts, is being developed by vTv Therapeutics. An initial trial of this program was terminated after the higher dose was associated with deteriorating cognition and adverse effects. Top-line data from the first part of the Phase 3 trial with azeliragon are expected in 2018. We also anticipate that new companies will enter the AD market in the future. If we successfully develop and commercialize ALZ-801, it will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render ALZ-801 obsolete, less competitive or uneconomical. Our competitors may, among other things:

•	have significantly greater name recognition, financial, manufacturing, marketing, drug development, technical, and human resources than we do, and future mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors;

•	develop and commercialize products that are safer, more effective, less expensive, more convenient, or easier to administer, or have fewer or less severe effects;

•	obtain quicker regulatory approval;

•	implement more effective approaches to sales and marketing; or

•	form more advantageous strategic alliances.

Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel; establishing clinical trial sites and patient registration; and in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, or are more convenient or are less expensive than ALZ-801. Our competitors may also obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ALZ-801, which could result in our competitors establishing or strengthening their market position before we are able to enter the market.

If FB Health exercises its option to obtain an exclusive license to commercialize ALZ-801 in Italy, we will not profit from ALZ-801 sales in Italy and our commercialization of ALZ-801 in the rest of the European Union may be negatively affected.

When we entered into the FB Health Agreement, we granted to FB Health an exclusive option to obtain the exclusive right to commercialize ALZ-801 in Italy. If we decide to submit a marketing authorization application for ALZ-801 in Italy, whether directly or through the centralized European Medicines Agency filing procedure, we are obligated to notify FB Health, and FB Health would have the right to exercise its option within a specified time after it receives our notification. If FB Health exercises the option, then it would receive an exclusive, royalty-free, fully paid license to commercialize ALZ-801 in Italy, which means that we would not be able to commercialize ALZ-801 in Italy and we would not receive any payments from FB Health on account of its sales of ALZ-801 in Italy. Also, ALZ-801 offered for sale in Italy by FB Health might be purchased by customers in other parts of the European Union, particularly if FB Health sells ALZ-801 at a lower price than our sales price for ALZ-801, which could decrease our sales in the rest of the European Union.

We may face competition from a closely related nutraceutical product that is being sold in certain countries for memory protection.

ALZ-801 is a prodrug of tramiprosate, which is also known as homotaurine. This means that ALZ-801 is converted into tramiprosate in the human body and that tramiprosate is the form of ALZ-801 that is responsible for its effects on human health. Our licensor, FB Health, has an exclusive, worldwide license from BHI Limited Partnership, an affiliate of Bellus, or BHI, to develop, manufacture and commercialize tramiprosate for use as a nutraceutical or dietary supplement, but not for use as a pharmaceutical product. We are aware that FB Health is currently selling tramiprosate under the tradename Vivimind in Italy, Spain and Canada, and may be selling it in other countries, as a nutraceutical product for memory protection. FB Health’s marketing materials for Vivimind mention the two Phase 3 trials that Bellus conducted on tramiprosate in AD as evidence that Vivimind is safe and has an effect on the process of neuronal decay and on cognitive performance. Tramiprosate cannot currently be legally sold in the United States as a nutraceutical product because the FDA determined that synthetic homotaurine does not qualify as a dietary supplement. If we receive regulatory approval for ALZ-801 for the treatment of AD in countries where tramiprosate is then sold as a nutraceutical at a significantly lower price than ALZ-801, some patients may purchase tramiprosate instead of ALZ-801, which could impair our ability to successfully commercialize ALZ-801 in those countries. In addition, if any person who purchases tramiprosate as a nutraceutical product experiences any negative health effects, including serious illness, injury or death, the resulting negative publicity could harm the reputation of ALZ-801, which might make it more difficult for us to recruit patients for our clinical trials and, if we receive regulatory approval, less likely for physicians to prescribe ALZ-801, for insurance companies to cover the cost of ALZ-801 and for patients to buy it. Any of these occurrences would have an adverse effect on our ability to commercialize ALZ-801 and, therefore, on our business prospects.

The successful commercialization of ALZ-801 and any other product candidate we develop will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels, and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as ALZ-801, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize ALZ-801 and any other product candidates we develop. Assuming we obtain coverage for our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States or elsewhere will be available for our product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar, or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing drugs may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on our product candidates.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

We may also be subject to extensive governmental price controls and other market regulations outside of the United States, and we believe the increasing emphasis on cost-containment initiatives in other countries have and will continue to put pressure on the pricing and usage of medical products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits.

Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

Even if ALZ-801 or any product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If ALZ-801 or any product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenues or become profitable. The degree of market acceptance of our product candidates, if approved, will depend on a number of factors, including but not limited to:

•	the efficacy and potential advantages compared to alternative treatments;

•	effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our product together with other medications.

Because we expect sales of our product candidates, if approved, to generate substantially all of our revenues for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing.

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing ALZ-801, if approved.

We do not have any infrastructure for the sales, marketing or distribution of ALZ-801, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market and successfully commercialize ALZ-801 or any product candidate we develop, if approved, we must build our sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We expect to build a focused sales, distribution and marketing infrastructure to market ALZ-801, if approved, in the United States and Europe. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of that product. For example, if the commercial launch of ALZ-801 for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to prescribe our products; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our product candidates, if approved, in certain markets overseas. Therefore, our future success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in a product and such collaborator’s ability to successfully market and sell the product. We intend to pursue collaborative arrangements regarding the sale and marketing of ALZ-801, if approved, for certain markets overseas; however, we cannot assure you that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of ALZ-801, we may be forced to delay the potential commercialization of ALZ-801 or reduce the scope of our sales or marketing activities for ALZ-801. If we need to increase our expenditures to fund commercialization activities for ALZ-801, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. We may also have to enter into collaborative arrangements for ALZ-801 at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to ALZ-801 or otherwise agree to terms unfavorable to us. Any of these occurrences may have an adverse effect on our business, operating results and prospects.

If we are unable to establish adequate sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates and may never become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

A variety of risks associated with operating internationally could materially adversely affect our business.

We currently have no international operations, but our business strategy incorporates potentially expanding internationally if any of our product candidates receive regulatory approval. Doing business internationally involves a number of risks, including but not limited to:

•	multiple, conflicting and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	limits in our ability to penetrate international markets;

•	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation and insurance; and

•	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm any future international expansion and operations and, consequently, our results of operations.

Risks Related to Our Dependence on Third Parties

Our employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties we may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

Our employees and independent contractors, including principal investigators, consultants, vendors and any third parties we may engage in connection with development and commercialization of our product candidates, could engage in misconduct, including intentional, reckless or negligent conduct or unauthorized activities that violate: the laws and regulations of the FDA or other similar regulatory requirements of other authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; manufacturing standards; data privacy, security, fraud and abuse and other healthcare laws and regulations; or laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

We currently rely on third-party contract manufacturing organizations, or CMOs, for the production of clinical supply of ALZ-801 and intend to rely on CMOs for the production of commercial supply of ALZ-801, if approved. Our dependence on CMOs may impair the development of ALZ-801 and may impair the commercialization of ALZ-801, which would adversely impact our business and financial position.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing ALZ-801 or any product candidate. Instead, we rely on and expect to continue to rely on CMOs for the supply of cGMP grade clinical trial materials and commercial quantities of ALZ-801 and any product candidates we develop, if approved. Reliance on CMOs may expose us to more risk than if we were to manufacture our product candidates ourselves. We intend to manufacture a sufficient clinical supply of ALZ-801 drug substance to enable us to complete our Phase 3 trial, and we have also engaged a CMO to provide clinical and commercial supply of ALZ-801 drug product.

The facilities used to manufacture our product candidates must be inspected by the FDA and comparable foreign authorities. While we provide oversight of manufacturing activities, we do not and will not control the execution of manufacturing activities by, and are or will be essentially dependent on, our CMOs for compliance with cGMP requirements for the manufacture of our product candidates. As a result, we are subject to the risk that our product candidates may have manufacturing defects that we have limited ability to prevent. If a CMO cannot successfully manufacture material that conforms to our specifications and the regulatory requirements, we will not be able to secure or maintain regulatory approval for the use of our product candidates in clinical trials, or for commercial distribution of our product candidates, if approved. In addition, we have limited control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval or finds deficiencies in the future, we may need to find alternative manufacturing facilities, which would delay our development program and significantly impact our ability to develop, obtain regulatory approval for or commercialize our product candidates, if approved. In addition, any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacture of our product candidates or that obtained approvals could be revoked. Furthermore, CMOs may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for us. If we were unable to find an adequate CMO or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

We rely on and will continue to rely on CMOs to purchase from third-party suppliers the raw materials necessary to produce our product candidates. We do not and will not have control over the process or timing of the acquisition of these raw materials by our CMOs. Moreover, we currently do not have any agreements for the production of these raw materials. Supplies of raw material could be interrupted from time to time and we cannot be certain that alternative supplies could be obtained within a reasonable timeframe, at an acceptable cost, or at all. In addition, a disruption in the supply of raw materials could delay the commercial launch of our product candidates, if approved, or result in a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Growth in the costs and expenses of raw materials may also impair our ability to cost effectively manufacture our product candidates. There are a limited number of suppliers for the raw materials that we may use to manufacture our product candidates and we may need to assess alternative suppliers to prevent a possible disruption of the manufacture of our product candidates.

Finding new CMOs or third-party suppliers involves additional cost and requires our management’s time and focus. In addition, there is typically a transition period when a new CMO commences work. Although we generally have not, and do not intend to, begin a clinical trial unless we believe we have on hand, or will be able to obtain, a sufficient supply of our product candidates to complete the clinical trial, any significant delay in the supply of our product candidates or the raw materials needed to produce our product candidates, could considerably delay conducting our clinical trials and potential regulatory approval of our product candidates.

As part of their manufacture of our product candidates, our CMOs and third-party suppliers are expected to comply with and respect the proprietary rights of others. If a CMO or third-party supplier fails to acquire the proper licenses or otherwise infringes the proprietary rights of others in the course of providing services to us, we may have to find alternative CMOs or third-party suppliers or defend against claims of infringement, either of which would significantly impact our ability to develop, obtain regulatory approval for or commercialize our product candidates, if approved.

We intend to rely on third parties to conduct, supervise and monitor our clinical trials. If those third parties do not successfully carry out their contractual duties, or if they perform in an unsatisfactory manner, it may harm our business.

We rely, and will continue to rely, on CROs, CRO-contracted vendors and clinical trial sites to ensure the proper and timely conduct of our clinical trials, including our Phase 3 trial of ALZ-801. Our reliance on CROs for clinical development activities limits our control over these activities, but we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory and scientific standards.

We and our CROs will be required to comply with the Good Laboratory Practice requirements for our preclinical studies and GCP requirements for our clinical trials, which are regulations and guidelines enforced by the FDA and are also required by comparable foreign regulatory authorities. Regulatory authorities enforce GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Accordingly, if our CROs fail to comply with these requirements, we may be required to repeat clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we do not control whether or not they devote sufficient time and resources to our clinical trials. Our CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities, which could harm our competitive position. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If our relationship with any CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on our business, financial condition and prospects.

We intend to enter into collaborations for the commercialization of ALZ-801 in certain countries and may enter into other collaborations with third parties in the future. If we are unable to maintain any of these collaborations, or if these arrangements are not successful, our business could be adversely affected.

If approved, we intend to enter into collaborations for the commercialization of ALZ-801 in certain countries and may enter into other collaborations with third parties in the future for development, commercialization or other activities. Any future collaborations we enter into, may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on preclinical study or clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we would potentially lose the right to pursue further development or commercialization of the applicable product candidates;

•	collaborators may learn about our technology and use this knowledge to compete with us in the future;

•	there may be conflicts between different collaborators that could negatively affect those collaborations and potentially others;

•	the number and type of our collaborations could adversely affect our attractiveness to future collaborators or acquirers; and

•	the loss of, or a disruption in our relationship with, any one or more collaborators could harm our business.

If any collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research and development funding or milestone or royalty payments under such collaborations. If we do not receive the funding we expect under these agreements, our continued development of our product candidates could be delayed and we may need additional resources to develop additional product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of any collaborators and there can be no assurance that our collaborations will produce positive results or successful products on a timely basis or at all.

Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination or otherwise changes its business priorities, the collaborator might deemphasize or terminate the development or commercialization of our product candidates. If a collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of our business and our stock price could be adversely affected.

We may in the future collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our programs, and our business may be materially and adversely affected.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates, if approved, and may affect the prices we may set.

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

•	an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted, or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	creation of the Independent Payment Advisory Board, which, once empaneled, will have the authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law unless overruled by a supermajority vote of Congress;

•	establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•	expansion of the entities eligible for discounts under the Public Health Service program; and

•	a licensure framework for follow on biologic products.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. The current presidential administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. It is uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the U.S. House of Representatives is considering a potential repeal of the orphan drug tax credit as part of a broader tax reform.

These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect our customers and accordingly, our financial operations.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been Congressional inquiries and proposed federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item, or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand;

•	the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act, or FCA, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. A claim includes “any request or demand” for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	the U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; and

•

analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Ensuring that our current and future internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

We are subject to environmental, health and safety laws and regulations, and we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, the production efforts of our third-party manufacturers or our development efforts may be interrupted or delayed.

Risks Related to Our Intellectual Property

If we fail to comply with our obligations under our existing intellectual property license with FB Health and any future intellectual property licenses with third parties, we could lose license rights that are important to our business, including the right to practice issued patents covering the ALZ-801 compound.

We are party to a license agreement with FB Health which gives us the right to practice issued patents covering the ALZ-801 compound. We may enter into additional license agreements in the future. Our existing license agreement imposes and any future license agreements are likely to impose various diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in the loss of our rights to practice such in-licensed intellectual property, and could compromise our development and commercialization efforts for any current product candidates, including ALZ-801, or future product candidates.

We are obligated to assign to FB Health any invention, discovery, or enhancement made by us or our affiliates, certain sublicensees or contractors that relies on or incorporates the licensed technology, including ALZ-801. FB Health is obligated, in turn, to assign any such improvement to BHI. BHI is obligated to license these improvements to FB Health, and FB Health to us. Accordingly, although we have the right to license any intellectual property covering ALZ-801-related improvements that we generate, such intellectual property will be owned by BHI and subject to the provisions of the license agreements between FB Health and us, and between BHI and FB Health.

We are dependent upon our licensor FB Health to fulfill its obligations and exercise its rights under its license agreement with BHI and the owner of key intellectual property covering ALZ-801.

Many of the intellectual property rights licensed to us by FB Health under the FB Health Agreement were in turn licensed to FB Health by BHI, the owner of the intellectual property, under a separate agreement, the Bellus Health Agreement. Since we are not a party to the Bellus Health Agreement and we do not have a direct license from BHI, we are reliant on FB Health to preserve our rights to this intellectual property and to take actions on our behalf with BHI. FB Health has obligations under the FB Health Agreement that provide protections for us and Bellus is obligated to grant a direct license to us if the Bellus Health Agreement is terminated under certain circumstances. If FB Health or BHI breach these obligations, then we may need to take expensive and time-consuming legal action to avoid the loss of our license to important intellectual property covering ALZ-801 and, even if we are successful, we may experience delays or other negative effects on our ability to develop and commercialize ALZ-801.

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our drug development programs and product candidates. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to ALZ-801 and any future product candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our development programs and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

We in-license issued patents that claim the structure of ALZ-801 and certain methods of its use. It is possible that we will fail to identify further patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own or in-license may fail to result in issued patents with claims that provide further coverage of ALZ-801 or any other product candidate in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents further cover ALZ-801 or any future product candidate, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

If the patent applications we own or have in-licensed with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for ALZ-801 or any future product candidate, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize future product candidates. Any such outcome could have a materially adverse effect on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. However, in certain instances, the laws of the United States are more restrictive than those of foreign countries. For example, a recent series of Supreme Court Cases has narrowed the types of subject matter considered eligible for patenting. Accordingly, certain diagnostic methods are considered ineligible for patenting because they are directed to a “law of nature.” Further, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated, held unenforceable, in whole or in part, or reduced in term. Such a result could limit our ability to stop others from using or commercializing similar or identical technology and products. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. While various extensions may be available, the life of a patent is limited. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become subject to third parties’ claims alleging infringement of their patents and proprietary rights, or we may need to become involved in lawsuits to protect or enforce our patents, which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.

Our commercial success depends, in part, upon our ability to develop, manufacture, market and sell our product candidates without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the pharmaceutical and biotechnology industries is common, including patent infringement lawsuits, interferences, oppositions and reexamination proceedings before the U.S. Patent and Trademark Office, or USPTO, and corresponding foreign patent offices. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, many companies in intellectual property-dependent industries, including the biotechnology and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors. Numerous U.S., EU and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. These proceedings may also result in our patent claims being invalidated or narrowed in scope. Similarly, if our patents or patent applications are challenged during interference or derivation proceedings, a court may hold that a third-party is entitled to certain patent ownership rights instead of us. Further, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, methods of manufacture, or methods of treatment, prevention or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In addition, defending such claims would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages, if we are found to be infringing a third party’s patent rights. If we are found to have infringed such rights willfully, the damages may be enhanced and may include attorneys’ fees. Further, if a patent infringement suit is brought against us or our third-party service providers, our development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party, which may require us to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if a license can be obtained on acceptable terms, the rights may be nonexclusive, which could give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our product candidates, forced to modify such product candidates, or to cease some aspect of our business operations, which could harm our business significantly. Modifying our product candidates to design around third-party intellectual property rights may result in significant cost or delay to us, and could prove to be technically infeasible. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. In addition, if the breadth or strength of protection provided the patents and patent applications we own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of eligibility, lack of novelty, obviousness or non-enablement. Third parties might allege unenforceability of our patents because someone connected with prosecution of the patent withheld relevant information, or made a misleading statement, during prosecution. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Furthermore, our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors view these announcements in a negative light, the price of common stock could be adversely affected.

Finally, even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors view these announcements in a negative light, the price of our common stock could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop, manufacture and market our product candidates.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. For example, in the United States, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States, EU and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our future product candidates or their manufacture or use may currently be unpublished. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States, the EU or elsewhere that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

From time to time we may identify patents or applications in the same general area as our products and product candidates. We may determine these third-party patents are irrelevant to our business based on various factors including our interpretation of the scope of the patent claims and our interpretation of when the patent expires. If the patents are asserted against us, however, a court may disagree with our determinations. Further, while we may determine that the scope of claims that will issue from a patent application does not present a risk, it is difficult to accurately predict the scope of claims that will issue from a patent application, our determination may be incorrect, and the issuing patent may be asserted against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay monetary damages, we may be temporarily or permanently prohibited from commercializing our product candidates. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical and pharmaceutical industries involve both technological complexity and legal complexity. Therefore, obtaining and enforcing biopharmaceutical and pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act, or the AIA, which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent with the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and European and other patent agencies over the lifetime of a patent. In addition, the USPTO and European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such noncompliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but enforcement is not as strong as that in the United States or the EU. These products may compete with our product candidates, and our and our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications before grant. The grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for and launch generic versions of our products. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, we may be able to extend the term of a patent covering each product candidate under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments and similar legislation in the EU. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

Further, under certain circumstances, patent terms covering our products or product candidates may be extended for time spent during the pendency of the patent application in the USPTO (referred to as Patent Term Adjustment, or PTA). The laws and regulations underlying how the USPTO calculates the PTA is subject to change and any such PTA granted by the USPTO could be challenged by a third-party. If we do not prevail under such a challenge, the PTA may be reduced or eliminated, resulting in a shorter patent term, which may negatively impact our ability to exclude competitors. Because PTA added to the term of patents covering pharmaceutical products has particular value, our business may be adversely affected if the PTA is successfully challenged by a third party and our ability to exclude competitors is reduced or eliminated.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make products that are similar to ALZ-801 or our future product candidates but that are not covered by the claims of the patents that we own or license from others;

•	others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights;

•	we or any of our collaborators might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

•	we or any of our collaborators might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•	our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	ownership of our patents or patent applications may be challenged by third parties; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that our trade secrets will be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. Because we expect to rely on third parties to manufacture ALZ-801 and any future product candidates, and we expect to collaborate with third parties on the development of ALZ-801 and any future product candidates, we must, at times, share trade secrets with them. We also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. However, trade secrets or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of ALZ-801 or our future product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize ALZ-801 or our product candidates, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms, or at all, which could materially harm our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Our proprietary information may be lost or we may suffer security breaches.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, disrupt our operations, damage our reputation and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay our clinical development of our product candidates.

Risks Related to Our Employees, Managing Our Growth and Our Operations

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

We are highly dependent on the development, regulatory, commercialization and business development expertise of Martin Tolar, M.D., Ph.D., our President and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical teams. Although we have employment agreements, offer letters or consulting agreements with our executive officers, these agreements do not prevent them from terminating their services at any time.

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize product candidates will be limited.

We expect to expand our development, regulatory, and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities or acquire new facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire other businesses, products or technologies. If we do identify suitable candidates, we may not be able to make such acquisitions on favorable terms, or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and nondisruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

Our business and operations would suffer in the event of system failures.

Our computer systems, as well as those of our CROs and other contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of ALZ-801 or any other product candidate could be delayed.

Risks Related to this Offering and Our Common Stock

No active trading market for our common stock currently exists, and an active trading market may not develop.

Prior to this offering, there has not been an active trading market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our common stock and our ability to acquire other companies or technologies by using shares of our common stock as consideration may also be impaired. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, and may not be indicative of the market prices of our common stock that will prevail in the trading market.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchases of our common stock in this offering.

The market price of our common stock is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

•	any delay in the commencement, enrollment and ultimate completion of our Phase 3 trial of ALZ-801;

•	results of the Phase 3 trial of ALZ-801 or clinical trials of our competitors;

•	if we are required to conduct a second Phase 3 trial of ALZ-801;

•	any delay in submitting an NDA for ALZ-801 and any adverse development or perceived adverse development with respect to the FDA’s review of that NDA;

•	failure to successfully develop and commercialize ALZ-801 or any future product candidate;

•	inability to obtain additional funding;

•	regulatory or legal developments in the United States and other countries applicable to ALZ-801 or any other product candidate;

•	adverse regulatory decisions;

•	changes in the structure of healthcare payment systems;

•	inability to obtain adequate product supply for ALZ-801 or any other product candidate, or the inability to do so at acceptable prices;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial projections we provide to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	changes in the market valuations of companies similar to us;

•	market conditions in the pharmaceutical and biotechnology sectors, and the issuance of new or changed securities analysts’ reports or recommendations;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

•	significant lawsuits, including patent or shareholder litigation, and disputes or other developments relating to our proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	sales of our common stock by us or our shareholders in the future;

•	trading volume of our common stock;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our common stock, regardless of our actual operating performance. The market price of our common stock may decline below the initial public offering price, and you may lose some or all of your investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because biotechnology companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

After this offering, our directors, executive officers and certain shareholders will continue to own a significant percentage of our common stock and, if they choose to act together, will be able to exert significant control over matters subject to shareholder approval.

Following this offering, our directors, executive officers, and shareholders affiliated with our directors and executive officers will continue to exert significant influence on us. Upon the closing of this offering, these holders will beneficially own approximately     % of the voting power of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares of common stock from us in full. Therefore, they will have the ability to substantially influence us through their ownership position. For example, these holders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. The interests of these holders may not always coincide with our corporate interests or the interests of other shareholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as they continue to own a significant amount of our equity, these holders will be able to strongly influence or effectively control our decisions.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock would be your sole source of gain on an investment in our common stock for the foreseeable future. See “Dividend Policy” for additional information.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and our shareholders will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

After this offering, based on                  shares of common stock outstanding as of                 2018, there will be                  shares of common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares of common stock from us. Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Of our issued and outstanding common stock, all of the shares sold in this offering will be freely transferable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares acquired by our affiliates, as defined in Rule 144 under the Securities Act. The remaining shares outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for 180 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, you will pay a price per share of our common stock that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Based on an assumed initial public offering price of $        per share, you will experience immediate dilution of $        per share, representing the difference between our as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. Further, the future exercise of any outstanding options to purchase shares of our common stock will cause you to experience additional dilution. See “Dilution.”

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. In addition these rules and regulations are often subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of SOX, or Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. In connection with the preparation of our financial statements as of and for the year ended December 31, 2016, we identified the following material weakness in our internal control over financial reporting: we did not appropriately design and implement controls over the review and approval of manual journal entries and the related supporting journal entry calculations as a result of a lack of adequate accounting personnel. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We remediated this material weakness as of December 31, 2017 by utilizing an appropriate combination of full-time employees and consultants to review and approve manual journal entries and the supporting journal entry calculations. However, we cannot be certain that we will be able to prevent future material weaknesses or significant deficiencies from occurring or remediate them if they do.

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700.0 million as of the end of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Provisions in our restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Furthermore, our restated certificate of incorporation that will become effective upon the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government recently enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

INDUSTRY AND OTHER DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimate made by the independent parties and by us.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to use a number of registered and common law trademarks, service marks and/or trade names in connection with our business in the United States and/or in certain foreign jurisdictions.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $        million, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $        million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $        million, assuming the assumed initial public offering price stays the same.

We anticipate that we will use the net proceeds of this offering to advance the clinical development of our lead product candidate, ALZ-801, and the remainder, if any, to fund new and ongoing research and development activities and for working capital and other general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through          . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering; and

•	the filing and effectiveness of our restated certificate of incorporation; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” sections of this prospectus.

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$6,370	$	$

Stockholders’ equity (deficit):
Series A convertible preferred stock, $0.001 par value; 15,000,000 shares authorized and 8,175,303 shares issued and outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	$10,312
Series B convertible preferred stock, $0.001 par value; 18,145,280 shares authorized and 4,246,979 issued and outstanding, actual; shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted	18,755
Common stock, $0.001 par value; 43,000,000 shares authorized, and 11,401,535 shares issued and 11,211,682 shares outstanding, actual; shares authorized pro forma and pro forma as adjusted and shares issued and outstanding, pro forma and issued and outstanding, pro forma as adjusted	11
Additional paid-in capital	1,684
Accumulated deficit	(24,639)

Total stockholders’ equity (deficit)	6,123

Total capitalization	$12,493	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $        million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	2,680,500 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2017 at a weighted-average exercise price of $0.68 per share;

•	2,228,075 shares of our common stock available for future issuance as of December 31, 2017 under our 2014 Equity Incentive Plan;

•	additional shares of our common stock that will become available for future issuance under our 2018 Incentive Award Plan, or the 2018 Plan, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in our 2018 Plan that automatically increase the share reserve under the 2018 Plan;

•	shares of our common stock that will become available for future issuance under our 2018 ESPP, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in our 2018 ESPP that automatically increase the share reserve under the 2018 ESPP; and

•	477,294 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2017 at a weighted-average exercise price of $1.81 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of December 31, 2017 was $6.1 million, or $0.55 per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities, which is not included within our stockholders’ deficit. Historical net tangible book value per share represents historical net tangible book value divided by the 11,211,682 shares of our common stock outstanding as of December 31, 2017.

Our pro forma net tangible book value as of December 31, 2017 was $        million, or $        per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into                  shares of our common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2017, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock in connection with this offering.

After giving further effect to our issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $        to our existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $        to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2017	$0.55
Increase per share attributable to the automatic conversion of preferred stock in connection with this offering

Pro forma net tangible book value per share as of December 31, 2017
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors purchasing common stock in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        and dilution per share to new investors purchasing common stock in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book

value per share after this offering by $        and decrease dilution per share to new investors purchasing common stock in this offering by $        , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $        and increase dilution per share to new investors purchasing common stock in this offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option is exercised in full, our pro forma as adjusted net tangible book value per share after this offering would be $        and dilution per share to new investors purchasing common stock in this offering would be $        , assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2017, on a pro forma as adjusted basis, the total number of shares of common stock purchased from us on an as converted to common stock basis and the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $        million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by          percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by          percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $        million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by          percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by          percentage points, assuming no change in the assumed initial public offering price per share.

The table above assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to             % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to             % of the total number of shares outstanding after this offering.

The tables above do not include:

•	2,680,500 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2017 at a weighted-average exercise price of $0.68 per share;

•	2,228,075 shares of our common stock available for future issuance as of December 31, 2017 under our 2014 Equity Award Plan;

•	additional shares of our common stock that will become available for future issuance under our 2018 Incentive Award Plan, or the 2018 Plan, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in our 2018 Plan that automatically increase the share reserve under the 2018 Plan;

•	shares of our common stock that will become available for future issuance under our 2018 ESPP, which will become effective in connection with this offering, as well as shares of our common stock that become available pursuant to provisions in our 2018 ESPP that automatically increase the share reserve under the 2018 ESPP; and

•	477,294 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2017 at a weighted-average exercise price of $1.81 per share.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2016 and 2017 and balance sheet data as of December 31, 2017 from our audited financial statements appearing at the end of this prospectus.

	Year Ended December 31,
	2016		2017
	(in thousands, except for per share and share data)
Statement of Operations Data:
Revenue		$—		$—

Operating expenses:
Research and development		4,329		1,744

General and administrative		2,603		2,308

Total operating expenses		6,932		4,052

Loss from operations		(6,932)		(4,052)
Other expense:
Interest expense, net		(765)		(353)
Debt conversion charge		—		(1,045)

		(765)		(1,398)
Net loss		$(7,697)		$(5,450)

Net loss per common share—basic and diluted(1)		$(0.71)		$(0.49)

Weighted average common shares outstanding—basic and diluted(1)		10,801,890		11,114,857

Pro forma net loss per common share—basic and diluted (unaudited)(1)(2)	$		$

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)

(1)	See Note 13 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per common share
(2)	See Note to our financial statements appearing at the end of this prospectus for further details on the calculation of pro forma as adjusted net loss per common share.

As of December 31, 2017
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,370
Working capital(1)	5,166
Total assets	7,391
Total stockholders’ equity	6,123

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with the section captioned “Selected Financial Data” and our financial statements and the related notes appearing at the end of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a clinical stage biopharmaceutical company with a Phase 3-ready program in Alzheimer’s disease, or AD, and a discovery platform of small molecules for the inhibition of protein misfolding in neurodegenerative disorders. Protein misfolding is an abnormal process in which a protein fails to fold in its normal configuration, rendering the protein toxic or inactive. Our goal is to develop disease modifying treatments for patients with AD and other neurological disorders by leveraging our expertise in inhibiting protein misfolding and aggregation.

Our lead product candidate, ALZ-801, is an orally administered inhibitor of beta amyloid misfolding. Beta amyloids are protein fragments that, when they misfold, form small neurotoxic aggregates, or oligomers. We believe that we are the only company developing a clinical stage small molecule with a mechanism of action designed to prevent the misfolding and aggregation of beta amyloid protein into neurotoxic oligomers. If ALZ-801 is approved, we believe it has the potential to be among the first drugs to intervene in an underlying mechanism of Alzheimer’s disease, or AD. The active ingredient of ALZ-801, tramiprosate, was evaluated in 16 clinical trials conducted by Bellus Health, Inc., including trials for AD with over 2,000 patients. In these trials, a favorable safety profile was observed, and in our post hoc analyses of data from these trials, we observed promising clinical signals in patients with the APOE4/4 homozygous genotype who have greater beta amyloid burden and develop AD earlier. In October 2017, ALZ-801 was granted Fast Track designation by the U.S. Food and Drug Administration, or the FDA, for the treatment of AD. We plan to initiate a Phase 3 trial of ALZ-801 in 2018 in the United States and internationally in APOE4/4 homozygous patients with mild AD.

We were incorporated and commenced operations in 2013. Since our incorporation, we have devoted substantially all of our resources to developing our lead product candidate, ALZ-801, building our intellectual property portfolio, business planning, raising capital and providing general and administrative support for these operations. To date, we have financed our operations with proceeds from the sales of convertible notes and preferred stock. Through December 31, 2017, we received gross proceeds of $27.8 million from our sales of our Series A and B preferred stock and convertible notes.

Since our inception, we have incurred significant losses. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization, if approved, of ALZ-801 and other product candidates. For the years ended December 31, 2016 and 2017, our net loss was $7.7 million and $5.5 million, respectively. As of December 31, 2017, we had an accumulated deficit of $24.6 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially, particularly as we advance our product candidates from discovery through preclinical studies and clinical trials and seek approval for our product candidates.

In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Further, the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need additional financing to support our continuing operations. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. We may be unable to raise additional funds or enter into other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2017, we had cash and cash equivalents of $6.4 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through          . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Components of Our Results of Operations

Revenue

We have not generated any revenue from product sales and do not expect to generate any revenue, unless or until we obtain regulatory approval of and commercialize ALZ-801 or any future product candidates.

Operating Expenses

Our expenses since inception have consisted solely of research and development costs and general and administrative costs.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our product candidates, and include:

•	fees related to the acquisition of the rights to tramiprosate, ALZ-801 and other related rights and assets licensed from FB Health S.p.A., or FB Health;

•	expenses incurred under agreements with third parties, including contract research organizations, or CROs, that conduct research, preclinical activities and clinical trials on our behalf as well as contract manufacturing organizations, or CMOs, that manufacture our product candidates for use in our preclinical and clinical trials;

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as clinical trials, based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided to us by our vendors and our clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid or accrued research and development expenses.

We typically use our employee and infrastructure resources across our development programs. We track outsourced development costs and milestone payments made under our licensing arrangements by product candidate or development program, but we do not allocate personnel costs, license payments made under our licensing arrangements or other internal costs to specific development programs or product candidates. These costs are included in unallocated research and development expenses in the table below.

The following table summarizes our research and development expenses by product candidate or development program:

	Year Ended December 31,		Increase (Decrease)
	2016	2017
	(in thousands)
ALZ-801	$2,707	$364	$(2,343)
Research, platform development and discovery and unallocated expenses
Personnel related (including share-based compensation)	1,442	1,303	(139)
Facility related and other	180	77	(103)

Total	$4,329	$1,744	$(2,585)

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we initiate additional clinical trials of ALZ-801, including our Phase 3 trial, and continue to discover and develop additional product candidates.

We cannot determine with certainty the duration and costs of clinical trials of ALZ-801 or any other product candidate we may develop or if, when or to what extent we will generate revenue from the commercialization and sale of any product candidate for which we obtain marketing approval. We may never succeed in obtaining marketing approval for any product candidate. The duration, costs and timing of clinical trials and development of ALZ-801 and any other our product candidate we may develop will depend on a variety of factors, including:

•	number of clinical trials required for approval and any requirement for extension trials;

•	number of patients that participate in the clinical trials;

•	the scope, rate of progress, expense and results of clinical trials of ALZ-801, as well as of any future clinical trials of other product candidates and other research and development activities that we may conduct;

•	uncertainties in clinical trial design and patient enrollment rates;

•	significant and changing government regulation and regulatory guidance;

•	efficacy and safety profile of the drug candidate;

•	the timing and receipt of any marketing approvals; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

We have completed Phase 1 trials to characterize the pharmacokinetic properties of ALZ-801. At this time, we cannot reasonably estimate the cost for initiating and completing other clinical trials of ALZ-801, including our planned Phase 3 trial.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our general and administrative expenses will increase in the future as we increase our general and administrative personnel headcount to support personnel in research and development and to support our operations generally as we increase our research and development activities and activities related to the potential commercialization of ALZ-801 and any other product candidate we may develop, if approved. We also expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and the requirements of the Securities and Exchange Commission, or SEC; director and officer insurance costs; and investor and public relations costs.

Interest Expense, Net

Interest expense, net, consists primarily of interest expense associated with the issuance of our convertible notes, partially offset by interest income earned on our cash and cash equivalents. Our interest income has not been significant due to low investment balances and low interest earned on those balances.

Debt Conversion Charge

Debt conversion charge in the amount of $1.0 million included in our statement of operations for the year ended December 31, 2017 represents additional shares of Series B preferred stock issued to holders of convertible notes upon the conversion of their notes in May 2017, based on the per share price of the Series B shares sold to investors at that time. We had no remaining debt outstanding at December 31, 2017.

Income Taxes

Since our inception in 2013, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in any year or for our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2017, we had federal and state net operating loss carryforwards of $10.3 million and $9.1 million, respectively, which begin to expire in 2032. As of December 31, 2017, we also had federal and state research and development tax credit carryforwards of $0.2 million to offset future income taxes, which begin to expire in 2027.

The 2017 Tax Act, which was signed into law on December 22, 2017, has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits and limitations on the deductibility of interest expense and executive compensation. The 2017 Tax Act also transitions international taxation from a worldwide system to a modified territorial system and includes base erosion prevention measures on non-U.S. earnings, which has the effect of subjecting certain earnings of foreign subsidiaries to U.S. taxation as global intangible low-taxed income. These changes are effective beginning in 2018.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contract and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with performing research activities on our behalf and conducting preclinical studies and clinical trials on our behalf;

•	investigative sites or other service providers in connection with clinical trials;

•	vendors in connection with preclinical and clinical development activities; and

•	vendors related to product manufacturing and development and distribution of preclinical and clinical supplies.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing fees, we estimate the time period over which services will be performed, enrollment of patients, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on their fair value on the date of the grant and recognize compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions and apply the graded-vesting method to all awards with performance-based vesting conditions or to awards with both service-based and performance-based vesting conditions.

For stock-based awards granted to non-employees, compensation expense is recognized over the period during which services are rendered by such non-employees until completed. At the end of each financial reporting period prior to the completion of the service, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using a hybrid method, which used market approaches to estimate our enterprise value. The hybrid method is a probability-weighed expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an option-pricing method, or OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.74 per share and $5.00 per share as of December 31, 2016 and December 31, 2017, respectively.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of preclinical studies and clinical trials for our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017:

	Year Ended December 31,		Increase (Decrease)
	2016	2017
	(in thousands)
Revenue	$—	$—	$—
Operating expenses:
Research and development	4,329	1,744	(2,585)
General and administrative	2,603	2,308	(295)

Total operating expenses	6,932	4,052	(2,880)

Loss from operations	(6,932)	(4,052)	(2,880)
Other expense:
Interest expense, net	(765)	(353)	(412)
Debt conversion charge	—	(1,045)	1,045

	(765)	(1,398)	633

Net loss	$(7,697)	$(5,450)	$(2,247)

Research and Development Expenses

The following table summarizes our research and development expenses by product candidate or development program:

	Year Ended December 31,		Increase (Decrease)
	2016	2017
	(in thousands)
ALZ-801	$2,707	$364	$(2,343)
Research, platform development and discovery and unallocated expenses
Personnel related (including share-based compensation)	1,442	1,303	(139)
Facility related and other	180	77	(103)

Total	$4,329	$1,744	$(2,585)

Research and development expenses were $4.3 million for the year ended December 31, 2016, compared to $1.7 million for the year ended December 31, 2017. The decrease of $2.6 million was due primarily to reduced research and development spending on ALZ-801 due to the completion of our clinical, toxicology and pharmacokinetics studies, as well as tablet formulation activities in early 2017. The decrease in research and development costs for the year ended December 31, 2017 was also due to a general reduction in spending to conserve our cash resources. We anticipate our research and development costs will increase in the future as we continue to advance the clinical development of ALZ-801 and any other product candidates.

General and Administrative Expenses

General and administrative expenses were $2.6 million for the year ended December 31, 2016, compared to $2.3 million for the year ended December 31, 2017. The decrease of $0.3 million was primarily due to a decrease in consulting and payroll compensation expense due to fewer full-time employees and reduction in use of consultants, partially offset by an increase in stock-based compensation expense.

Interest Expense

Interest expense in the amount of $0.8 million for the year ended December 31, 2016, compared to $0.4 million for the year ended December 31, 2017. The decrease of $0.4 million was due primarily to a decrease of $0.4 million in deferred interest and amortization of debt discount as the convertible notes payable were outstanding for the entire year ended December 31, 2016 and were converted to shares of Series B preferred stock in May 2017.

Debt Conversion Charge

We recognized a debt conversion charge of $1.0 million for the year ended December 31, 2017 associated with the conversion of $10.7 million of convertible notes into Series B preferred stock based on a favorable conversion price in comparison to the per share issuance price of the Series B preferred stock.

Income Taxes

There was no provision for income taxes for the years ended December 31, 2016 and 2017 because we have historically incurred operating losses and maintain a full valuation allowance against our deferred tax assets.

Liquidity and Capital Resources

We have incurred operating losses since inception and have negative cash flows from operations. We had an accumulated deficit in the amount of $24.6 million as of December 31, 2017 and utilized $3.3 million of cash from operating activities for the year then ended. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional funds and implement our business plan. In addition, our independent registered public accounting firm, in our report on our December 31, 2017 financial statements, has raised substantial doubt about our ability to continue as a going concern.

Our continuation as a going concern is dependent on our ability to obtain additional financing until we can generate sufficient cash flows from operations to meet our obligations. We intend to continue to seek additional debt or equity financing to continue our operations. There is no assurance that we will ever be profitable or that debt or equity financing will be available to us. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. To date, we have financed our operations with proceeds from the sales of convertible notes and convertible preferred stock. Through December 31, 2017, we had received gross proceeds of $27.8 million from our sales of convertible notes and Series A and Series B preferred stock.

As of December 31, 2017, we had cash and cash equivalents of $6.4 million.

Cash Flows

The following table summarizes our sources and uses of cash for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017
Cash used in operating activities	$(7,560)	$(3,338)
Cash used in investing activities	(10)	(13)
Cash provided by financing activities	3,013	6,993

Net increase (decrease) in cash	$(4,557)	$3,642

Operating Activities

During the year ended December 31, 2017, we used $3.3 million of cash for our operating activities, resulting from our net loss of $5.5 million, which was partially offset by non-cash charges of $2.2 million. There was an insignificant amount of cash used in our operating assets and liabilities during the year ended December 31, 2017. Our non-cash charges during the year ended December 31, 2017 consisted of $1.0 million of a debt conversion charge, $0.7 million of stock-based compensation and $0.3 million of amortization of deferred financing costs and of deferred interest under our convertible notes.

During the year ended December 31, 2016, we used $7.6 million of cash for our operating activities, primarily resulting from our net loss of $7.7 million and cash used from changes in our operating assets and liabilities of $1.0 million, which were partially offset by non-cash charges of $1.1 million. Net cash used in our operating assets and liabilities during the year ended December 31, 2016 consisted of a decrease of $1.1 million in accounts payable and accrued expenses, partially offset by a $0.1 million increase in prepaid expenses. The decrease in accounts payable and accrued expenses were largely due to the timing of payment for our clinical-related costs for ALZ-801. Our non-cash charges during the year ended December 31, 2016 consisted of $0.3 million of stock-based compensation, $0.4 million of amortization of deferred financing costs and $0.4 million of deferred interest under our convertible notes.

Investing Activities

During the years ended December 31, 2016 and 2017, we used an insignificant amount of cash in investing activities, consisting of purchase of equipment.

Financing Activities

During the year ended December 31, 2017, net cash provided by financing activities was $7.0 million, primarily due to net proceeds of $7.0 million from the issuance of our Series B preferred stock.

During the year ended December 31, 2016, net cash provided by financing activities was $3.0 million, primarily due to net proceeds of $2.9 million from our issuance of convertible notes as well as proceeds of $0.1 million from the exercise of options to purchase shares of our common stock.

Funding Requirements

We expect our expenses to increase substantially in connection with our development activities related to ALZ-801, including our planned Phase 3 trial of ALZ-801 and any other product candidates we may develop. In addition, commencing upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. We expect that our expenses will increase substantially if and as we:

•	conduct one or more clinical trials for ALZ-801, including commencing our Phase 3 trial of ALZ-801;

•	continue research and initiate preclinical and clinical development of additional product candidates;

•	seek to develop additional pipeline candidates;

•	seek marketing approvals for ALZ-801 and any other product candidate that successfully completes clinical trials, if any;

•	establish a sales, marketing and distribution infrastructure to commercialize ALZ-801 and any other products for which we may obtain marketing approval;

•	require the manufacture of larger quantities of ALZ-801 or the manufacture of any other product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	acquire or in-license other product candidates and technologies;

•	hire and retain additional clinical, quality control and scientific personnel;

•	build out new facilities or expand existing facilities to support our ongoing development activity; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development, any future commercialization efforts and our transition to a public company.

As of December 31, 2017, we had cash and cash equivalents of $6.4 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through          . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with the development of ALZ-801 and any other product candidates we may develop and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of ALZ-801 or any other product candidate we may develop. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our future clinical trials of ALZ-801;

•	the development requirements of any future product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the success of any collaborations that we may enter into with third parties;

•	the extent to which we acquire or invest in businesses, products and technologies, including entering into licensing or collaboration arrangements for product candidates, although we currently have no commitments or agreements to complete any such transactions;

•	the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

•	our headcount growth and associated costs as we expand our business operations and our research and development activities.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval for any product candidates or generate revenue from the sale of any products for which we may obtain marketing approval. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. Additional debt or preferred equity financing, if available, may involve agreements that include restrictive covenants that may limit our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business, and may require the issuance of warrants, which could potentially dilute your ownership interest.

If we are unable to raise additional funds through equity or debt financings or collaborations, strategic alliances or licensing arrangements with third parties when needed, we may be required to delay, limit, reduce or terminate our product development programs or any future commercialization efforts. If we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2017 and the effects that such obligations are expected to have on our liquidity and cash flow in future periods:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments (1)	$108	$108	$—	$—	$—

(1)	Represents minimum payments due for our lease of office and laboratory space in Framingham, Massachusetts under an operating lease agreement, which expires on January 15, 2019.

We enter into contracts in the normal course of business with CROs and CMOs for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice of 30 days and, as a result, are not included in the table of contractual obligations above. Payments due upon cancelation consist only of payments for services provided and expenses incurred up to the date of cancelation.

In October 2013, we entered into a license agreement with FB Health, or the FB Health Agreement, pursuant to which FB Health granted us an exclusive, worldwide, sublicensable license to develop, manufacture and commercialize a group of related compounds, or Licensed Products, that includes ALZ-801. We are obligated to pay to FB Health royalties in the mid-single digits based on net sales of Licensed Products. Our royalty payment obligations to FB Health will end on a Licensed Product-by-Licensed Product and country-by-country basis when the relevant patents licensed to us expire. The FB Health Agreement also obligates us to make any payments that may become due under pre-existing agreements between Bellus Health, Inc., or Bellus, and Parteq Research and Development Innovations, or Parteq, and Her Majesty the Queen in Right of Canada, or TPC, related to the development and commercialization of Licensed Products, including payments per regulatory approval milestone in the low to mid six digits and low single digit percentage royalty payments on gross sales to Parteq and high single digit percentage payments on gross revenue to TPC up to a maximum of low eight digit payments. We have not included any contingent payment obligations under our license with FB Health in the table above as the amount, timing and likelihood of such payments are not known.

Internal Control Over Financial Reporting

During the preparation of our financial statements as of and for the year ended December 31, 2016, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We did not appropriately design and implement controls over the review and approval of manual journal entries and the related supporting journal entry calculations as a result of a lack of adequate accounting personnel. We remediated this material weakness as of December 31, 2017 by utilizing an appropriate combination of full-time employees and consultants to review and approve manual journal entries and the supporting journal entry calculations.

We, and our independent registered public accounting firm, were not required to perform an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act, which we will be required to do if and when we cease to be an emerging growth company. “Risk Factors—Risks Related to this Offering and Our Common Stock—We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.”

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our financial statements appearing at the end of this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk related changes in interest rates. As of December 31, 2017, our cash equivalents consisted of money market accounts. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of our cash equivalents, an immediate 10% change in market interest rates would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company with a Phase 3-ready program in Alzheimer’s disease and a discovery platform of small molecules for the inhibition of protein misfolding in neurodegenerative disorders. Protein misfolding is an abnormal process in which a protein fails to fold in its normal configuration, rendering the protein toxic or inactive. Our goal is to develop disease modifying treatments for patients with Alzheimer’s and other neurological disorders by leveraging our expertise in inhibiting protein misfolding and aggregation.

Our lead product candidate, ALZ-801, is an orally administered inhibitor of beta amyloid misfolding. Beta amyloids are protein fragments that, when they misfold, form small neurotoxic aggregates, or oligomers. We believe that we are the only company developing a clinical stage small molecule with a mechanism of action designed to prevent the misfolding and aggregation of beta amyloid protein into neurotoxic oligomers. If ALZ-801 is approved, we believe it has the potential to be among the first drugs to intervene in an underlying mechanism of Alzheimer’s disease, or AD. The active ingredient of ALZ-801, tramiprosate, was evaluated in 16 clinical trials conducted by Bellus Health, Inc. (formerly Neurochem), or Bellus, including trials in AD, with over 2,000 patients. In these trials, a favorable safety profile was observed, and in our post hoc analyses of data from these trials, we observed promising clinical signals in a subset of patients with two copies of the APOE4 gene, or APOE4/4 homozygotes, who have greater beta amyloid burden and develop AD earlier. In October 2017, ALZ-801 was granted Fast Track designation by the U.S. Food and Drug Administration for the treatment of AD. To our knowledge, of the 87 product candidates currently in clinical development for AD, eight, including ALZ-801, have received Fast Track designation. We plan to initiate a Phase 3 trial of ALZ-801 in 2018 in the United States and internationally.

We have designed our Phase 3 trial by applying recent advances in the understanding of the role of beta amyloid in AD, our elucidation of ALZ-801’s mechanism of action and insights into optimizing clinical trial designs for AD. APOE4/4 homozygotes have shown the highest rate of diagnostic accuracy for AD. In addition, APOE4/4 homozygotes carry a higher burden of beta amyloid, or Aß, oligomer pathology that plays an early role in the pathogenesis of AD and is specifically targeted by ALZ-801’s mechanism of action. Using a personalized medicine approach in our Phase 3 trial, we intend to enroll APOE4/4 homozygous patients with mild AD.

AD is a progressive neurodegenerative disorder caused by protein misfolding of beta amyloid and tau, a microtubule-associated protein in neurons, that leads to patients losing memory, cognitive and intellectual capabilities, and the ability to perform normal daily activities, resulting in the need for a full-time caretaker or nursing home placement and, ultimately, death. The cognitive loss caused by AD affects not only the patients, but it also has a profound impact on patients’ families and loved ones. Family members of AD patients, often referred to as “invisible patients,” experience enormous emotional, financial and physical strain that is associated with poorer health and well-being. There are an estimated 5.5 million people in the United States with AD, yet despite its far-reaching effects, there are no approved disease modifying treatments for these patients. Clinical trials in AD have failed for multiple reasons including misdiagnosis of AD patients, poor safety and tolerability, intervention at an inappropriate disease stage, suboptimal dose regimens and insufficient brain levels of active drug. We believe our novel mechanism of action and optimized clinical trial design has the potential to overcome these challenges.

Clinical Data with Tramiprosate and ALZ-801

ALZ-801 is a prodrug that is converted to the active ingredient, tramiprosate, in the human body. Tramiprosate was evaluated by Bellus in a heterogeneous population of 2,025 patients with a clinical diagnosis of mild to moderate AD in two Phase 3 trials conducted over 78 weeks. Favorable long-term safety was observed in these trials with the most commonly observed adverse events being nausea, vomiting and weight loss. Blood levels of tramiprosate in these patients showed substantial variability. ALZ-801 was designed to decrease this variability by improving oral absorption of tramiprosate and gastrointestinal tolerability. ALZ-801 has been tested in 127 healthy volunteers in Phase 1 trials, including elderly subjects, in which we observed an improved pharmacokinetic profile and gastrointestinal tolerability compared to tramiprosate. In 2013, we licensed ALZ-801 and preclinical and clinical data for tramiprosate from FB Health S.p.A., or FB Health, which holds a license from BHI Limited Partnership, an affiliate of Bellus, following Bellus’ decision to discontinue its Phase 3 program of tramiprosate. We completed post hoc analyses of the Bellus’ Phase 3 trial results based on APOE4 status, a pre-specified covariate in Bellus’ statistical plan, which had showed substantial interaction. We observed promising clinical signals in APOE4/4 homozygotes, particularly in those at the mild stage of disease.

Our Platform

We have built a proprietary platform of diverse chemotypes designed to inhibit protein misfolding in neurodegenerative disorders, with an initial focus on AD. Our platform includes multiple proprietary libraries of over 10 unique chemotypes representing chemical diversity of more than 5,000 compounds with the potential to inhibit protein misfolding and disrupt protein-protein interactions, and prevent pathogenic processes leading to neurodegeneration. Our drug discovery platform is engineered to capitalize on our scientific discovery of a novel mechanism of action, featuring multi-ligand drug-target interactions. Applying these insights and expertise, we are developing and optimizing the next generation of protein misfolding inhibitors for neurodegenerative diseases.

Our Team

We assembled a highly experienced management team, board of directors and scientific advisory board to execute on our mission to develop disease modifying therapies for the treatment of neurodegenerative disorders. Our Founder and Chief Executive Officer, Martin Tolar, M.D., Ph.D., is a business leader, drug developer and neuroscientist, with expertise in neurodegeneration and the role of APOE4 in AD. Dr. Tolar has established and grown new companies and product opportunities, and with our Chief Scientific Officer, John Hey, Ph.D., built the first clinical ß-secretase inhibitor platform at CoMentis. Our management team has a deep scientific understanding of neurological and psychiatric disorders and a track record of successfully developing products to treat these diseases, including Aricept, Zomig, Banzel, Geodon and Zoloft. Our Chairman, Jean-Pierre Garnier, Ph.D., has extensive experience in growing and leading pharmaceutical companies as the Chairman of Actelion and the Chief Executive Officer of GlaxoSmithKline. Our scientific advisory board is led by Stanley Prusiner, M.D., a Nobel Prize recipient who pioneered the concept of transmissible protein misfolding as a cause of neurodegeneration and discovered that Aß also exhibits neurotoxicity through misfolding leading to the association of protein misfolding and aggregation with neurodegenerative disorders. We believe our team, with its deep scientific background, drug development experience and industry-leading business capabilities, positions us to become a leading company developing therapies for neurodegenerative disorders.

Our Strategy

Our objectives are to develop and gain regulatory approval for ALZ-801 for the treatment of AD and leverage our discovery platform to become a leading developer of novel therapeutics to treat AD and other neurodegenerative disorders.

The key elements of our strategy are:

•	Advance clinical development of ALZ-801 to approval. We intend to initiate a Phase 3 program in the United States and internationally that, if successful, may support the approval of ALZ-801, initially for the treatment of APOE4/4 homozygotes with mild AD. Our plan is to commence a Phase 3 clinical trial in 2018.

•

Commercialize ALZ-801 ourselves and in collaboration with one or more pharmaceutical companies. To commercialize ALZ-801, if approved, we intend to establish an internal sales and marketing team to target AD specialists in the United States and Europe. For the U.S. and European primary care AD markets, we intend to seek one or more marketing collaborations with pharmaceutical or biotechnology companies. We expect to seek separate development and commercialization collaborators in Japan and other parts of Asia.

•	Evaluate the development of ALZ-801 for other AD populations. After our initial focus on APOE4/4 homozygous AD patients, we plan to evaluate ALZ-801 in AD patients with one or no copies of the APOE4 gene, who have brain Aß pathology. We also plan to develop ALZ-801 for patients with earlier stages of disease, such as prodromal AD or Mild Cognitive Impairment, or MCI.

•	Evaluate ALZ-801 for selected additional causes of dementia and other disorders. Protein misfolding and aggregation of Aß into neurotoxic oligomers may play a role in the pathology and cognitive impairment associated with other disorders, including Down syndrome, post-traumatic encephalopathy, inclusion body myositis and Parkinson’s disease. Based on its mechanism of action, we plan to investigate ALZ-801 in selected additional indications if we generate favorable Phase 3 data for ALZ-801 in AD.

•	Leverage our proprietary chemistry platform to develop therapeutics for other neurodegenerative disorders caused by protein misfolding. We have an extensive proprietary library of compounds designed to inhibit the misfolding of Aß and other proteins associated with neurodegenerative diseases. We are investigating the next generation of protein misfolding inhibitors and intend to progress one or more of these compounds through Investigational New Drug, or IND, submission. Our lead preclinical candidate, ALZ-1903, is a new chemical entity and a more potent inhibitor of Aß misfolding.

•	Expand our pipeline through in-licensing and acquisitions. We intend to leverage our expertise in drug development and business development to evaluate product candidates that are complementary to ALZ-801 and our therapeutic platform for neurodegenerative and psychiatric disorders.

Alzheimer’s Disease and Market Opportunity

AD is a neurodegenerative disease characterized by progressive dementia, caused by protein misfolding of Aß and tau, which results in patients losing memory and cognitive and intellectual capabilities. The end stage of the disease is characterized by in the inability to recognize faces and use or understand language, and a complete lack of awareness of environment and surroundings, culminating in an inability to live and function independently, resulting in the need for a full-time caretaker or nursing home placement and, ultimately, death. According to the Alzheimer’s Association, AD affects an estimated 5.5 million people in the United States, of whom 5.3 million are over the age of 65. With the aging U.S. population, the number is expected to increase to up to 16 million by 2050. Alzheimer’s Disease International estimates the Western European dementia population at 7.5 million and worldwide dementia populations at 46.8 million, of whom 60-70% have AD. AD is currently the sixth leading cause of death in the United States and the only disease among the top 10 causes of mortality that cannot currently be prevented, cured or slowed. The Alzheimer’s Association estimates the direct costs of AD and other dementias in the United States in 2017 to be $259 billion. Epidemiological studies and clinical trials have shown that among AD patients in North America and Europe, 50%-65% possess either one or two copies of the APOE4 gene and 10%-15% have the APOE4/4 homozygous genotype, representing at least 550,000 APOE4/4 homozygous patients in North America and 500,000 in Europe. Approximately 25% of the U.S. population are carriers of the APOE4 allele, putting them at high risk for the development of AD.

Drugs that are currently approved for AD, such as donepezil, rivastigmine and memantine, are focused on treating the symptoms of AD, but not the underlying pathology of the disease. These drugs are designed to increase the activity of the central nervous system neurotransmitters involved in cognition and to provide modest short-term improvements in memory and function. Almost all drugs currently approved to treat AD are generic, with the total worldwide drug market worth approximately $6.5 billion in 2015 according to IMS Health; and the market for AD is expected to grow to approximately $15 billion by 2023. There are several late stage programs in development for AD that target amyloid pathology, including injectable anti-amyloid antibodies, oral ß-secretase inhibitors and an inhibitor of the receptor for advanced glycation end products, or RAGE. Many programs have encountered various challenges in their development and, as a result, no new molecular entities to treat AD have been approved in the United States in almost 15 years. For example, anti-amyloid antibodies have low penetration into the brain and some have been associated with treatment-related vasogenic brain edema. Verubecestat, a ß-secretase inhibitor, failed to show efficacy in mild-to-moderate AD in a Phase 3 trial, but other studies in early-stage AD are ongoing. There are earlier stage programs that target tau protein pathology, including anti-tau antibodies. The efficacy and safety of these agents have not been established and, because tau pathology occurs downstream of amyloid toxicity, it is not yet understood at what clinical disease stage, if any, anti-tau approaches may be beneficial.

Beta Amyloid in Alzheimer’s Disease

Although the precise events that trigger AD are unknown, there is a large body of scientific evidence suggesting that Aß peptides, particularly soluble aggregated forms, or Aß oligomers, cause neuronal damage and cell death leading to the disease. Pathologically, AD is defined by the presence in the brain of insoluble extracellular Aß plaques and intracellular neurofibrillary tangles that are composed primarily of tau protein.

Aß peptides are derived from the amyloid precursor protein, or APP, an integral membrane protein, in neurons and astrocytes in the brain. Through the enzymatic cleavage of APP, Aß monomers are produced normally at low levels and cleared from the brain via cerebrospinal fluid. One view of AD is that APP is cleaved at an accelerated rate, producing increased amounts of soluble Aß monomers. These monomers then aggregate to form larger soluble Aß oligomers, which are neurotoxic and, over time, lead to loss of neuronal synapses, nerve cell dysfunction and, ultimately, nerve cell death. The consequences of this progressive cascade include the formation of amyloid plaques, loss of brain volume, particularly in the hippocampus, and a progressive decline in cognition and the ability to function.

Inhibition of Aß formation, aggregation or deposition, or enhanced clearance from the brain are potential targets for disease modification in AD because of the following findings implicating the causal role of Aß:

•	Patients with autosomal dominant familial AD have gene mutations that cause alterations in the processing of Aß, leading to increased production and accumulation of amyloid in the brain and an early onset of disease.

•	Individuals with a gene mutation in APP that reduces Aß production have a lower risk of developing AD.

•	Down syndrome, which involves triplication of the gene for APP, results in lifetime over-expression of APP, increased production of Aß, accumulation of Aß in the brain, and the presence of AD pathology and dementia in approximately 50% of those who live to age 50.

Recent research and clinical trials support the importance of targeting amyloid oligomers early in disease progression, including the following findings:

•	Aß oligomer formation begins in AD patients years before clinical signs of the disease appear.

•	Accumulation of Aß oligomers in the brain correlates with AD progression.

•	Patients with APOE4 have higher levels of Aß oligomers compared to non-carriers, which predisposes them to increased risk and early onset of AD.

•	Results from a clinical trial of aducanumab, an injectable monoclonal antibody that targets Aß oligomers, showed reduced amyloid plaque in the brain and slowing of cognitive decline in mild AD patients.

APOE4 Genotype Marker and Beta-Amyloid Pathology

Apolipoprotein E plays a key role in neuronal maintenance and repair. The APOE4 variant of the gene that codes for apolipoprotein E is the most important genetic risk factor for AD and an important biomarker for Aß pathology. APOE4 carriers, individuals with one or two copies of the allele, have a four to 12-fold increased risk of developing AD, and an earlier onset of disease, when compared with APOE4 non-carriers. Studies in clinically diagnosed AD patients have shown that amyloid plaque, as measured by positron emission tomography, or PET, imaging or post-mortem pathology, is present in 95% of APOE4 carriers compared with 77% of non-carriers. In subjects with MCI, a noticeable form of cognitive decline that can lead to AD, PET imaging studies have shown that approximately 80% of APOE4/4 homozygous subjects had a high rate of Aß accumulation by age 60, compared to approximately 50% of APOE4 heterozygous subjects, who have one copy of APOE4, and 26% of APOE4 non-carriers. In clinical trials of a potential disease modifying treatment for mild or moderate AD patients, the correlation of APOE4 with abnormal amyloid PET scans was 98% in APOE4/4 homozygotes and 88% in APOE4 heterozygotes, compared to 62% in non-carriers.

In a post-mortem study of AD brains, APOE4/4 homozygotes were shown to have approximately a three-fold higher burden of brain Aß oligomers than APOE4 non-carriers despite similar Aß plaque pathology. The mean age of onset of AD in APOE4/4 homozygotes is 66 years, compared to a mean age of onset of 72 in those with one or no APOE4 allele. Biomarker studies provide evidence that Aß levels in cerebrospinal fluid, or CSF, are lower among APOE4 carriers. Aß levels in CSF are thought to be inversely related to brain Aß deposition and disease progression. These findings support the use of APOE4 genotyping as a predictive biomarker to enable identification of AD patients, reduce the potential for clinical misdiagnosis and provide a rationale for conducting a Phase 3 trial in APOE4/4 homozygotes with an inhibitor of Aß misfolding and Aß oligomer formation.

Our Solution: ALZ-801, A Novel Beta Amyloid Aggregation Inhibitor

Our lead product candidate, ALZ-801, is a patented, orally administered prodrug of tramiprosate that is designed to inhibit Aß oligomer formation. We believe ALZ-801 has the potential to be differentiated from other emerging therapies targeting AD pathology due to its novel mechanism of action, oral mode of administration, potential efficacy in a genetically-targeted population and observed favorable safety profile. If our development program is successful and ALZ-801 is approved, we believe it has the potential to be among the first drugs to intervene in an underlying mechanism of AD.

Prior to our license of ALZ-801, Bellus conducted a Phase 3 trial of tramiprosate in AD in North America, or the North American trial, and initiated a Phase 3 trial in the European Union. Following efficacy results in the North American trial that did not meet the primary endpoints, Bellus terminated its Phase 3 clinical program for oral tramiprosate. We conducted post hoc analyses of the results from the North American trial that suggested tramiprosate had potential efficacy in APOE4/4 homozygotes with mild AD at a dose of 150 mg twice daily. In particular, using ADAS-cog, a research tool for assessing cognitive impairment, tramiprosate outperformed placebo by 5.4 points at Week 78 of the trial. Furthermore, using CDR-SB, a tool for quantifying cognition and functional performance, tramiprosate outperformed placebo by 1.25 points at Week 78. These treatment effects were demonstrated on top of standard of care with currently available therapies, and we believe represent meaningful clinical benefits for patients.

Based on our analyses, we identified what we believe are key deficiencies in Bellus’ clinical development program: the suboptimal pharmacokinetic, or PK, performance of oral tramiprosate and the misdiagnosis of AD leading to many patients without AD pathology being enrolled in the trial. We believe that our ALZ-801 development program addresses these deficiencies through the improved PK profile of ALZ-801 and through our focus on APOE4/4 homozygous patients who carry a higher Aß burden and are less likely to be misdiagnosed with AD. We have built upon our ALZ-801 program upon the extensive preclinical and clinical data set for tramiprosate that we acquired from Bellus. In October 2015, the U.S. Food and Drug Administration, or FDA, accepted our Initial New Drug, or IND, application for ALZ-801, and we intend to commence a Phase 3 trial for ALZ-801 in 2018.

Mechanism of Action

We have conducted preclinical studies that have elucidated how tramiprosate works at the molecular level and how its mechanism of action may translate into observed clinical outcomes. In these studies, we used three independent molecular analytical methods, including Ion Mobility Mass Spectrometry, or IMS-MS, Nuclear Magnetic Resonance, or NMR, spectroscopy and molecular dynamics to characterize the conformational change leading to stabilization of amyloid as a monomer and the concentration-related interactions of tramiprosate with Aß42 monomers, which has been shown to be the most neurotoxic Aß species. The result of these studies show that multiple molecules of tramiprosate bind to soluble Aß42 monomers, producing an enveloping mechanism of action that stabilizes the conformation of the monomer. As shown in the figure below, this stabilizing action blocks the formation of neurotoxic Aß oligomers and, as a result, prevents the formation and growth of protofibrils and fibrils, ultimately leading to a reduction in the deposition of amyloid plaque.

Unlike the classical notion of one drug molecule binding to one site at its target, such as a receptor or enzyme, we found that multiple molecules of tramiprosate simultaneously interact with multiple different sites on a single Aß42 monomer, which we refer to as the enveloping mechanism of action. This mechanism stabilized the Aß42 monomers and inhibited oligomer formation and elongation, as observed in independent bioanalytical experiments using IMS-MS technology and conformational analyses using molecular dynamics. No Aß42 oligomers were detected over a 24-hour incubation period when Aß42 monomers were treated with a 1,000-fold excess of tramiprosate. Using NMR spectroscopy and molecular dynamics, we also observed that tramiprosate binds to several key specific amino acid side chains of Aß42 monomers which are responsible for initiating the aggregation process. This action also prevents the monomer peptide from linking to other monomers and stabilizes the monomer conformation preventing misfolding. In addition, we conducted an analysis of the brain levels of tramiprosate in the North American trial and determined that the projected excess of tramiprosate versus Aß42 in humans, using the 150 mg twice daily dose that we believe showed promising clinical signals in APOE4/4 homozygotes, exceeds the 1,000-fold excess that was required to mediate the anti-oligomer mechanism of action in our preclinical studies. We believe that this clinical translation analysis supports a correlation of the mechanism of action with the clinical data in APOE4/4 homozygotes

We believe that we have identified the molecular mechanism of action that accounts for the potential clinical benefits of ALZ-801 and tramiprosate in AD patients. We believe that this novel enveloping mechanism has utility in the development of disease modifying treatments for AD and other neurodegenerative diseases caused by misfolded proteins.

Previous Tramiprosate Development

In 2013, we licensed worldwide rights, except for Italy, to ALZ-801 and a portfolio of tramiprosate prodrug analogs. Our license also gave us rights to Bellus’ preclinical and clinical data for tramiprosate, including data from 11 Phase 1 trials, three Phase 2 trials and three Phase 3 trials and long term safety data in AD patients.

Preclinical Studies

In vitro studies conducted by Bellus documented tramiprosate’s ability to prevent the aggregation of Aß into insoluble fibrils. When neurons were incubated for 24 hours with high concentrations of Aß and treated with tramiprosate, Aß fibril formation was blocked, while amyloid fibrils were formed in untreated controls. In an in vivo study in a preclinical transgenic mouse model of AD, tramiprosate reduced Aß deposition in the cerebral cortex and reduced Aß plasma levels by over 60%. Total Aß was also shown to be significantly reduced in the brain.

We have conducted in vitro mechanistic studies to further characterize the anti-aggregation action of tramiprosate at the molecular level. In these studies, it was observed that increasing concentrations of tramiprosate interact directly with Aß monomers in an Aß enveloping action, and inhibit the Aß aggregation cascade and the consequent formation of neurotoxic Aß oligomers. Through this novel mechanism of action, we believe that chronic tramiprosate treatment exerts amyloid anti-aggregation activity that is neuroprotective and, over time, may result in a reduction in amyloid neurotoxicity, synaptic dysfunction, neuronal loss and cognitive decline.

Phase 1 Clinical Trials

Bellus conducted Phase 1 clinical trials to evaluate the safety and tolerability of oral tramiprosate in 288 healthy subjects who were exposed to doses of 50-400 mg in a single dose study and 100-400 mg twice a day for up to 10 days in a multiple ascending dose study. The primary objectives in these Phase 1 trials were safety, tolerability and PK performance. In these clinical trials, tramiprosate was found to be well tolerated at doses of up to 150 mg twice daily by young and elderly healthy subjects. There was a dose related increase in the incidence of nausea and dizziness in subjects receiving tramiprosate, which was more common at the 300 and 400 mg dose level.

Phase 2 Clinical Trials

Bellus conducted a three-month, placebo-controlled, randomized Phase 2 trial in 58 AD patients, of whom 42 patients were enrolled in a 45-month, open-label extension. Bellus also conducted a trial in 24 cerebral amyloid angiopathy, or CAA, patients, a disease of cerebrovascular amyloidosis. These trial designs are summarized in the table below.

Phase 2 Trials with Oral Tramiprosate
Trial Description	N	Dosage (twice daily)	Tramiprosate Randomization (drug:placebo)	Population	Key Endpoints
AD	58	50 mg 100 mg 150 mg	45:13	Mild to Moderate AD	Safety, Tolerability and Pharmacokinetics / Pharmacodynamics

AD (Open-Label Extension)	42	150 mg	42 on drug	Mild to Moderate AD	Safety and Tolerability

CAA	24	50 mg 100 mg 150 mg	24 on drug	Lobar Cerebral Hemorrhage Related to Cerebral Amyloid Angiopathy	Safety, Tolerability and Pharmacokinetics

In the Phase 2 trial and extension in AD patients, the secondary endpoints included changes in Aß CSF levels, as well as effects on cognition. As shown in the figure below, there was a dose dependent reduction of CSF Aß42 levels, which supports the proposed mechanism of action, as well as the doses for the Phase 3 trial with oral tramiprosate.

In all three Phase 2 trials, a favorable safety profile for tramiprosate was observed. The most common adverse effects reported were nausea, vomiting, diarrhea, falls, weight loss and dizziness.

Tramiprosate Phase 3 Trials

Bellus’ Phase 3 program of tramiprosate included three AD trials. Bellus conducted two randomized, placebo-controlled Phase 3 trials of tramiprosate, one in North America and one in the European Union, involving a total of 2,025 patients with mild to moderate AD, over an 18-month (78-week) period. The third trial was an open-label extension of the North American trial. These trial designs are summarized in the table below.

Phase 3 AD Trials with Oral Tramiprosate
Trial Description	N	Dosage (twice daily)	Tramiprosate Randomization (drug:placebo)	Population	Key Endpoints
North American Trial	1,052	100 mg 150 mg	699:353	Mild to Moderate AD	Efficacy and Safety

Open-Label Extension to North American Trial	736	150 mg	736 on drug	Mild to Moderate AD	Safety and Efficacy Over Up to 1 Additional Year

European Union Trial	973	100 mg 150 mg	647:326	Mild to Moderate AD	Efficacy and Safety as Add-on Therapy

Phase 3 Clinical Trial in North America

The North American trial enrolled 1,052 patients and was conducted at 67 sites in the United States and Canada. In this multi-center, randomized, double-blind, placebo-controlled trial, patients received 100 mg or 150 mg twice daily of tramiprosate or placebo for 78 consecutive weeks. Enrollment criteria included a diagnosis of mild to moderate AD defined as a score of 16 to 26, inclusive, on the Mini-Mental State Examination, or MMSE, a standard screening and staging test for AD. Almost all patients were also receiving a commercially available cholinesterase inhibitor and approximately half were taking memantine. All patients were on stable doses of these medications for at least four months prior to initial screening.

The objectives of the North American trial were to evaluate the efficacy and safety of tramiprosate in patients with mild to moderate AD. Efficacy was evaluated using ADAS-cog and CDR-SB. The secondary objectives included the Disability Assessment for Dementia, or DAD, which evaluates functional activities of daily living, the Neuropscyhiatric Inventory, or NPI, which assesses psychopathology in dementia patients, the MMSE, and the Clinician’s Interview-Based Impression of Change Plus Caregiver Input, which provides an overall global assessment of response to treatment. The trial included a sub-study with volumetric magnetic resonance imaging, or MRI, measurements in approximately one-third of patients at baseline and 78 weeks. The North American trial population consisted of approximately 75% with mild AD (MMSE 19-26) and approximately 25% with moderate AD (MMSE 16-18). Approximately 60% of all enrolled patients were APOE4 carriers.

A total of 736 patients who completed the full 78 weeks of the North American trial went on to participate in an open-label extension trial, in which they received 150 mg twice daily of tramiprosate for up to an additional 78 weeks. Patients were titrated over an eight-week period from 50 mg to 150 mg twice daily. The baseline visit in the extension trial coincided with the Week 78 end-of-trial visit of the North American trial. Patients remained blinded to the prior double-blind treatment when they entered the extension trial and were assessed every 13 weeks for the duration of the trial.

The results of the North American trial in the overall study population, which included APOE4 carriers and non-carriers, did not show a statistically significant difference between the treatment and placebo groups for the primary endpoints. Further analyses based on APOE4 status were not performed at the time of the North American trial due to the termination of the tramiprosate program by Bellus.

Bellus’ analyses suggested a tramiprosate effect on ADAS-cog benefit and showed less hippocampal volume loss for tramiprosate 100 mg and 150 mg compared to placebo. This activity suggests protection from neuronal loss in the specific brain regions involved in memory function. Confounding the results were the variance of tramiprosate blood levels within and between patients, and an unexpectedly low deterioration rate in placebo patients, possibly because these patients had dementia but not AD.

In the North American trial, tramiprosate was well tolerated, with no statistically significant differences in the incidence of adverse events between treatment and placebo groups. The most common adverse events, occurring in more than 10% of patients, were nausea, fall, dizziness, weight loss, urinary tract infection and vomiting. In the extension trial, tramiprosate was generally well-tolerated with adverse events similar to those in the North American trial.

Phase 3 Trial in the European Union

Bellus conducted a double-blind, placebo-controlled Phase 3 trial in the European Union, or the European trial, with patients randomized to receive placebo or 100 mg or 150 mg twice daily of tramiprosate for 78 weeks. The design of the European trial was identical to the North American trial, except that memantine use was strictly prohibited.

The primary endpoints were change from baseline relative to placebo on ADAS-cog and CDR-SB. The trial enrolled 973 patients before it was terminated due to discontinuation of the oral tramiprosate program by Bellus. Of the 973 enrolled patients, 363 (37%) had completed the full 78 weeks of the trial at the time the trial was terminated.

In the European trial, it was observed that tramiprosate had a favorable safety profile. The adverse event profile was similar to that of the North American trial. We plan to use these safety data to support future development of ALZ-801.

Clinical Analyses of Tramiprosate’s Phase 3 Program

We conducted post hoc analyses of the data from the completed North American trial, incorporating our understanding of recent insights into AD biology, namely the role of APOE4 in amyloid pathology at the early stages of AD. We systematically analyzed the data set based on the number of APOE4 alleles, which was a pre-defined variable in Bellus’ statistical analysis plan. Approximately 60%, or 627, of the patients enrolled in the trial were APOE4 carriers, of whom 475 patients were APOE4 heterozygotes and 152 patients were APOE4/4 homozygotes. We believe this post hoc analysis showed promising clinical signals in APOE4 carriers. We subsequently analyzed these data based on disease stage at the onset of the trial.

We believe the key results of these analyses suggest the following for tramiprosate at 150 mg twice daily:

•	Tramiprosate may provide a clinical benefit in APOE4/4 homozygotes, an intermediate, more limited clinical benefit in APOE4 heterozygotes and no clinical benefit in non-carriers, which we refer to as a gene-dose effect.

•	In APOE4/4 homozygotes with mild to moderate AD, defined as MMSE scores of 16 to 26, aged 85 years or younger, the effect on ADAS-cog compared to placebo was 3.9 points at 65 weeks and 3.1 points at 78 weeks, which we believe suggests a meaningful clinical benefit in APOE4/4 homozygotes.

•	In the subgroup of APOE4/4 homozygotes with mild AD, which we defined as MMSE scores of 22 to 26, the effect on ADAS-cog was larger and sustained over 78 weeks.

•	No cases of vasogenic brain edema, known as ARIA-E, were reported in 426 patients evaluated with MRI in Bellus’ Phase 3 program.

The efficacy results in the North American trial in APOE4/4 homozygous patients with mild to moderate AD, 85 years or younger, for ADAS-cog and CDR-SB are summarized in the figure below.

Potential Benefit on ADAS-cog and CDR-SB in

APOE4/4 Homozygous Patients with Mild to Moderate AD

Consistent with tramiprosate’s mechanism of action, the analyses suggested that the compound’s effect was greater in patients with higher Aß burden, such as APOE4/4 homozygotes. Among patients in the trial receiving 150 mg twice daily of tramiprosate, APOE4/4 homozygous patients showed greater benefit in ADAS-cog than APOE4 heterozygous patients. Non-carriers showed no benefit, with increasing declines in cognition over the course of the trial. This gene-dose effect is shown in the following chart.

Potential Benefit on ADAS-cog and CDR-SB

According to APOE4 Genotype in Mild to Moderate AD

Further analysis of APOE4/4 homozygous patients with mild AD revealed clinical signals for tramiprosate 150 mg twice daily compared to placebo on ADAS-cog of 5.4 points, and on CDR-SB of 1.25 points that were sustained at 78 weeks. We believe these effects represent compelling cognitive and functional benefits of 128% and 83%, respectively, compared to placebo. These results are shown in the chart below.

Potential Benefit on ADAS-cog and CDR-SB in APOE4/4 Homozygous Patients with Mild AD

In APOE4/4 homozygotes with mild AD who entered the North American long-term extension trial and continued on 150 mg twice daily, the improvements on ADAS-cog and CDR-SB compared to placebo that were observed at 78 weeks continued over 2.5 years compared to placebo patients that were switched to 150 mg twice daily at the start of the extension study and did not show similar improvements.

Post-Trial Observations

We believe that in both the North American and European trials, the results were confounded by patients included in the trials being inaccurately diagnosed as having AD and the sub-optimal PK performance of the oral tramiprosate formulation used in the trials, resulting in substantial variability in blood levels of tramiprosate.

Accuracy of Clinical Diagnosis

In approximately 30% of patients, the disease did not worsen during the trial, which suggests these patients were misdiagnosed and had other forms of dementia. In recent AD studies where amyloid PET imaging was performed in a subset of mild and moderate AD patients, the rate of negative amyloid scans was 38% in APOE4 non-carriers, 12% in APOE4 heterozygous patients and only 2% in APOE4/4 homozygous patients. In these studies, APOE4 carrier status was a surrogate for the presence of amyloid pathology and a more accurate diagnosis of AD.

Pharmacokinetic Variability

In 12-hour PK studies based on a subset of samples taken during the North American trial, plasma concentrations for both tramiprosate and its active metabolite were found to be highly variable (up to 100%) in many patients up to approximately 4-6 hours following administration. As shown in the graph below, there was substantial overlap in tramiprosate exposure between 100 mg twice daily and 150 mg twice daily doses due to large inter-subject variability in absorption of oral tramiprosate.

High Variability of Tramiprosate Plasma Levels in North American Trial

Tramiprosate: Summary of Key Conclusions

We believe that the trials and analyses described above represent a substantial body of clinical and preclinical data supporting further investigation of our approach to AD. A summary of our conclusions includes:

•	Oral tramiprosate showed meaningful and sustained clinical benefits in a genetically-defined population of AD patients across multiple late-stage trials.

–	This effect was greatest in APOE4/4 homozygotes, who consistently exhibit high levels of Aß pathology and are most likely to have an accurate diagnosis of AD dementia at study entry.

–	The clinical benefits were even more pronounced in APOE4/4 homozygotes with mild AD, a stage when Aß oligomers are likely to play a critical role in neurotoxicity.

–	The duration of these effects was consistent and maintained throughout an 18-month Phase 3 trial, and these effects continued in the long-term extension for up to 130 weeks.

•	Tramiprosate demonstrated target engagement and pharmacodynamic activity.

–	A novel mechanism of action has been elucidated for tramiprosate, demonstrating a multi-ligand enveloping effect of multiple molecules acting in concert to inhibit the misfolding and aggregation of amyloid monomers.

–	A pharmacodynamic effect was seen in a Phase 2 trial showing dose-dependent lowering of CSF Aß42 levels up to 50-70% relative to placebo.

•	Oral tramiprosate exhibited variable PK both within and between patients.

–	Variable absorption of tramiprosate resulted in inconsistent plasma exposures of drug.

–	This observed variability is likely due to high levels of gastrointestinal metabolism.

•	Oral tramiprosate was observed to have a favorable safety profile in more than 2,000 patients across five clinical AD trials.

–	Tramiprosate demonstrated favorable safety and acceptable tolerability for doses up to 150 mg twice daily.

–	The most common adverse events were nausea and vomiting, which we believe were primarily due to local gastrointestinal metabolism and irritation.

Based on the above findings, we believe our solution, ALZ-801, whose active metabolite is tramiprosate, may capture the favorable attributes described above, such as specific target engagement and profound clinical effects, while its prodrug structure is designed to address the less favorable attributes, such as variable PK and imperfect gastrointestinal tolerability. We believe that if we can successfully complete a prospective trial in APOE4/4 homozygotes with mild AD, it will represent a paradigm shift in the treatment of this disease and dramatically improve the lives of these patients and their loved ones.

ALZ-801

Background

ALZ-801 was developed to improve gastrointestinal tolerability and the PK profile of tramiprosate by allowing ALZ-801 to be absorbed through the gut wall in a prodrug inactive form and metabolized into active tramiprosate after absorption into the bloodstream. The data from our oral ALZ-801 clinical program in 127 subjects showed favorable safety, improved gastrointestinal tolerability and more consistent plasma levels.

The table below compares tramiprosate with ALZ-801.

	Oral Tramiprosate	ALZ-801
Structure

Pharmacokinetics	• High inter-patient variability	• Improved GI uptake • Decreased inter-patient variability • More consistent absorption and delivery

Tolerability	• Gastrointestinal tolerability issues (variable metabolism in gut)	• Improved GI tolerability • Extensive safety database (by bridging to tramiprosate data)

Mechanism of Action	• Incomplete understanding at molecular level	• Well-characterized at molecular level • Published in peer reviewed journals

Intellectual Property	• Limited protection	• Composition of Matter until 2031 (US) and 2027 (EU and Japan) • Method of Use until 2036 and 2038

ALZ-801 Preclinical Studies and Phase 1 Clinical Trials

We conducted multiple studies to complete the required preclinical package to file the IND for ALZ-801 and to support further development from Phase 1 through the initiation of a Phase 3 trial.

Key findings from these studies were:

•	In Vitro Safety, Metabolism and Excretion

–	No findings in a standard battery of in vitro safety pharmacology tests, including cardiac, hepatic metabolism and drug-drug interactions, or DDI.

–	No hepatic DDI, or transport DDI liability identified.

•	Pharmacokinetics

–	Consistent PK profile across preclinical species including in vivo studies in rats and minipigs.

–	~40-50% oral bioavailability in humans and of the plasma component ~40% enters central nervous system penetration at steady state.

–	Excretion through kidneys.

•	Good Laboratory Practice, or GLP, Toxicology: Chronic studies

–	Favorable toxicology profile with high maximum tolerated doses demonstrated in a one-month study in rats and minipigs and a 6-month study in rats.

•	Negative Genotoxicity

–	Negative GLP AMES test (a standard DNA mutations test), negative in vitro chromosome aberration test and GLP in vivo micronucleus test (a standard chromosomal abnormality test).

In preclinical PK studies, ALZ-801 showed near-linear dose proportionality across species and demonstrated improved brain exposure compared to oral tramiprosate. We also completed the studies required to characterize the nonclinical safety of ALZ-801. The safety and GLP toxicology bridging program included studies that support development of ALZ-801 through the planned NDA submission. Overall, the observed safety profile of ALZ-801 was favorable and we believe supports continued development through NDA.

ALZ-801 Development: Completed Safety and Supportive Trials

ALZ-801 was evaluated in three Phase 1 clinical trials conducted in the United Kingdom in a total of 127 patients. The primary objectives of the Phase 1 clinical trials were safety, tolerability and PK performance. ALZ-801 dosed as either a capsule or a tablet, was absorbed rapidly upon oral administration. After absorption through the gastrointestinal tract, ALZ-801 was rapidly and fully converted to tramiprosate in liver and plasma. The PK data showed that an oral dose of 265 mg of ALZ-801 twice daily yields plasma exposure equivalent to oral tramiprosate at 150 mg twice daily, the dosage that we believe showed positive cognitive and functional improvements in APOE4/4 homozygous patients in the Phase 3 trials conducted by Bellus. Tramiprosate derived from oral ALZ-801 also displayed near-linear dose-related proportionality in plasma exposure. In addition, ALZ-801 prolonged steady state elimination half-life from 3-6 hours for oral tramiprosate to up to more than 24 hours for tramiprosate delivered via oral ALZ-801, which indicates extended release of tramiprosate in plasma from the prodrug. We also observed substantially reduced inter-individual PK variability in all dose groups, which is likely due to the reduced metabolism of ALZ-801 in the gastrointestinal tract.

ALZ-801 was well tolerated in the Phase 1 studies with no treatment-emergent adverse events, serious adverse events or adverse events leading to discontinuation. No trends were observed in laboratory tests, vital signs or electrocardiogram parameters, and no dose-limiting toxicity or maximum tolerated dose was observed over two weeks at doses up to 342 mg twice daily. The 265 mg dose twice daily of ALZ-801 was well tolerated at plasma concentrations that matched or exceeded the plasma exposure equivalent to oral tramiprosate at a dose of 150 mg twice daily. The most common adverse events were instances of transient mild nausea and sporadic instances of vomiting, without evidence of a dose response. The incidences of nausea and vomiting were markedly lower during the second week of treatment, suggesting development of tolerance upon continued use. The absence of a relationship to drug exposure suggests that nausea and vomiting are most likely due to local gastrointestinal tract irritation. Administration of ALZ-801 with food further reduced nausea or vomiting in some subjects. We believe these clinical trials and nonclinical toxicology studies support bridging of the safety data from Bellus’ clinical development program for tramiprosate at equivalent exposure.

ALZ-801 Phase 3 Development Plan and Regulatory Strategy

Our strategy is to advance ALZ-801 into a Phase 3 trial building upon the extensive safety data generated in the tramiprosate development program, the elucidation of tramiprosate’s mechanism of Aß oligomer inhibition and our clinical data showing an improvement in PK and gastrointestinal tolerability. In addition, in February 2018, the FDA released draft guidance with respect to early AD trials, which discusses the clinical meaningfulness of cognitive effects, and potentially supports the use of cognitive assessments as primary outcomes. In light of this new draft guidance, we are evaluating our development plans for ALZ-801 which we believe may enable us to conduct a more streamlined Phase 3 program.

To obtain agreement from the FDA on our Phase 3 plans and trial design for ALZ-801 for the treatment of APOE4/4 homozygous AD patients, we submitted safety data from the tramiprosate Phase 3 trials, together with our APOE4 subgroup efficacy analyses to the FDA prior to a scheduled End-of-Phase 2 meeting. The purpose of an End-of-Phase 2 meeting is to provide the sponsor of a drug with agreement on the safety of proceeding to Phase 3, to evaluate the Phase 3 plan and trial design, and to identify any additional information necessary to support a marketing application. In written responses, the FDA did not consider these subgroup data as supporting the efficacy of tramiprosate in APOE4/4 homozygous AD patients because they are post hoc analyses from a negative study and are based on a small subset. The FDA further indicated that, should our initial Phase 3 trial of ALZ-801 demonstrate efficacy in treating APOE4/4 homozygous patients, we may need to substantiate that evidence through a second adequate and well-controlled clinical study. The FDA indicated that a single study approval would require the Phase 3 trial to demonstrate efficacy that is robust and unquestionable.

The FDA did not, however, raise any objection to our clinical trial designs and authorized us to initiate our planned Phase 3 program in APOE4/4 homozygous AD patients. In addition, the FDA agreed with the use of tramiprosate clinical and nonclinical data to support the safety database requirements for a New Drug Application submission for ALZ-801. The FDA had no questions regarding the submitted Phase 3 safety analyses of tramiprosate. In October 2017, the FDA designated ALZ-801 as a Fast Track development program for the investigation of AD and we intend to commence a Phase 3 trial for ALZ-801 in APOE4/4 homozygous patients with mild AD in 2018.

We plan to initiate an 18-month, double-blind, placebo-controlled Phase 3 trial in APOE4/4 homozygous patients with mild AD. We plan to recruit approximately 300 to 400 patients for this study in North America and internationally. The co-primary outcomes of this trial will be efficacy at the end of treatment as measured by ADAS-cog, defined as a difference compared to placebo of 3.0 points, and CDR-SB, defined as a difference compared to placebo of 0.9 points. The trial will be designed with approximately 90% power to detect efficacy on each primary outcome. We plan to recruit clinically diagnosed AD patients at the mild stage of disease with MMSE scores of 22-26 and a global CDR of 0.5 or 1, who are confirmed as having the APOE4/4 homozygous genotype using a standard blood test. Subjects who are on background cholinesterase inhibitors will be required to have a stable dose prior to enrollment. The secondary outcomes are expected to include DAD, the NPI, the MMSE and, possibly, other measures.

Future Development

We believe ALZ-801 may have utility in other AD populations beyond APOE4/4 homozygous patients with mild disease. These populations include APOE4 heterozygous patients, APOE4/4 homozygous patients with earlier stage disease such as MCI due to AD, and cognitively normal at-risk APOE4/4 homozygotes. If our planned Phase 3 trial is successful, we intend to investigate the development of ALZ-801 in one or more of these groups. We are also evaluating strategies for exploring the potential of ALZ-801 in several other conditions, including dementia in Down syndrome.

In addition to evaluating the potential of ALZ-801 in AD and related disorders, we have commenced preclinical testing of a lead preclinical candidate compound, ALZ-1903. We will also continue to develop our protein misfolding platform to bring additional compounds to candidate status over the next few years.

Material Agreements

FB Health License Agreement

In October 2013, we entered into a license agreement with FB Health, or the FB Health Agreement, pursuant to which FB Health granted us an exclusive, worldwide, sublicensable license to develop, manufacture and commercialize a group of related compounds, or Licensed Products, that includes ALZ-801. FB Health obtained its rights to the patents, data and know-how that it licensed to us through an exclusive, worldwide, sublicensable license granted by BHI Limited Partnership, or BHI, to FB Health under a separate agreement, or the BHI Agreement. Our license from FB Health permits us to develop and commercialize ALZ-801 for all purposes other than the diagnosis or treatment of AA amyloidosis. We also received the exclusive right to use and reference in our regulatory submissions, preclinical and clinical data related to Licensed Products, including the data from three large Phase 3 clinical trials conducted by Bellus in tramiprosate.

Under the FB Health Agreement, we are obligated to use commercially reasonable efforts to develop at least one Licensed Product and, if it receives regulatory approval, to commercialize the Licensed Product. In addition, we are required to dose a patient with a Licensed Product in a clinical trial no later than October 2018, which we expect to fulfill with the commencement of our Phase 3 trial of ALZ-801.

Under the FB Health Agreement, we are obligated to pay to FB Health royalties in the mid-single digits based on net sales of Licensed Products. If we grant sublicenses of our license from FB Health, we will owe payments to FB Health equal to a mid-single digit percentage of certain payments that we receive from our sublicensees. Our royalty payment obligations to FB Health will end on a Licensed Product-by-Licensed Product and country-by-country basis when the relevant patents licensed to us under the FB Health Agreement expire. The FB Health Agreement also obligates us to make any payments that may become due under pre-existing agreements between Bellus and Parteq Research and Development Innovations, or Parteq, and Bellus and Her Majesty the Queen in Right of Canada, or TPC, related to the development and commercialization of Licensed Products, including milestone payments for each regulatory approval of the Licensed Products on a per-indication basis to Parteq in the low to mid six digits and low single digit percentage royalty payments on gross sales to Parteq and high single digit percentage payments on gross revenue to TPC up to a maximum of low eight digit payments. Under the Bellus Agreement, FB Health has payment obligations to Bellus that correspond to our payment obligations to FB Health.

When we entered into the FB Health Agreement, we granted to FB Health an exclusive option to obtain the exclusive right to commercialize Licensed Products in Italy. If we decide to submit a marketing authorization application for any Licensed Product in Italy, whether directly or through the centralized European Medicines Agency, or EMA, filing procedure, we are obligated to notify FB Health, and FB Health would have the right to exercise its option within a specified time after it receives our notification. If FB Health exercises the option, then we would enter into a separate agreement with FB Health in which we would grant to FB Health an exclusive, royalty-free, fully paid license to commercialize Licensed Products in Italy on terms that are set forth in the FB Health Agreement plus additional, commercially reasonable terms that would be negotiated at the time of FB Health’s exercise of its option. The terms that are set forth in the FB Health Agreement include an obligation for us to use commercially reasonable efforts to supply FB Health’s requirements for Licensed Products at a specified price and the right for FB Health to retain the revenues it receives from the sale of Licensed Products in Italy without paying any royalties or other amounts to us, except to reimburse us for specified portion of amounts paid if we obtain certain licenses to third-party intellectual property.

If we or our affiliates, contractors or certain sublicensees make any inventions or discoveries during the term of the FB Health Agreement that rely on or incorporate patents, data or know-how licensed to us by FB Health, then we are obligated to assign ownership of those inventions and discoveries, or Improvements, to FB Health, which is in turn obligated to assign ownership of the Improvements to BHI. The Improvements will automatically be included in the exclusive license granted by BHI to FB Health under the BHI Agreement and in the exclusive license granted by FB Health to us under the FB Health Agreement, and we will be obligated to make royalty payments to FB Health on account of sales of products that use the Improvements and to share with FB Health a percentage of certain payments that we receive if we grant sublicenses to the Improvements.

We have the right to terminate the FB Health Agreement for any reason after a specified notice period or on account of FB Health’s bankruptcy or material, uncured breach of the FB Health Agreement. FB Health has the right to terminate the FB Health Agreement upon our bankruptcy or if we breach our payment or material obligations under the FB Health Agreement and do not cure the breach within the specified period. If the FB Health Agreement is terminated for any reason, the licenses granted to us by FB Health will terminate and we will be obligated to assign to FB Health our regulatory approvals and other regulatory filings for Licensed Products and to transfer to FB Health all data in our possession relating to the Licensed Products or relating to the patents, data and know-how that were previously licensed to us. BHI is obligated to grant a direct license to us if the BHI Agreement is terminated under certain circumstances.

Sales and Marketing

If ALZ-801 is approved in the United States and Europe, we plan to market our product to AD specialists, such as neurologists, geriatric specialists and AD clinics. We could do this by either establishing a relationship with a pharmaceutical company, or building a marketing and sales infrastructure internally or through a third-party sales and marketing organization. For the primary care physician AD market, we plan to establish relationships with one or more pharmaceutical companies to market ALZ-801. In Asia, we plan to establish a strategic alliance to complete development of ALZ-801 and market our product candidate.

Manufacturing

ALZ-801 is a small molecule that is manufactured using commercially available technologies. We are not dependent on a single supplier for any of the components of ALZ-801. We rely on third-party contractors for manufacturing clinical supply and plan to do so for commercial supply, if approved.

Manufacturing of ALZ-801 or any product candidate is subject to extensive regulations that impose extensive procedural and documentation requirements, which govern recordkeeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize, including ALZ-801, may compete with existing therapies and new therapies that may become available in the future.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of ALZ-801, and any other product candidates that we develop to address neurodegenerative disorders, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

Currently Marketed Compounds

Currently available treatments for AD include the acetylcholinesterase inhibitors donepezil, galantamine and rivastigmine; and memantine, which blocks the current at the glutamate receptor. These medications are available generically although specific dosage forms and combinations are proprietary. These medications enhance cognition in dementia, but they do not affect the disease process and their benefits have generally only been demonstrated in short-term clinical trials of six months or less. These medications are prescribed routinely for patients with AD and are considered the standard of care at present.

Compounds in Late-Stage Development

Several compounds with disease modifying potential are currently in the late stages of development for various stages of AD. These fall into two broad categories: monoclonal antibody immunotherapies and ß-secretase inhibitors. Azeliragon, an inhibitor of RAGE, is also in late stage development.

Monoclonal Antibody Immunotherapies

Several pharmaceutical companies are developing monoclonal antibody immunotherapies to treat AD. These include Biogen’s aducanumab and Roche’s crenezumab and gantenerumab. Aducanumab is currently in Phase 3 development with top-line data expected in 2019. Top-line data for the first trial of gantenerumab is expected in 2018, and top-line data for the first trial of crenezumab is expected in late 2020.

ß-Secretase Inhibitors

Several pharmaceutical companies are developing ß-secretase inhibitors to treat AD. These include Eisai’s elenbecestat, Eli Lilly’s lanabecestat, Merck’s verubecestat and Novartis and Amgen’s CNP520. The Phase 3 trial of verubecestat in mild to moderate AD was terminated in 2017 due to lack of efficacy, however, verubecestat is continuing to be evaluated in early-stage AD with top-line data expected in 2019. Top-line data for elebecestat’s Phase 3 trial and lanabecestat’s Phase 3 trial are expected in 2020. Two Phase 2/3 studies of CNP520 have been initiated, one in APOE4/4 homozygotes only, and one in APOE carriers. These studies are estimated to complete in 2024.

RAGE Inhibitor

Azeliragon is a RAGE inhibitor being developed by vTv Therapeutics. An initial trial of this program was terminated after the higher dose was associated with deteriorating cognition and adverse effects. Top-line data from the first part of the Phase 3 trial with azeliragon is expected in 2018.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business.

As of December 31, 2017, our portfolio of owned and licensed patents consisted of two issued U.S. patents, two pending U.S. patent applications, three pending U.S. provisional patent applications, 22 issued foreign patents and 16 pending foreign applications including two patent applications made under the Patent Cooperation Treaty, or PCT. These patents and patent applications include claims directed to the composition of matter of, pharmaceutical compositions of, methods of use of, and methods for selecting subsets of patients for treatment with ALZ-801, with expected expiry dates not earlier than between 2027 and 2038.

The patent portfolio relating to our product candidates includes five patent families:

•	The first of these patent families relates to ALZ-801 as a composition of matter, and pharmaceutical compositions and methods of use thereof. As of December 31, 2017, this patent family includes granted patents in the United States, European Patent Office, Australia, Canada, China, Eurasia, Hong Kong, India, Israel, Japan, Macau, New Zealand, South Korea, Singapore and South Africa. We expect foreign patents in this family to expire in 2027 and the United States patent to expire in 2031 due to Patent Term Adjustment.

•	The second of these patent families relates to stratification of patients to whom ALZ-801 is administered based on APOE4 carrier status. We expect patents in this family to expire in 2035.

•	The third of these patent families relates to stratification of patients to whom ALZ-801 is administered based on APOE4 carrier status and severity of disease. We expect patents in this family to expire in 2036.

•	The fourth of these patent families relates to stratification of patients to whom a combination of ALZ-801 is administered based on APOE4 carrier status and severity of disease and a NMDA receptor antagonist. We expect patents in this family to expire in 2038.

•	The fifth of these patent families relates to other compounds, compositions and methods of use that have a similar mechanism of action as ALZ-801. We expect patents in this family to expire in 2036 and 2038.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our collaborators and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have an adverse impact on us. If third parties have prepared and filed patent applications prior to March 16, 2013 in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, please see “Risk Factors—Risks Related to Our Intellectual Property and Information Technology.”

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. Government Regulation of Drug Products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations.

•	Submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin.

•	Approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated.

•	Performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication.

•	Submission to the FDA of an NDA.

•	Satisfactory completion of an FDA advisory committee review, if applicable.

•	Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity.

•	Satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data.

•	Payment of user fees and securing FDA approval of the NDA.

•	Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to initiate.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it initiates at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•	Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA, for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. An Agreed Initial Pediatric Study Plan requesting a waiver from the requirement to conduct clinical studies has been submitted to the FDA.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. ALZ-801 was granted fast track designation in October 2017.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the new PDUFA agreement, these six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

In addition, products tested for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on IMM or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, passed in July 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There are continuing, annual user fee requirements for any marketed products and the establishments where such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval of a drug or medical device is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls.

•	Fines, warning letters or holds on post-approval clinical trials.

•	Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals.

•	Product seizure or detention, or refusal to permit the import or export of products.

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs or devices may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Regulation Outside the United States

To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

To market our future products in the EEA (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

•	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

•	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and Marketing Exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric Investigation Plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and trial results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Orphan Drug Designation

In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment in development. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the member state competent authorities, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for medicines that have also complied with an agreed PIP.

This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinical superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs are eligible for incentives made available by the EU and its Member States to support research into, and the development and availability of, orphan drugs.

Employees

As of December 31, 2017, we had six employees.

Facilities

Our offices are located in Framingham, Massachusetts, where we have leased 3,317 square feet of office space. We believe that our facilities are adequate to meet our current needs.

Legal Proceedings

We are not party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Executive Officers
Martin Tolar, M.D., Ph.D.	53	Founder, President and Chief Executive Officer and Director
Susan Abushakra, M.D.	57	Chief Medical Officer
John Hey, Ph.D.	58	Chief Scientific Officer
Aidan C. Power, M.B., M.Sc., M.R.C. Psych.	57	Vice President of Program and Portfolio Management
Kenneth A. Mace II	46	Vice President of Finance
Petr Kocis, Ph.D.	60	Vice President of Preclinical Development

Directors
Jean-Pierre Garnier, Ph.D.	70	Chairman of the Board of Directors
Franz Hefti, Ph.D.	70	Director
Dennis H. Langer, M.D.	66	Director
Scott Minick	66	Director
David P. Nikodem, Ph.D.	48	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Martin Tolar, M.D., Ph.D. founded our company in June 2013 and has served as our President, Chief Executive Officer and a director since then. From January 2012 to October 2012, Dr. Tolar served as the President and Chief Executive Officer of Knome, Inc., a biotechnology company. From June 2009 to November 2011, Dr. Tolar served as the President and Chief Executive Officer of NormOxys, Inc., a biotechnology company. From 2008 to 2009, Dr. Tolar served as Executive Vice President and Chief Business Officer of CoMentis, Inc., a biotechnology company, and, from 2007 to 2008, served as Chief Scientific Officer. From 2001 to 2007, Dr. Tolar served in various clinical development and business leadership positions at Pfizer, Inc., a global pharmaceutical company. Dr. Tolar completed his residency in neurology at the Boston Medical Center and served as an Assistant Professor in the Department of Neurology at Yale University School of Medicine. Dr. Tolar received his M.D. from Charles University in Prague, Czech Republic, and his Ph.D. in Neuroscience from the University of Cincinnati School of Medicine. We believe that Dr. Tolar is qualified to serve on our board of directors because of his scientific expertise and extensive experience in the pharmaceutical and biotechnology industries.

Susan Abushakra, M.D. has served as our Chief Medical Officer since July 2015. Dr. Abushakra is also a co-founder of Bonti, Inc., a biotechnology company, where she has served as Chief Medical Officer since September 2015. From June 2014 to July 2015, Dr. Abushakra served as the Chief Medical Officer of Transition Therapeutics, Inc., a biopharmaceutical company, where she led global drug development programs in Alzheimer’s disease, or AD, and other neuropsychiatric indications. From January 2014 to June 2014, Dr. Abushakra served as the Chief Medical Officer of Perrigo Company plc, a global healthcare products company, where she was site head and oversaw the clinical assets acquired from Elan. From January 2010 to December 2013, Dr. Abushakra served as the Vice President of Clinical Development at Elan Corporation, plc, a biotechnology company, where she led the AD program development team. Prior to that, Dr. Abushakra held clinical development and global regulatory roles focused on AD and other CNS programs at Wyeth Pharmaceuticals, Inc. and Eisai Co., Ltd. Dr. Abushakra received her M.D. from the American University of Beirut Medical School, Lebanon and completed her residency and fellowship at Johns Hopkins Medical Institutions.

John Hey, Ph.D. has served as our Chief Scientific Officer since June 2013. From September 2012 to June 2014, Dr. Hey served as an independent pharmaceutical research and drug development consultant for various biotechnology, pharmaceutical and medical technology companies. From 2010 to 2012, Dr. Hey served as the Senior Vice President of Preclinical and Early Drug Development at NormOxys, Inc., a biotechnology company, where he led clinical development efforts. From 2006 to 2010, Dr. Hey served as the Vice President of Discovery and Preclinical Drug Development at CoMentis, Inc., a pharmaceutical company, where he oversaw development programs in AD. From 1988 to 2006, Dr. Hey held several positions, including as the Senior Director of Neurobiology at the Schering-Plough Research Institute. Dr. Hey received his Ph.D. in Pharmacology from the University of Oklahoma Health Sciences Center.

Kenneth A. Mace II has served as our Vice President of Finance since September 2015. Mr. Mace has also served as Vice President of Finance for Flagship Pioneering, a venture capital firm, since July 2017. From June 2012 to August 2015, Mr. Mace served as the Vice Director and Senior Project Manager, Group Planning and Diagnostics Finance at F. Hoffman-La Roche Ltd., a pharmaceutical company, where he provided financial analysis in support of long range business planning. Mr. Mace received his MBA from Babson College.

Aidan C. Power, M.B., M.Sc., M.R.C. Psych. has served as our Vice President of Program and Portfolio Management since June 2015. From August 1993 to November 2014, Dr. Power held several positions, including Vice President and Head of PharmaTherapeutics Precision Medicine, at Pfizer Inc., a global pharmaceutical company, where he led clinical technology groups, and designed and managed multiple late stage studies for psychiatric indications. Dr. Power received his M.B., B.Ch., B.A.O. from University College Cork, Ireland and his M.Sc. in the History of Science and Medicine from University College London. He is a member of the Royal College of Psychiatrists.

Petr Kocis, Ph.D. has served as our Vice President of Preclinical Development since March 2015. Dr. Kocis has also served on the Scientific Advisory Board of the Institute of Molecular and Translational Medicine since 2010, and previously served as a Director from 2010 until 2015. From 1996 to 2009, Dr. Kocis held several leadership positions, including Global Head of Enabling Sciences & Technology, Exploratory Chemistry, across several therapeutic areas, including the nervous central system, at Zeneca, Inc. and AstraZeneca plc, each a biopharmaceutical company, where he oversaw the implementation of modern medicinal chemistry and technology in multiple countries. Dr. Kocis received his Ph.D. in medicinal chemistry from the Czechoslovak Academy of Sciences and completed his postdoctoral fellowship at University of Oxford.

Directors

Jean-Pierre Garnier, Ph.D. has served on our board of directors since December 2015. Dr. Garnier also currently serves on the boards of directors of United Technology Corporation, Idorsia Ltd. and Radius Health, Inc., and previously served on the boards of directors of Renault S.A. and Actelion Ltd. Dr. Garnier has also served as an Operating Partner at Advent International, a private equity firm, since 2013. Dr. Garnier has served on the Advisory Board of the Newman’s Own Foundation since 2011 and on the Advisory Board of The Max Planck Institute since 2011. From 2008 to 2010, Dr. Garnier served as the Chief Executive officer of Pierre Fabre Laboratories, a pharmaceutical company, and from 2000 to 2008, he served as the Chief Executive Officer of GlaxoSmithKline, Inc., a global pharmaceutical company. Dr. Garnier received his M.Sc. in pharmaceutical science and Ph.D. in pharmacology from Louis Pasteur University in France and his MBA from Stanford University. We believe Dr. Garnier is qualified to serve as a member of our board of directors because of his significant business experience, expertise in the life science industry, membership on various boards of directors and previous leadership and management roles.

Franz Hefti, Ph.D. has served on our board of directors since April 2014. Dr. Hefti has also served as the Chief Operating Officer of Proclara Biosciences, Inc., a biotechnology company, since June 2015. Before that, Dr. Hefti served in senior managerial position at various biotechnology and pharmaceutical companies, including from November 2011 to January 2015 as President and Chief Executive Officer of Acumen Pharmaceuticals, Inc., an AD diagnostic and therapy company, from January 2007 to December 2010 as Chief Scientific Officer of Avid Radiopharmaceuticals, Inc., a pharmaceutical company, from February 2003 to June 2006 as Executive

Vice President of Rinat Neuroscience Corp., a biotechnology company, from September 1995 to December 2002 as Senior Vice President of Neuroscience Research at Merck & Co., a pharmaceutical company, and from January 1992 to August 1995 as Director of Neuroscience Research at Genentech Inc. a biotechnology company. We believe that Dr. Hefti is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and biotechnology industries, particularly in AD.

Dennis H. Langer, M.D. has served on our board of directors since February 2016. Dr. Langer also currently serves on the board of directors of Myriad Genetics, Inc., Dicerna Pharmaceuticals, Inc. and Pernix Therapeutics Holdings, Inc. From January 2013 to July 2014 he served as Chairman and Chief Executive Officer of AdvanDx, Inc., a diagnostics company. From 2005 to 2010, Dr. Langer served as a Managing Partner of Phoenix IP Ventures, a private equity and venture capital firm specializing in life sciences. Previously, he was President, North America, of Dr. Reddy’s Laboratories, Ltd., a multinational pharmaceutical company. From September 1994 to January 2004, Dr. Langer held several leadership positions at GlaxoSmithKline plc, and its predecessor, SmithKline Beecham, most recently as a Senior Vice President of Research and Development. Dr. Langer has also been a Clinical Professor, Department of Psychiatry at Georgetown University School of Medicine since 2003. Dr. Langer received his J.D. from Harvard Law School and his M.D. from Georgetown University School of Medicine. We believe that Dr. Langer is qualified to serve on our board of directors because of his extensive experience in senior management positions in pharmaceutical and biotechnology companies, and his experience as a board member of various specialty pharmaceutical and biotechnology companies.

Scott Minick has served on our board of directors since January 2014. Mr. Minick also serves on the board of directors of Chiasma, Inc. and as Executive Chairman of Aira Tech Corp., and has served as a Venture Partner of ARCH Venture Partners, a venture capital firm, since December 2008. From 2010 to 2015, Mr. Minick served on the board of directors and as the President and Chief Executive Officer of BIND Therapeutics, Inc., a pharmaceutical company or BIND. Mr. Minick received his MBA from Northwestern University and postgraduate training in neurobiology at the Salk Institute. We believe that Mr. Minick is qualified to serve on our board of directors because of his extensive business experience and his knowledge of the pharmaceutical and biotechnology industries.

David P. Nikodem, Ph.D. was nominated to our board of directors by ABG II-Alzheon Limited, one of our shareholders, and has been a member of our board of directors since December 2014. Dr. Nikodem has also served as a senior representative of Ally Bridge Group, or ABG, and serves on the boards of several of ABG’s U.S.-based biopharmaceutical companies. From December 2010 to September 2013, Dr. Nikodem served as Portfolio Manager at Exane Asset Management, an asset management company, where he managed a global healthcare fund. Dr. Nikodem received his Ph.D. in molecular biology from Georgetown University. We believe that Dr. Nikodem is qualified to serve on our board of directors because of his investment experience and knowledge of the pharmaceutical and biotechnology industries.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of six members. Our board of directors has determined that, of our six directors, Drs. Jean-Pierre Garnier, Franz Hefti, Dennis H. Langer and David P. Nikodem and Scott Minick do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The Nasdaq Stock Market LLC, or Nasdaq. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our restated certificate of incorporation and amended and restated bylaws that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be and , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be and , and their terms will expire at the third annual meeting of stockholders following this offering.

Our restated certificate of incorporation that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

In selecting board members, our board may consider many factors, such as personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company; experience as a board member or executive officer of another publicly held company; diversity of expertise and experience in substantive matters pertaining to our business relative to other board members; and diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience.

Board Leadership Structure

Our board of directors is currently chaired by Jean-Pierre Garnier. Our corporate governance guidelines provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Board Committees

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Upon our listing on The Nasdaq Global Market, or Nasdaq, each committee’s charter will be available under the Corporate Governance section of our website at www.alzheon.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

The members of our audit committee are                 ,                  and                  .          serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of Nasdaq, or the Nasdaq rules. Our board of directors has determined that             and          meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq rules. Our board of directors has determined that          is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules.

Compensation Committee

The compensation committee’s responsibilities include:

•	reviewing and approving, or recommending for approval by the board of directors, the compensation of our Chief Executive Officer and our other executive officers;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” to the extent required; and

•	preparing the annual compensation committee report required by SEC rules, to the extent required.

The members of our compensation committee are                 ,                  and                  .          serves as the chairperson of the committee. Our board of directors has determined that each of                 ,                  and

                 is independent under the applicable Nasdaq rules, including the Nasdaq rules specific to membership on the compensation committee, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee; and

•	overseeing a periodic evaluation of our board of directors.

The members of our nominating and corporate governance committee are                 ,                  and                  .          serves as the chairperson of the committee. Our board of directors has determined that                 ,                  and                 are independent under the applicable Nasdaq rules.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2017.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon our listing on Nasdaq, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.alzheon.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Legal Proceedings

On May 1, 2016, BIND and one of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking relief under Chapter 11 of Title 11 of the United States Code. From 2010 to 2015, Scott Minick, one of our directors, served on the board of directors and as the President and Chief Executive Officer of BIND. Other than as described above, we are not aware of any of our directors or officers being involved in any legal proceedings in the past 10 years relating to bankruptcy, insolvency, criminal proceeds (other than traffic and other minor offenses) or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2017 Summary Compensation Table” below. In 2017, our “named executive officers” and their positions were:

•	Martin Tolar, President and Chief Executive Officer;

•	John Hey, Chief Scientific Officer; and

•	Aidan Power, Vice President, Program & Portfolio Management.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2017 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total
Martin Tolar	2017	325,000	246,762	571,762
President and Chief Executive Officer
John Hey	2017	255,000	127,426	382,426
Chief Scientific Officer
Aidan Power	2017	196,875	179,293	376,168
Vice President, Program & Portfolio Management

(1)	Amounts reflect the full grant date fair value of stock options granted during 2017 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We will provide information regarding the assumptions used to calculate the value of the option awards in Note 10 to our financial statements included in this prospectus.

2017 Salaries

The named executive officers receive a base salary to provide a fixed component of compensation for services rendered to us. Base salaries are intended to reflect the executive’s skill set, experience, role and responsibilities. The 2017 annual base salaries of our named executive officers were:

Name	2017 Annual Base Salary ($)
Martin Tolar	325,000
John Hey	255,000
Aidan Power	225,000

During the months of January to May, Mr. Power dedicated approximately 70% of his working time to performing services for us and his base salary during this period was correspondingly reduced from $225,000 to $157,500.

2017 Bonuses

Our named executive officers did not participate in an annual cash bonus program or receive bonuses for 2017.

Equity Compensation

We generally offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options generally allow employees to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant, as determined by the board of directors. Our stock options generally vest as to 25% of the underlying shares on the first anniversary of the date of grant and in equal monthly installments over the following 36 months, subject to the holder’s continued employment with us. Historically, our stock options have been intended to qualify as “incentive stock options” to the extent permitted under the Internal Revenue Code and may allow “early exercise” of any unvested portion in exchange for shares of restricted stock subject to the same vesting schedule as the underlying stock option.

We granted the following stock options to our named executive officers during 2017.

Named Executive Officer	2017 Stock Options Granted
Martin Tolar	226,387
John Hey	116,905
Aidan Power	164,489

These options were granted under our 2014 Equity Incentive Plan, which we refer to as the 2014 Plan, with exercise prices equal to the fair market value of our common stock on the date of grant, as determined by the board of directors, and subject to our standard vesting schedule described above.

In connection with this offering, we intend to adopt a 2018 Incentive Award Plan, which we refer to as the 2018 Plan, in order to facilitate the grant of cash and equity incentives to our directors, employees and consultants (including our named executive officers) and to enable us to obtain and retain services of these individuals, which we believe is essential to our long-term success. Following the effective date of the 2018 Plan, we will not make any further grants under our 2014 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. For additional information about the 2018 Plan, please see the section titled “Incentive Compensation Plans” below.

Retirement, Health and Welfare Plans

During their employment, our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. We do not currently sponsor a retirement plan.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2017.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date
Martin Tolar	9/22/2017	0	226,387	0.79	9/21/2027
John Hey	2/25/2015	78,750	81,250	0.42	2/24/2025
	9/22/2017	0	116,905	0.79	9/21/2027
Aidan Power	10/5/2015	62,500	37,500	0.71	10/4/2025
	9/22/2017	0	164,489	0.79	9/21/2027

(1)	Option vests as to 25% of the underlying shares on the first anniversary of the date of grant and in equal monthly installments over the following 36 months, subject to the holder’s continued employment with us.

Employment or Service Agreements

In connection with this offering, we intend to enter into employment agreements with our named executive officers that will supersede their current compensation arrangements and become effective on the effectiveness of the registration statement of which this prospectus is a part. The material terms of those arrangements are not currently known and will be described in this prospectus once finally determined.

Director Compensation

Directors who are also our employees do not receive compensation for their service on our board of directors. Historically, our non-employee directors have not received compensation for their service on our board of directors other than awards of stock options. We expect to approve and implement a compensation program for our non-employee directors that will become effective on the effectiveness of the registration statement of which this prospectus is a part. The terms of our non-employee director program are not yet known and will be described in this prospectus once finally determined.

2017 Director Compensation Table

Name	Option Awards ($)(1)	Total ($)
Jean-Pierre Garnier	70,293	70,293
Dennis Langer	31,696	31,696
David Nikodem	31,696	31,696
Franz Hefti	31,696	31,696
Scott Minick	33,794	33,794

(1)	Amounts reflect the full grant date fair value of stock options granted during 2017 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We will provide information regarding the assumptions used to calculate the value of the option awards in Note 10 to our financial statements included in this prospectus. The stock options were granted with an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors, and vest as to 25% of the underlying shares on the first anniversary of the date of grant and in equal monthly installments over the following 36 months.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested shares of our common stock held as of December 31, 2017 by each non-employee director who was serving as of December 31, 2017.

Name	Options Outstanding at Fiscal Year End	Unvested Shares of Common Stock at Fiscal Year End
Jean-Pierre Garnier	264,489	0
Dennis Langer	132,245	0
David Nikodem	80,657	0
Franz Hefti	29,070	21,645
Scott Minick	37,004	18,208

Limitations of Liability and Indemnification

Our restated certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our restated certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with our directors, and we intend to enter into new indemnification agreements with our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our executive officers or directors.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Incentive Compensation Plans

The following summarizes the material terms of 2018 Plan, which will be the long-term incentive compensation plan in which our directors and named executive officers are eligible to participate following the consummation of this offering, the 2018 Employee Stock Purchase Plan, and the 2014 Plan, under which we have previously made periodic grants of equity and equity-based awards to our directors and named executive officers.

2018 Incentive Award Plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the 2018 Incentive Award Plan, or the 2018 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to our company. The material terms of the 2018 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2018 Plan. The 2018 Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2018 Plan,

Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2018 Plan, to interpret the 2018 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2018 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2018 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2018 Plan.

Shares Available for Awards

An aggregate of                  shares of our common stock will initially be available for issuance under the 2018 Plan. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2019 and ending in and including 2028, equal to the lesser of (A)     % of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) a smaller number of shares determined by our board of directors. No more than                  shares of common stock may be issued under the 2018 Plan upon the exercise of incentive stock options. Shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If an award under the 2018 Plan or the 2014 Plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2018 Plan. Awards granted under the 2018 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2018 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive stock options.

In addition, the maximum aggregate grant date fair value as determined in accordance with FASB ASC Topic 718 (or any successor thereto), of awards granted to any non-employee director for services as a director pursuant to the 2018 Plan during any fiscal year may not exceed $          (or, in the fiscal year of any director’s initial service, $          ). The plan administrator may, however, make exceptions to such limit on director compensation in extraordinary circumstances, subject to the limitations in the 2018 Plan.

Awards

The 2018 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2018 Plan may constitute or provide for payment of “nonqualified deferred compensation” under the Code. All awards under the 2018 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). The maximum aggregate number of shares of common stock with respect to one or more options or SARs that may be granted to any one person during any fiscal year of the company will be          .

•	Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2018 Plan.

•	Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2018 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions

In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2018 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2018 Plan and replacing or terminating awards under the 2018 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to the 2018 Plan and outstanding awards as it deems appropriate to reflect the transaction.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2018 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2018 Plan, may materially and adversely affect an award outstanding under the 2018 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator can, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share. The 2018 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2018 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2018 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2018 Plan, and exercise price obligations arising in connection with the exercise of stock options under the 2018 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

John J. Haas, General Counsel, Chief Legal Officer and Secretary

2018 Employee Stock Purchase Plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the 2018 Employee Stock Purchase Plan, or the 2018 ESPP. The material terms of the 2018 ESPP are summarized below.

Shares Available for Awards; Administration

A total of              shares of our common stock will initially be reserved for issuance under the 2018 ESPP. In addition, the number of shares available for issuance under the 2018 ESPP will be annually increased on January 1 of each calendar year beginning in 2019 and ending in and including 2028, by an amount equal to the least of (A)     % of the shares outstanding on the final day of the immediately preceding calendar year and (B)

such smaller number of shares as is determined by our board of directors, provided that no more than                  shares of our common stock may be issued under the 2018 ESPP. The foregoing numbers are subject to adjustment in certain events, as described below. Our board of directors or a committee of our board of directors will have authority to interpret the terms of the 2018 ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the 2018 ESPP.

Eligibility

Our employees are eligible to participate in the 2018 ESPP if they are customarily employed by us or a participating subsidiary for more than twenty hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our 2018 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of Rights

The 2018 ESPP is intended to qualify under Section 423 of the Code and stock will be offered under the 2018 ESPP during offering periods. The length of the offering periods under the 2018 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2018 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The 2018 ESPP permits participants to purchase common stock through payroll deductions of up to 25% of their eligible compensation, which includes a participant’s gross base compensation for services to us, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be          shares. In addition, no employee will be permitted to accrue the right to purchase stock under the 2018 ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2018 ESPP at any time at least one week prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2018 ESPP other than by will or the laws of descent and distribution.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting our common stock known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2018 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the 2018 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2018 ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the 2018 ESPP or changes the 2018 ESPP in any manner that would cause the 2018 ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

Alzheon, Inc. 2014 Equity Incentive Plan

Our board of directors and stockholders have approved our 2014 Plan, under which we may grant stock options and other stock-based awards to employees, directors and consultants of our company or its affiliates. We have reserved a total of 5,639,119 shares of our common stock for issuance under the 2014 Plan.

Following the effectiveness of the 2018 Plan, we will not make any further grants under the 2014 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. As discussed above, we anticipate that shares of our common stock subject to awards granted under the 2014 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2018 Plan are not issued under the 2014 Plan will be available for issuance under the 2018 Plan.

Eligibility and Administration

Our employees, consultants and directors and its subsidiaries are eligible to receive awards under the 2014 Plan. Our compensation committee will administer the 2014 Plan unless our board of directors assumes authority for administration. Subject to the express terms and conditions of the 2014 Plan, the plan administrator has the authority to make all determinations and interpretations under the plan, prescribe all forms for use with the plan and adopt, amend and/or rescind rules for the administration of the plan. The plan administrator also sets the terms and conditions of all awards under the plan, including any vesting and vesting acceleration conditions

Awards

The 2014 Plan provides for the grant of stock options (including non-qualified stock options, or NQSOs, and incentive stock options, or ISOs), restricted stock, RSUs, or other equity-based awards, or any combination thereof. As of the date of this prospectus, awards of stock options and restricted stock are outstanding under the 2014 Plan.

Certain Transactions

The plan administrator has broad discretion to equitably adjust the provisions of the 2014 Plan and the terms and conditions of existing and future awards, including with respect to aggregate number and type of shares subject to the 2014 Plan and awards granted pursuant to the 2014 Plan, to prevent the dilution or enlargement of intended benefits and/or facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. The plan administrator may also provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Amendment and Termination

Our board of directors may terminate, amend or modify the 2014 Plan at any time and from time to time. However, we must generally obtain stockholder approval to increase the number of shares available under the 2014 Plan (other than in connection with certain corporate events, as described above) or to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2014 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings

Series A Preferred Stock Financing. From December 2014 to March 2015, we issued and sold to investors in private placements an aggregate of 7,335,891 shares of our Series A preferred stock at a purchase price of $1.37 per share, for aggregate consideration of approximately $10 million, and issued 839,412 shares of Series A preferred stock related to the conversion of convertible notes.

Series B Preferred Stock Financing. From May 2017 to December 2017, we issued and sold to investors in private placements an aggregate of 1,635,921 shares of our Series B preferred stock at a purchase price of $4.51 per share, for aggregate consideration of approximately $7.4 million, and issued 2,611,058 shares of Series B preferred stock upon the conversion of convertible notes in satisfaction of $10.7 million in principal and accrued interest. In connection to the Series B preferred stock financing, we entered into an agreement with ABG II-Alzheon Limited, or ABG, whereby we agreed not to enter into certain transactions that would cause dilution to ABG’s holdings without the consent of ABG.

The following table sets forth the aggregate number of shares of our capital stock acquired by our directors, officers and beneficial owners of more than 5% of our capital stock in the financing transactions described above. Each share of our Series A preferred stock identified in the following table will convert into one share of common stock upon the closing of this offering. Each share of our Series B preferred stock identified in the following table will convert into one share of common stock upon the closing of this offering.

Participant	Series A Preferred Stock	Series B Preferred Stock	Cash Purchase Price($)
Directors and Officers(1)
Petr Kocis	—	54,283	$223,103
5% or Greater Stockholders
ABG II-Alzheon Limited(2)	2,189,781	221,730	$3,911,310

(1)	Additional details regarding these officers and directors and their equity holdings are provided in “Principal Stockholders.”
(2)	ABG II-Alzheon Limited is a wholly-owned subsidiary of Ally Bridge Group. David P. Nikodem, Ph.D., one of our directors, is affiliated with ABG II-Alzheon Limited.

Stockholders Agreement

We entered into a stockholders agreement on May 25, 2017 with the holders of our preferred stock, including ABG. The agreement provides for, among other things, certain rights relating to the registration of such holders’ common stock, including shares issuable upon conversion of preferred stock. See “Description of Capital Stock—Registration Rights.”

Pursuant to the Stockholders Agreement, the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to serve: Jean-Pierre Garnier, Ph.D., Franz Hefti, Ph.D., Dennis Langer, M.D., Scott Minick, David Nikodem, Ph.D. and Martin Tolar, M.D., Ph.D. Dr. Nikodem was initially selected to serve on our board of directors as the representative of holders of our preferred stock, as designated by ABG. Dr. Tolar was initially selected to serve on our board of directors in his capacity as our Chief Executive Officer. Drs. Garnier, Hefti and Langer and Mr. Minick were initially selected to serve on our board of directors as independent directors, as designated by the holders of a majority of the then outstanding shares of common stock.

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive and Director Compensation—Employment or Service Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Executive and Director Compensation—Limitations of Liability and Indemnification.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Executive and Director Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of                 , 2018 by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on                  shares of common stock outstanding as of                 , 2018 assuming the conversion of all outstanding shares of preferred stock into common stock. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of          are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 111 Speen Street, Suite 306, Framingham, Massachusetts 01701. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or Greater Stockholders
ABG II-Alzheon Limited(1)

Named Executive Officers and Directors
Martin Tolar, M.D., Ph.D.(2)
John Hey, Ph.D.(3)
Aidan Power, Ph.D.(4)
Jean-Pierre Garnier, Ph.D.(5)
Franz Hefti, Ph.D.(6)
Dennis H. Langer, M.D., J.D.(7)
Scott Minick(8)
David Nikodem, Ph.D.(9)
All executive officers and directors as a group (11 persons)

*	Less than 1%.
(1)	ABG II-Alzheon Limited is a wholly-owned subsidiary of Ally Bridge Group. Ally Bridge Group exercises voting and investment power over these shares. Ally Bridge Group’s address is .
(2)	Consists of (a) shares of common stock and (b) options to purchase shares of common stock that are or will be immediately exercisable within 60 days of , 2018.
(3)	Consists of (a) shares of common stock and (b) options to purchase shares of common stock that are or will be immediately exercisable within 60 days of , 2018.
(4)	Consists of (a) shares of common stock and (b) options to purchase shares of common stock that are or will be immediately exercisable within 60 days of , 2018.
(5)	Consists of (a) shares of common stock held by Dr. Garnier, (b) shares of common stock held by Garnier 1998 Irrevocable Trust and (c) shares of common stock held by JPM Partners, LLC.

(6)	Consists of (a) shares of common stock and (b) options to purchase shares of common stock that are or will be immediately exercisable within 60 days of , 2018.
(7)	Consists of (a) shares of common stock and (b) options to purchase shares of common stock that are or will be immediately exercisable within 60 days of , 2018.
(8)	Consists of (a) shares of common stock and (b) options to purchase shares of common stock that are or will be immediately exercisable within 60 days of , 2018.
(9)	Consists of (a) shares of common stock held by Dr. Nikodem, (b) options to purchase shares of common stock held by Dr. Nikodem that are or will be immediately exercisable within 60 days of , 2018 and, (c) shares of common stock held by Ally Bridge Group. Dr. Nikodem is a member of a group of persons who exercise voting and investment power over the shares of stock beneficially owned by Ally Bridge Group, and may be deemed to beneficially own the shares held by Ally Bridge Group.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our outstanding warrants, the investors’ rights agreement and of the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, amended and restated bylaws, warrants and stockholders agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. The description of our common stock and preferred stock reflects changes to our capital structure that will occur immediately prior to the closing of this offering.

Following the closing of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and                  shares of preferred stock, par value $0.001 per share.

As of                 , we had issued and outstanding:

•	shares of our common stock held of record by stockholders;

•	shares of our Series A preferred stock that are convertible into shares of our common stock; and

•	shares of our Series B preferred stock that are convertible into shares of our common stock.

Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into                  shares of our common stock.

Common Stock

As of                 , there were                  shares of our common stock outstanding and                  shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering, held of record by          stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our amended and restated certificate of incorporation. See below under “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.” Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of                 , options to purchase                  shares of our common stock were outstanding under our 2014 Plan,                     of which were exercisable and of which          were vested as of that date.

Warrants

As of                 , warrants to purchase a total of 435,773 shares of our common stock were outstanding with an exercise price of $1.51 per share. These warrants are exercisable immediately and expire on April 2, 2020.

As of                 , warrants to purchase a total of 41,521 shares of our common stock were outstanding with an exercise price of $4.96 per share. These warrants are exercisable immediately and expire on May 25, 2024.

Registration Rights

Upon the closing of this offering, holders of                  shares of our common stock, including shares issuable upon the exercise of warrants, or their transferees will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an amended and restated stockholders agreement by and among us and certain of our stockholders, until such shares can otherwise be sold without restriction under Rule 144, or until the rights otherwise terminate pursuant to the terms of the investors’ rights agreement. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

If at any time beginning 180 days after the closing date of this offering the holders of a majority of the registrable securities request in writing that we effect a registration with respect to all or part of such registrable securities then outstanding, we may be required to register their shares. We are obligated to effect at most one registration in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of the registrable securities request in writing that we effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $3,000,000, we will be required to effect such registration; provided, however, that we will not be required to effect such a registration if, within any twelve-month period, we have already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders and blue sky fees and expenses.

Termination of Registration Rights

The registration rights terminate upon the earlier of five years after the effective date of the registration statement of which this prospectus is a part, the closing of a deemed liquidation event, as defined in the stockholders agreement, or, with respect to the registration rights of an individual holder, when the holder can sell all of such holder’s registrable securities in a 90-day period without restriction under Rule 144 under the Securities Act.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting , would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be          .

National Securities Exchange Listing

We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “ALZH.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock, assuming the issuance of                  shares of common stock offered by us in this offering, the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock and no exercise of options or warrants after                 , 2018. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                  shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately                  shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

In addition, of the                  shares of our common stock that were subject to stock options outstanding as of                 , options to purchase                  shares of common stock were vested as of          and, upon exercise, these shares will be eligible for sale subject to the lock—up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, have agreed that, without the prior written consent of Citigroup Global Markets, Inc. and Piper Jaffray & Co., on behalf of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, whether any transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

In the case of our officers, directors and stockholders, these lock-up restrictions are subject to certain exceptions, including transfers (i) made as bona fide gifts; (ii) to any immediate family member; (iii) transfers by will, other testamentary document or intestate succession; (iv) to a charitable organization or educational institute; (v) to cover the payment of taxes due upon the vesting, conversion or exercise of securities issued under an equity incentive plan or stock purchase plan of the company; (vi) on the open market; (vii) of common stock or securities convertible into or exchangeable for common stock to any affiliate, limited partners, general partners, limited liability company members or stockholders of the undersigned, or if the undersigned is a corporation to any wholly owned subsidiary of such corporation; (viii) as part of a distribution, transfer or disposition to general partners or other affiliates; (ix) pursuant to any contractual arrangement described in the Prospectus in effect on the date of this agreement that provides for the repurchase of the undersigned’s shares of common stock by us; (x) pursuant to a divorce settlement agreement or decree or a qualified domestic relations order; or (xi) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock involving a change of control of us.

In our case, these lock-up restrictions are subject to certain exceptions, including that we may (i) effect the transactions contemplated in the underwriting agreement; (ii) issue common stock or other awards pursuant to any employee incentive award plan, provided the recipients provide a signed lock-up agreement; (iii) issue shares of common stock upon the conversion or exercise of convertible securities or warrants; (iv) file a registration statement on Form S-8 to register shares of common stock; and (v) issue shares of common stock in connection with any joint venture, commercial or collaborative relationship, or our acquisition or license of the securities, businesses, property or other assets of another person or entity.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the nine months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of                  shares of common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our preferred stock upon the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of the shares of common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. This discussion also does not take into account or address changes to United States tax law that may result from tax reforms that were enacted in 2017 or thereafter. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities or currencies;

•	controlled foreign corporations, “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH

RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a “U.S. person,” a partnership or an entity disregarded as separate from its owner, each for United States federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Disposition of Common Stock

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes U.S. real property interests, or USRPIs, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a non-U.S. holder holds more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder’s gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC and our common stock is not regularly traded on an established securities market, a non-U.S. holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to distributions on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions (including deemed distributions) made on our common stock to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on our common stock, or gross proceeds from the sale or other disposition of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends (including deemed dividends) paid on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of common stock on or after January 1, 2019. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions.

UNDERWRITING

Citigroup Global Markets Inc. and Piper Jaffray & Co. are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated below:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Piper Jaffray & Co.
Canaccord Genuity Inc.
JMP Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $        per share. After the initial offering of the shares of our common stock, if all the shares of our common stock are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of our common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.

We, our officers and directors and substantially all of our stockholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co., offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, our capital stock. See “Shares Eligible for Future Sale—Lock-Up Agreements.” Citigroup Global Markets Inc. and Piper Jaffray & Co., in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to have our shares of common stock listed on The Nasdaq Global Market under the symbol “ALZH.”

The following table shows the per share and total public offering price, underwriting discounts and commissions that we are to pay to the underwriters and proceeds to us, before expenses, in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for expenses in an amount up to $        relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and other transactions that would stabilize, maintain or otherwise affect the price of our common stock.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering:

•	“Covered” short sales are sales of shares of our common stock in an amount up to the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of our common stock in an amount in excess of the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	The underwriters can close out a short position by purchasing additional shares of our common stock, either pursuant to the underwriters’ over-allotment option or in the open market.

•	To close a naked short position, the underwriters must purchase shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•	To close a covered short position, the underwriters must purchase shares of our common stock in the open market or exercise their over-allotment option. In determining the source of shares of our common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through their over-allotment option.

•	As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock on Nasdaq, as long as such bids do not exceed a specified maximum, to stabilize the price of the shares of our common stock.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise prevail in the open market in the absence of these transactions. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters or their respective affiliates. The representatives may agree with us to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.

Other Relationships

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to our common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; a person associated with the company under section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•	you warrant and agree that you will not offer any of our common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares of our common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares of our common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Goodwin Procter LLP.

EXPERTS

The financial statements of Alzheon, Inc. as of December 31, 2016 and 2017 and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2017 financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, District of Columbia 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Stockholders and Board of Directors

Alzheon, Inc.:

Opinion on Financial Statements

We have audited the accompanying balance sheets of Alzheon, Inc. (the Company) as of December 31, 2016 and 2017, the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Cambridge, MA

February 26, 2018

ALZHEON, INC.

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2016	2017
Assets
Cash and cash equivalents	$2,728	6,370
Prepaid expenses	34	64

Total current assets	2,762	6,434
Property and equipment, net	77	55
Restricted cash	23	23
Deferred offering costs	—	879

Total assets	$2,862	$7,391

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$203	$565
Accrued expenses	232	700
Current portion of deferred rent	7	3

Total current liabilities	442	1,268
Convertible notes payable	10,367	—
Deferred rent	5	—

Total long-term liabilities	10,372	—

Total liabilities	10,814	1,268
Stockholders’ equity (deficit):
Series A convertible preferred stock, $0.001 par value; 15,000,000 shares authorized and 8,175,303 shares issued and outstanding (aggregate liquidation value of $11,200 at December 31, 2017)	10,312	10,312
Series B convertible preferred stock, $0.001 par value; no shares and 18,145,280 shares authorized at December 31, 2016 and 2017, respectively; no shares and 4,246,979 shares issued and outstanding at December 31, 2016 and 2017, respectively (aggregate liquidation value of $19,154 at December 31, 2017)	—	18,755
Common stock, $0.001 par value; 35,000,000 shares and 43,000,000 authorized at December 31, 2016 and 2017, respectively; 11,191,535 and 11,401,535 shares issued at December 31, 2016 and 2017, respectively; 10,967,471 and 11,211,682 shares outstanding at December 31, 2016 and 2017, respectively	11	11
Additional paid-in capital	914	1,684
Accumulated deficit	(19,189)	(24,639)

Total stockholders’ equity (deficit)	(7,952)	6,123

Total liabilities and stockholders’ equity (deficit)	$2,862	$7,391

The accompanying notes are an integral part of the financial statements.

ALZHEON, INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2016	2017
Revenue	$—	$—
Operating expenses:
Research and development	4,329	1,744
General and administrative	2,603	2,308

Total operating expenses	6,932	4,052

Loss from operations	(6,932)	(4,052)
Other income (expense):
Interest expense, net	(765)	(353)
Debt conversion charge	—	(1,045)

	(765)	(1,398)

Net loss	$(7,697)	$(5,450)

Net loss per common share, basic and diluted	$(0.71)	$(0.49)

Weighted average common shares outstanding, basic and diluted	10,801,890	11,114,857

The accompanying notes are an integral part of the financial statements.

ALZHEON, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share information)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
					Shares	$0.001 Par Value
	Shares	Value	Shares	Value
Balance at December 31, 2015	8,175,303	$10,312	—	—	10,546,930	$10	$473	$(11,492)	$(697)
Stock option exercise	—	—	—	—	153,730	1	64	—	65
Share-based compensation	—	—	—	—	—	—	332	—	332
Vesting of restricted stock	—	—	—	—	266,811	—	45	—	45
Net loss	—	—	—	—	—	—	—	(7,697)	(7,697)

Balance at December 31, 2016	8,175,303	10,312	—	—	10,967,471	11	914	(19,189)	(7,952)
Issuance of Series B convertible preferred stock, net of issuance costs of $400	—	—	1,635,921	6,978	—	—	25	—	7,003
Conversion of convertible notes payable	—	—	2,611,058	11,777	—	—	—	—	11,777
Stock option exercise	—	—	—	—	10,000	—	7	—	7
Share-based compensation	—	—	—	—	—	—	720	—	720
Vesting of restricted stock	—	—	—	—	234,211	—	18	—	18
Net loss	—	—	—	—	—	—	—	(5,450)	(5,450)

Balance at December 31, 2017	8,175,303	$10,312	4,246,979	$18,755	11,211,682	$11	$1,684	$(24,639)	$6,123

The accompanying notes are an integral part of the financial statements.

ALZHEON, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2016	2017
Operating activities
Net loss	$(7,697)	$(5,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	31	35
Stock-based compensation expense	332	720
Amortization of deferred financing costs	383	202
Deferred interest	385	161
Deferred rent	(7)	(9)
Debt conversion charge	—	1,045
Changes in:
Prepaid expenses	85	(30)
Accounts payable	(758)	(107)
Accrued expenses	(314)	95

Net cash used in operating activities	(7,560)	(3,338)
Investing activities
Purchase of property and equipment	(10)	(13)

Net cash used in investing activities	(10)	(13)
Financing activities
Proceeds from issuance of convertible notes payable, net of discount	3,150	—
Proceeds from issuance of Series B convertible preferred stock	—	7,003
Proceeds from exercise of options to purchase common stock	101	7
Deferred issuance costs	—	(17)
Deferred financing costs	(238)	—

Net cash provided by financing activities	3,013	6,993

Increase (decrease) in cash and cash equivalents	(4,557)	3,642
Cash and cash equivalents at beginning of period	7,285	2,728

Cash and cash equivalents at end of period	$2,728	$6,370

Supplemental disclosure of non-cash investing and financing activities
Conversion of convertible notes payable, including accrued interest, into Series A convertible preferred stock	$—	$11,777

Deferred offering costs included in accounts payable	$—	$473

Deferred offering costs included in accrued expenses	$—	$389

Reclassification of deposit liability to additional paid in capital upon lapsing of restrictions on restricted stock	$45	$18

The accompanying notes are an integral part of the financial statements.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Going Concern

The Company

Alzheon, Inc. (the “Company”) is a clinical stage biopharmaceutical company with a Phase 3-ready program in Alzheimer’s Disease (“AD”) and a proprietary discovery platform of small molecules for the inhibition of protein misfolding in neurodegenerative disorders. The Company’s goal is to develop disease modifying treatments for patients with AD and other neurological disorders by leveraging its expertise in inhibiting protein misfolding and aggregation. The Company’s lead product candidate, ALZ-801, is an orally administered inhibitor of beta amyloid (“Aß”) misfolding and the consequent formation of small neurotoxic aggregates.

The Company was founded on June 25, 2013 and is currently located in Framingham, Massachusetts.

The Company is subject to risks common to other life science companies in the development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with the regulations of the U.S. Food and Drug Administration and other government regulations. If the Company does not successfully commercialize any product candidate, it will be unable to generate recurring product revenue or achieve profitability.

The Company’s product candidates are in development. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees and consultants.

Going Concern

The Company has suffered recurring losses from operations since its inception, has an accumulated deficit of $24.6 million at December 31, 2017 and will require additional financing to fund future operations.

The Company expects that its cash at December 31, 2017 of $6.4 million, will enable it to fund its operating expenses and capital expenditure requirements through the third quarter of 2018.

Therefore, these conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of these financial statements.

Cash requirements and cash resource needs will vary significantly depending upon the amount and related timing of expenditures required to complete ongoing development and pre-clinical and clinical testing of products as well as regulatory efforts and collaborative arrangements necessary for the Company’s products that are currently under development.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

1. The Company and Going Concern  (Continued)

The ultimate viability of the Company will be dependent on its ability to generate cash from operating activities or to raise additional capital to finance its operations.

The Company will continue to seek financing to fund expansion of its operations, including but not limited to advancing the clinical research of its drug candidates, discovery of other drug candidates and efforts to meet regulatory requirements in the United States and other countries. The Company relies on capital raises to fund its future growth until which time it derives meaningful revenues through commercial product sales or strategic collaborations to provide the necessary cash flows to support its cost structure. The Company is actively exploring various options to secure sources of financing and improve its financial position. In addition, the Company would consider potential strategic collaborations, which could provide a capital infusion to the Company. There is no assurance, however, that the Company will complete any of these arrangements or obtain them on terms and conditions favorable to the Company.

The Company’s failure to raise additional funds as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. In the event the Company does not raise additional capital from outside sources in the near future, it may be forced to curtail or cease its operations.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and therefore, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Segment Data

The Company manages its operations as a single segment for the purposes of assessing performance and making decisions. The Company’s singular focus is using its specialized knowledge to develop novel medicines for patients suffering from AD and other neurodegenerative disorders. All of the Company’s tangible assets are held in the United States.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, stock-based awards, including the valuation of common stock. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from the Company’s estimates.

Concentration of Credit Risk and of Significant Suppliers

Financial instruments that potentially subject the Company to credit risk consist of cash deposits as well as cash equivalents, specifically a money market sweep account, at banks that exceed the insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

2. Summary of Significant Accounting Policies  (Continued)

The Company is dependent on third-party manufacturers to supply products for research and development activities of its programs, including pre-clinical and clinical testing. These programs could be adversely affected by a significant interruption in the supply of such drug substance products.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss in the accompanying statement of operations for the years ended December 31, 2016 and 2017.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses include salaries, stock-based compensation and benefits of employees, third-party license fees and other operational costs related to the Company’s research and development activities, and external costs of outside vendors engaged to conduct both pre-clinical studies and clinical trials.

Research Contract Costs and Accruals

The Company has entered into various clinical development contracts with third parties. These agreements and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

2. Summary of Significant Accounting Policies  (Continued)

evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the useful life of the asset. The estimated useful lives of the property and equipment are as follows:

Computer equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of the useful life of the asset or the life of the lease

Expenditures for repairs and maintenance of assets are charged to expense as incurred. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included in net loss from operations.

Cash and Cash Equivalents

All unrestricted, highly liquid investments with original maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. Cash and cash equivalents at December 31, 2017 included checking and savings accounts as well as a money market sweep account that are highly liquid investments.

Restricted Cash

Restricted cash consists primarily of cash placed in a separate restricted bank account as required under the terms of the Company’s lease arrangement for its Framingham, Massachusetts facility.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets.

If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

2. Summary of Significant Accounting Policies  (Continued)

Accounting for Stock-Based Compensation

The Company measures all stock options and restricted stock awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options and restricted stock awards with only service-based vesting conditions on a straight-line basis over the requisite service period for the entire award (that is, over the requisite service period of the last separately vesting portion of the award).

The Company measures stock-based awards granted to consultants and non-employees based on the fair value of the award on the date on which the related service is complete. Compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is re-measured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

The Company recognizes compensation expense for only the portion of awards that vest. Adjustments to stock-based compensation expenses for forfeited awards are recorded in the period the award is forfeited.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The Company has issued shares of restricted common stock, which are more fully described in Note 10. The Company has recorded the proceeds related to the restricted stock in accrued expenses since upon termination of employment, the proceeds related to the unvested shares are returned to the employee. As the shares vest, the Company reclassifies the liability from accrued expenses to additional paid in capital.

Certain of the restricted shares were sold to non-employees, and therefore, the Company is required to re-measure the fair value of the equity instrument at each reporting period prior to vesting, and finally at the vesting date of the equity instruments.

Deferred Rent

The Company has free rent and rent escalations under its lease arrangement which are amortized on a straight-line basis over the term of the lease, which is 39 months.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

2. Summary of Significant Accounting Policies  (Continued)

Deferred Offering Costs

The Company capitalizes certain legal and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expense in the statements of operations. Deferred offering costs amounted to $879,000 at December 31, 2017. There were no deferred offering costs at December 31, 2016.

Net Loss Per Common Share

The Company follows the two-class method when computing net loss per common share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Recently Adopted Accounting Pronouncements

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current in the consolidated balance sheet. ASU 2015-17 is required to be adopted for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted ASU 2015-17 during the year ended December 31, 2017 and its adoption did not have a material impact on the Company’s financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 includes multiple provisions intended to simplify various aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company adopted ASU 2016-09 during the year ended December 31, 2017. The adoption of ASU 2016-09 did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 will require lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases will be classified as either operating or finance, and classification will be based on criteria similar to current lease accounting, but without explicit bright lines. The guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

2. Summary of Significant Accounting Policies  (Continued)

equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2018 and should be applied using a retrospective transition method to each period presented. Early adoption is permitted. The Company has determined the impact of adopting ASU 2016-18 will result in the inclusion of restricted cash in total cash and cash equivalents in the determination of changes in cash and cash equivalents in its statements of cash flows. The presentation of restricted cash on the balance sheet will remain the same. Restricted cash amounted to $23,000 at December 31, 2017

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2017-09 will have on its financial statements. In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. Early adoption is not permitted. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

3. Fair Value Measurements

The hierarchy established under FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1), and the lowest priority to unobservable inputs (Level 3). As required by ASC Topic 820, the Company’s financial assets and liabilities are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC Topic 820, and its applicability to the Company’s financial assets and liabilities, are described below:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2—Quoted prices for similar assets, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3—Pricing inputs are unobservable for the asset, that is, inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset. Level 3 includes private investments that are supported by little or no market activity.

The Company’s cash equivalents consist of a money market sweep account whose cost approximates fair value. Additional financial instruments consist of accounts payable and accrued expenses. The carrying amounts of accounts payable, accrued liabilities and convertible notes payable to investors approximate their respective fair values.

Under ASC Topic 820, an entity may choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company did not elect to measure any additional financial instruments or other items at fair value.

4. Property and Equipment

Property and equipment, net consisted of the following:

	December 31
	2016	2017
	(in thousands)
Computer equipment	$56	$69
Furniture and fixtures	61	61
Leasehold improvements	16	16

Total	133	146
Less accumulated depreciation	(56)	(91)

Total	$77	$55

Depreciation and amortization expense was approximately $31,000 and $35,000 for the years ended December 31, 2016 and 2017, respectively.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

5. Accrued Expenses

Accrued expenses consisted of the following:

	December 31
	2016	2017
	(in thousands)
Professional fees	$100	$573
Other	132	127

Total	$232	$700

6. Convertible Notes Payable

A summary of the convertible notes payable is as follows:

	December 31
	2016	2017
	(in thousands)
2015 convertible notes payable, net of discount	$6,783	$—
Accrued interest	405	—

	7,188	—
2016 convertible notes payable, net of discount	3,069	—
Accrued interest	110	—

	3,179	—

	$10,367	$—

On July 13, 2015, the Company issued unsecured promissory notes in the amount of $6.9 million in exchange for $6.4 million, net of $0.5 million of deferred financing costs (the “2015 Convertible Notes Payable”). In February and March 2016, the Company issued additional unsecured promissory notes in the amount of $3.2 million, in exchange for $2.9 million cash, net of $0.3 million of deferred financing costs (the “2016 Convertible Notes Payable”). The notes accrued interest at 4% annually. All principal and interest was due on July 13, 2017. The notes were not pre-payable and did not include any financial covenants. These obligations were subject to acceleration upon the occurrence of specified events of default.

The conversion features under the 2015 and 2016 Convertible Notes Payable were as follows:

•

In the event the Company completed a Qualified Financing, which was defined as the sale of convertible preferred stock for gross proceeds of at least $10.0 million, prior to July 13, 2017, all principal and accrued interest would have automatically converted into shares of the same class and series of capital stock at the per share price of the price paid by investors in the Qualified Financing;

•

Immediately prior to the earlier of the submission or filing by the Company of a registration statement relating to an initial public offering of the Company’s common stock, all principal and accrued interest would have automatically converted into shares of Series A Preferred Stock at a per share price equal to $4.11;

•

In the event of a reverse merger into a company on a publicly traded stock exchange, all principal and accrued interest would have automatically converted into shares of Series A Preferred Stock at a per share price equal to $4.11; and

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

6. Convertible Notes Payable  (Continued)

•

If a Qualified Financing had not occurred prior to July 13, 2017, the holder of the notes payable had the option to convert the outstanding principal and interest into shares of Series A Preferred Stock at a per share price equal to $4.11.

The Company has concluded that the terms of certain conversion events represented contingent beneficial conversion features, which did not require accounting recognition until the conversion event occurred.

On March 27, 2017, the holders of the 2015 Convertible Notes Payable agreed to amend the definition of a Qualified Financing to the issuance or series of issuances of preferred stock with available gross proceeds to the Company of at least $2.0 million and to allow for the conversion of the Notes Payable at the lower of (a) the Per Share Price of the Shares issued in the Qualified Financing or (b) $4.11 Per Share upon a Qualified Financing. On May 25, 2017, the Company completed a Series B Preferred Stock issuance of $5.0 million, and as a result, the 2015 and 2016 Convertible Notes Payable converted into 2,611,058 shares of Series B Preferred Stock. Upon conversion, the Company recorded a non-cash debt conversion charge in the amount of $1.0 million, which is included in other expense in the accompanying statement of operations for the year ended December 31, 2017.

7. Series A and B Convertible Preferred Stock

Issuances

The Company completed the following closings with various investors:

•	On December 24, 2014, the Company issued 2,226,272 shares of Series A Convertible Preferred Stock (Series A Preferred Stock) at $1.37 per share, for net cash proceeds of approximately $2.8 million.

•

On February 12, 2015, the Company issued an aggregate of 2,715,065 shares of Series A Preferred Stock at $1.37 per share in exchange for net cash proceeds of approximately $3.5 million. Additionally, in connection with this issuance, convertible notes payable in the amount of $575,000 which included deferred interest, were automatically converted into 839,412 shares of Series A Preferred Stock.

•	On March 18, 2015, the Company issued an aggregate of 2,394,554 shares of Series A Preferred Stock at $1.37 per share in exchange for net cash proceeds of approximately $2.9 million.

•

On May 25, 2017, the Company issued 1,115,887 shares of Series B Preferred Stock at a per share price of $4.51 in exchange for gross proceeds of $5.0 million. In addition, 2,611,058 shares of Series B Preferred Stock were issued upon conversion of the 2015 and 2016 Convertible Notes Payable with principal and accrued interest of $10.7 million.

•	The Company issued an additional 520,034 shares of Series B Preferred Stock at a per share price of $4.51 in exchange for $2.4 million from July 2017 through December 2017.

Features

The relevant features of the Series A and B Preferred Stock are as follows:

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the affairs of the Company (a “Deemed Liquidation Event”), each holder of a share of the Series A and B Preferred Stock shall be entitled to on a pari-passu basis receive, prior and in preference to any distribution of any of the assets or surplus

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

7. Series A and B Convertible Preferred Stock  (Continued)

funds of the Company to the holders of common stock, an amount equal to the greater of (i) the original issue price, plus any declared but unpaid dividends or (ii) the amount payable had all shares of Series A Preferred Stock been converted to common stock prior to the Deemed Liquidation Event. Once the amounts due to the holders of Series A and B Preferred Stock have been satisfied, the remaining proceeds are available for the holders of common stock. The holders of the Series A and B Preferred Stock do not have the right to force a deemed liquidation event, however, they have certain protective rights that allow them to block a deemed liquidation event. In the event amounts are not sufficient to satisfy the amounts due to the holders of Series A Preferred Stock, each such holder will share ratably in the available proceeds in liquidation.

Conversion

Each share of Series A and B Preferred Stock shall be convertible at the option of the holder, at any time after the date of issuance and without the payment of any additional consideration, into that number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price of $1.37 and $4.51 per share, respectively, by the conversion price in effect at the time of conversion, subject to certain anti-dilutive effects. At December 31, 2016, the Series A and B Preferred Stock conversion price was $1.37 and $4.51 per share, respectively.

All outstanding shares of Series A Preferred Stock are automatically convertible based upon either: (i) the written consent of holders of a majority of the Series A Preferred Stock outstanding at that time or (ii) the closing of a firm commitment, underwritten initial public offering, in which the aggregate proceeds to the Company are at least $30.0 million, and have an offering price to the public of at least $4.11 per share.

All outstanding shares of Series B Preferred Stock are automatically convertible at an effective conversion price of the lesser of (a) the then effective conversion price ($4.51 at date of issuance and at December 31, 2017) or (b) 85% of the initial public offering price in a firm commitment, underwritten initial public offering of the Company’s securities, in which the aggregate proceeds to the Company are at least $30.0 million, and the offering price to the public is at least $4.11 per share. The Company has concluded that to the extent the Series B preferred shares convert at 85% of the initial public offering price, the Company will record a deemed dividend based on the difference between value of the shares of common stock issued to the Series B preferred holders at the time of the initial public offering and the carrying amount of the Series B preferred stock. Based upon the minimum per share price required for conversion IPO is $4.11, the maximum amount of the deemed dividends could amount to is $3.8 million.

All outstanding shares of Series B Preferred Stock are also convertible at the then effective conversion price ($4.51 at date of issuance and at December 31, 2017) upon the written consent of holders of a majority of the Series A and B Preferred Stock outstanding.

Voting Rights

The holders of Series A and B Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Series A Preferred Stock is convertible at the time of such vote. At all times during which shares of Series A Preferred Stock remain outstanding, the holders of the outstanding shares of Series A Preferred Stock shall have the exclusive right, separately from the common stock, to elect one director of the Company.

Dividend Rights

The holders of Series A and B Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors of the Company, dividends, payable either in cash, property or in shares of capital stock. The

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

7. Series A and B Convertible Preferred Stock  (Continued)

Company shall not declare any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Series A and B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A and B Preferred Stock equal to any dividend paid on common stock based on the number of shares of common stock the Series A and B Preferred Stock, respectively, are convertible into at the date. Any declared and unpaid dividend shall be payable on liquidation

Redemption Rights

The holders of Series A and B Preferred Stock are not entitled to any redemption rights, other than those under their liquidation rights previously discussed under Liquidation Rights.

Protective Rights

The rights of the holders terminate on the first date following the Series A and B Preferred Stock original issue date on which there are issued and outstanding less than 1,094,891 shares of Series A Preferred Stock and shares of Series B Preferred Stock, respectively.

Reissuance

Shares of any series of Series A and B Preferred Stock that are converted will be retired or canceled and cannot be reissued by the Company.

8. Common Stock

Each share of common stock is entitled to one vote; there is no cumulative voting. The holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors. The voting, dividend, and liquidation rights of the holders of common stock are subject to, and qualified by, the rights, powers, and preferences of the holders of Series A Preferred Stock.

In 2013, the Company issued 10 million shares of common stock in exchange for $1,000 to the Company’s founders.

In February 2015, the Company issued 72,992 shares of common stock in connection with the amendment to its licensing agreement with the licensor discussed in Note 13. The Company has recorded compensation expense in the amount of $38,000 based upon the fair value of the Company’s common stock on that date and included such amount in general and administrative expenses.

At December 31, 2017, the Company has reserved shares of common stock for the conversion or exercise of the following securities:

Conversion of Series A Preferred Stock	8,175,303
Conversion of Series B Preferred Stock	4,246,979
Exercise of warrants to purchase common stock	477,294
Exercise of options to purchase common stock	4,908,575

Total	17,808,151

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

9. Warrants to Purchase Common Stock

On April 2, 2015, the Company issued warrants to purchase 435,773 shares of common stock at an exercise price of $1.51 per share, which expire on April 2, 2020, and were outstanding at December 31, 2017.

In connection with the issuance of the Series B Convertible Preferred Stock the Company issued warrants to purchase 41,521 shares of common stock at an exercise price of $4.96 per share, which expire on May 24, 2025.

10. Stock-Based Compensation Plan

On April 11, 2014, the Company adopted the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan, as amended, permitted the grant of share options and shares to its employees for up to 385,000 shares of common stock. In June 2015, the Company’s board of directors approved an increase in the number of shares reserved for issuance under the 2014 Plan to 2,539,119 shares. During 2017, the Company increased the number of shares authorized under its 2014 plan by 3,100,000 shares from 2,539,119 shares to 5,639,119 shares. All option awards are granted with an exercise price equal to or greater than the market price of the Company’s common stock at the date of grant. Option and share awards generally vest over four years. The contractual term for all options is 10 years. Certain option and share awards provide for accelerated vesting of 50% of the then unvested options or shares if there is a change in control as defined in the 2014 Plan. At December 31, 2017, the Company had 2,228,075 shares available for the granting of options to purchase shares of common stock or the issuance of shares of restricted common stock.

Stock Options

The Company commenced granting options to purchase common stock in 2015. The following table summarizes the Company’s stock option activity for the year ended December 31, 2017:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Outstanding at December 31, 2016	1,863,715	$0.63	8.12
Granted	1,038,035	0.79
Exercised	(10,000)	0.71
Canceled	(211,250)	0.78

Outstanding at December 31, 2017	2,680,500	$0.68	8.33

Exercisable at December 31, 2017	1,052,061	$0.61	7.38

Unvested options	1,628,439	$0.73	8.94

The aggregate intrinsic value of options exercised for the years ended December 31, 2016 and 2017 was $49,000 and $1,000 respectively and is the difference between the exercise price of the stock options and the fair value of the common stock for those stock options that had exercise prices lower than the fair value of the common stock.

At December 31, 2017, the Company had an aggregate of $2.8 million of unrecognized stock-based compensation cost related to stock options, which is expected to be recognized over a weighted average period of 2.8 years.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

10. Stock-Based Compensation Plan  (Continued)

The assumptions that the Company used to determine the fair value of the stock options granted to employees and non-employees was as follows:

	Year End December 31
	2016	2017
Expected volatility	60.0-72.0%	62.0-88.0%
Expected dividends	0.00%	0.00%
Expected term	6.25-10 years	6.25-10 years
Risk-free rate	1.66%	1.35-2.33%
Fair value per share of common stock	$0.74	$0.79-$5.00

The weighted average grant-date fair value of stock options granted to employees and non-employees during the years ended December 31, 2016 and 2017 was $0.43 and $1.32 per share, respectively.

Restricted Stock

The Company has sold shares of restricted common stock, whose restrictions lapse according to the time-based vesting conditions of each award, which is generally over 48 months. The proceeds from the sale of the restricted stock was initially recorded as a liability, since upon termination of employment, the proceeds related to the unvested shares are returned to the employee. The Company reclassifies the liability from accrued expenses to additional paid in capital as the time-based restriction lapse. Unvested shares of restricted stock may not be sold or transferred by the holder.

The following table summarizes the Company’s restricted stock activity for the year ended December 31, 2017:

	Shares	Weighted- Average Grant Date Fair Value
Unvested restricted stock at December 31, 2016	224,064	$0.23
Issued	200,000	0.71
Vested	(234,211)	0.31

Unvested restricted stock at December 31, 2017	189,853	0.63

The Company granted 200,000 shares of restricted common stock in 2017 in exchange for a non-recourse note receivable in the amount of $142,000. The Company has concluded the note receivable is not substantive and therefore, has not recorded the note receivable in its balance sheet at December 31, 2017. The restrictions lapse under the award based on the achievement of certain performance criteria as well as time based restrictions, which lapse over 48 months. At December 31, 2017, 50,000 shares of that restricted common stock grant had vested. The Company recorded $154,000 of stock based compensation expense related to this award in 2017.

Certain of the restricted stock were sold to non-employees and therefore, the Company is required to re-measure the fair value of the equity instrument at each reporting period prior to vesting, and finally at the vesting date of the equity instruments. Because the restricted stock was issued for nominal value, the only assumption required to re-measure the fair value of the equity instrument was the fair value of the common stock, which was $0.74 per share in 2016 ranged between $0.79 and $5.00 per share in 2017.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

10. Stock-Based Compensation Plan  (Continued)

At December 31, 2017, the Company had an aggregate of $350,000 of unrecognized stock-based compensation cost related to restricted stock, which is expected to be recognized over a weighted average period of 3.0 years.

The Company recorded stock-based compensation expense related to all of its share-based awards to employees and non-employees in the following expense categories of its statement of operations:

	Year Ended December 31
	2016	2017
	(in thousands)
Research and development	$236	$370
General and administrative	96	350

Total	$332	$720

11. Income Taxes

From its inception, the Company has not recorded any income tax benefits for the net operating losses incurred in each year, due to its uncertainty of realizing a benefit from those items. A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31
	2016	2017
Federal statutory income tax rate	(34.0)%	(34.0)%
State taxes, net of federal benefit	(3.9)	(3.1)
Permanent differences	4.2	10.8
Other	(0.2)	(1.4)
Change in deferred income tax rate	—	46.5
Change in deferred tax asset valuation allowance	33.9	(18.8)

Effective income tax rate	—%	—%

The components of the Company’s deferred tax asset are as follows at December 31, 2016:

	December 31
	2016	2017
	(in thousands)
Deferred tax assets:
Capitalized costs, primarily research and development and start-up costs	$3,710	$2,558
Net operating loss carryforwards	2,713	2,666
Stock-based compensation	162	217
Research and development credits	216	347
Accrued expenses	38	32
Other	7	4

	6,846	5,824
Valuation allowance	(6,846)	(5,824)

Net deferred tax assets	$—	$—

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

11. Income Taxes  (Continued)

As of December 31, 2017, the Company had federal net operating loss carryforwards (“NOLs”) of approximately $10.3 million to offset future federal taxable income. As of December 31, 2017, the Company had state net operating loss carryforwards of approximately $9.1 million to offset future state taxable income. The NOLs begin to expire in 2032. The Company does not have any NOLs that are attributable to excess stock option deductions, which would be recorded as an increase in additional paid-in capital.

As of December 31, 2017, the Company also has federal and state tax research and development credit carryforwards of approximately $228,000 and $151,000, respectively, to offset future income taxes, which begin to expire in 2027.

NOLs and tax credit carry-forwards are subject to review and possible adjustment by the Internal Revenue Service (“IRS”) and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not determined whether there has been any cumulative ownership changes or the impact on the utilization of the loss carryforwards if such changes have occurred.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (“TCJA”) which resulted in significant taxes to the Internal Revenue Code of 1986, as amended. Changes under the new tax law include a reduction in the federal corporate tax rate from 35% down to 21%, limitations or eliminations to certain tax deductions, and usage of tax benefits in the future. The Company has reevaluated its assets and liabilities associated with such future tax benefits in the current year and recognized a decrease in its deferred tax asset $2,533,645. This reduction in the Deferred Tax Asset from the change in the Deferred Rate has been offset by a coinciding reduction in the associated valuation allowance, creating a $0 net impact.

The Company has recorded a valuation allowance against its deferred tax assets for the years ended December 31, 2016 and 2017, because the Company’s management believes that it is more likely than not that these assets will not be realized. The valuation allowance increased by approximately $2.6 million for the year ended December 31, 2016 primarily as a result of operating losses generated with no corresponding financial statement benefit. The valuation allowance decreased by approximately $1.0 million for the year ended December 31, 2017 due to the decrease in the corporate tax rate from 34% to 21%, which was enacted on December 22, 2017, partially offset by an increase in net operating losses.

The Company had no unrecognized tax benefits or related interest and penalties accrued for the period for the years ended December 31, 2016 and 2017. When necessary, the Company will recognize interest and penalties related to uncertain tax positions in income tax expense.

The Company is subject to U.S. federal income tax and Massachusetts and California state income tax. The statute of limitations for assessment by the IRS and state tax authorities is open for all periods from inception through December 31, 2017; currently, no federal or state income tax returns are under examination by the respective taxing authorities.

12. Commitments and Contingencies

Lease Commitments

The Company has an operating lease agreement for its office space, which commenced on December 29, 2014 and extends 39 months through April 15, 2018. The lease agreement includes three months of free rent and

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

12. Commitments and Contingencies  (Continued)

annual rent escalations throughout the term of the lease, which are being amortized over the term of the lease agreement. The lease requires the Company to pay certain operating costs. The Company amended its lease agreement in 2017 to extend through mid-January 2019. Rent expense was $108,000 and $103,000 for the years ended December 31, 2016 and 2017, respectively,

Future minimum lease payments as of December 31, 2017 are as follows (in thousands):

Amount
Year ending December 31:
2018	$108

$108

Related Party Licensing Agreements

On October 22, 2013, the Company entered into the following agreements:

•

A licensing agreement (the “FB Health License Agreement”) with FB Health S.p.A (“FB Health”), a privately-held company in Italy, under which the Company sublicenses from FB Health certain rights licensed to FB Health under pre-existing agreements between Bellus Health, Inc. and Parteq Research and Development Innovations (“Parteq”) and between Bellus Health, Inc. and Her Majesty the Queen in Right of Canada (“TPC”) related to the development and commercialization of certain licensed products.

•

A letter agreement (the “Letter Agreement”) from FB Health to Bellus and the Company under which all parties acknowledge that FB Health has granted a sublicense of its rights under the Bellus Agreement to the Company in the form of the FB Health License Agreement and as contemplated by the Bellus License Agreement.

A minority shareholder in the Company is also the majority owner of FB Health.

The significant provisions of the FB Health License Agreement and the Letter Agreement are as follows:

FB Health License Agreement

In consideration for the grant of certain licenses mentioned above, the Company agreed to the following royalties and license payments:

•	A mid-single digit percentage royalty of net sales of licensed products on a country by country basis and of all licensing revenues to FB Health.

•

The Company is required to make regulatory approval milestone payments in the low to mid six digit dollar range per approval and low single digit percentage royalty payments on gross sales to Parteq and high single digit percentage payments on gross revenue to TPC up to a maximum of low eight digit payments.

The FB Health License Agreement is cancelable upon notice by the Company.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

12. Commitments and Contingencies  (Continued)

Letter Agreement

In addition to acknowledging the sublicense of the rights to the Company, the Letter Agreement includes the following provisions:

•

The Company shall make any payments owed by the Company to FB Health under the FB Health License Agreement directly to Bellus, as consideration for amounts owed by FB Health to Bellus under the Bellus License Agreement.

•

Upon the occurrence of Bellus’ insolvency, FB Health shall, upon the Company’s request, exercise its rights to the licenses granted under the Bellus License Agreement. In the event that FB Health fails to exercise such rights after the Company’s request, the Company has the right to exercise such rights on behalf of FB Health.

The Company made payments of $16,000 and $10,000 to FB Health for the years ended December 31, 2016 and 2017, respectively.

13. Net Loss per Common Share

Basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2016 and 2017 was calculated as follows:

	Year Ended December 31
	2016	2017
Numerator (in thousands):
Net loss	$(7,697)	$(5,450)

Denominator:
Weighted average common shares outstanding—basic and diluted	10,801,890	11,114,847

Net loss per common share—basic and diluted	$(0.71)	$(0.49)

The Company’s potential dilutive securities, included in the table below, have been excluded from the computation of diluted net loss per share attributable to common stockholders whenever the effect of including them would be to reduce the net loss per share. In periods where there is a net loss, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

ALZHEON, INC.

NOTES TO FINANCIAL STATEMENTS  (CONTINUED)

13. Net Loss per Common Share  (Continued)

The following potential common shares, presented based on amounts outstanding at December 31, 2016 and 2017, were excluded from the calculation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	Year Ended December 31
	2016	2017
Series A preferred stock	8,175,303	8,175,303
Series B preferred stock	—	4,246,979
Convertible notes payable	2,522,384	—
Warrants to purchase common stock	435,773	477,294
Options to purchase common stock	2,539,119	2,680,500
Unvested common stock	224,064	189,853

Total	13,896,643	15,769,929

14. Subsequent Events

In preparing the financial statements as of and for the year ended December 31, 2017, the Company has evaluated subsequent events for recognition and measurement purposes through February 26, 2018, the date that the report of the independent registered public accounting firm was issued and the audited annual financial statements were available for issuance. The Company has concluded that no events or transactions have occurred that require disclosure in the accompanying financial statements.

            Shares

Alzheon, Inc.

Common Stock

PROSPECTUS

                    , 2018

Citigroup	Piper Jaffray

Canaccord Genuity	JMP Securities

Through and including                 , 2018 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.

Amount
Securities and Exchange Commission registration fee	$ *
FINRA filing fee	*
Initial Nasdaq Global Market listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Transfer Agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*

Total expenses	$ *

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Issuance of Capital Stock.

•	From December 30, 2014 through March 31, 2015, the registrant issued an aggregate of 7,335,891 shares of Series A Preferred Stock for aggregate consideration of $10 million to accredited investors, 839,412 shares of Series A Preferred Stock in converted promissory notes upon the cancellation of principal debt totaling $550,000 principal plus $24,997 accrued interest pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as transactions not involving a public offering.

•	From May 25, 2017 to December 20, 2017, the registrant issued an aggregate of 1,635,921 shares of Series B Preferred Stock for aggregate consideration of approximately $7.4 million and 2,611,058 shares of Series B Preferred Stock upon the conversion of convertible notes in satisfaction of debt totaling $10,000,000 in principal plus $700,000 in accrued interest to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as transactions not involving a public offering.

(b)	Common Stock.

•	Since January 1, 2015, the registrant issued 215,318 shares of common stock pursuant to stock options exercised by certain of its employees, consultants and directors in connection with services provided to the registrant by such parties pursuant to Section 4(a)(2) and Rule 701 of the Securities Act as transactions not involving a public offering.

(c)	Warrants

•	On April 2, 2015, the registrant issued warrants to purchase an aggregate of 435,773 shares of common stock at an exercise price of $1.51 per share to accredited investors pursuant to Section 4(a)(2) and Rule 506 of the Securities Act as transactions not involving a public offering.

•	On August 17, 2017, the registrant issued warrants to purchase an aggregate of 39,824 shares of common stock at an exercise price of $4.96 per share to accredited investors pursuant to Section 4(a)(2) and Rule 506 of the Securities Act as transactions not involving a public offering.

•	On October 30, 2017, the registrant issued warrants to purchase an aggregate of 810 shares of common stock at an exercise price of $4.96 per share to accredited investors pursuant to Section 4(a)(2) and Rule 506 of the Securities Act as transactions not involving a public offering.

•	On December 14, 2017, the registrant issued warrants to purchase an aggregate of 887 shares of common stock at an exercise price of $4.96 per share to accredited investors pursuant to Section 4(a)(2) and Rule 506 of the Securities Act as transactions not involving a public offering

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of the Registrant (currently in effect)

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering

3.3**	Bylaws of the Registrant (currently in effect)

3.4*	Form of Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Form of stock certificate evidencing the shares of common stock

4.2**	Amended and Restated Stockholders Agreement, dated May 25, 2017, among the Registrant and certain of its stockholders

4.3**	Form of Warrant to purchase common stock of the Registrant issued to each of the investors named in Schedule A thereto

4.4**	Form of Warrant to purchase common stock of the Registrant issued to each of the investors named in Schedule A thereto

5.1*	Opinion of Latham & Watkins LLP

Exhibit Number	Description of Exhibit

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers, to be entered into in connection with this offering

10.2#**	2014 Equity Incentive Plan and form of agreement thereunder

10.3#*	2018 Incentive Award Plan and forms of agreement thereunder

10.4#*	Employment Agreement between Martin Tolar, M.D., Ph.D. and Registrant

10.5#*	Employment Agreement between John Hey, Ph.D. and Registrant

10.6#*	Employment Agreement between Aidan Power, Ph.D. and Registrant

10.7#*	Employment Agreement between Petr Kocis, Ph.D. and Registrant

10.8#*	Consulting Agreement between Kenneth A. Mace and Registrant, dated June 29, 2017

10.9#*	Consulting Agreement between Susan Abushakra, M.D. and Registrant, dated August 21, 2017

10.10**	Lease Agreement between 111 MPA LLC and Registrant, dated December 29, 2014, as amended on November 14, 2017

10.11†**	License Agreement between FB Health S.p.A. and Registrant, dated October 22, 2013, as amended on February 27, 2015 and June 30, 2016

10.12†**	Side Letter between BHI Limited Partnership and Registrant, dated October 22, 2013

10.13#*	2018 Employee Stock Purchase Plan

23.1*	Consent of KPMG LLP

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.

(b)	Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Framingham, Commonwealth of Massachusetts, on this      day of                 , 2018.

ALZHEON, INC.

By:
Martin Tolar, M.D., Ph.D.
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Alzheon, Inc., hereby severally constitute and appoint Martin Tolar, M.D., Ph.D. and                 , and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Martin Tolar, M.D., Ph.D.	President, Chief Executive Officer (principal executive officer)	, 2018

Kenneth A. Mace	Vice President of Finance (principal financial and accounting officer)	, 2018

Jean-Pierre Garnier, Ph.D.	Chairman of the Board and Director	, 2018

Franz Hefti, Ph.D.	Director	, 2018

Dennis H. Langer. M.D., J.D.	Director	, 2018

Scott Minick	Director	, 2018

David P. Nikodem, Ph.D.	Director	, 2018